SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

Company

Letter to the Shareholders

Dr. Hubertus Erlen
Chairman of the Executive Board

Dear Shareholders,

In the fiscal year 2005, Schering AG again developed very positively and broke records for important financial ratios. We thus made progress toward reaching our ambitious targets for 2006 – reason enough to thank all employees throughout the Schering Group for their hard work and great results. Without their commitment, 2005 would not have been the record year it was for Schering AG.

We crossed the €5 billion sales threshold in 2005 with an 8 percent increase in sales. The operating profit rose by 21 percent to €928 million, corresponding to an operating margin of 17.5 percent. We want to raise this ratio further to 18 percent in 2006, and the goal for 2008 is a further increase to 20 percent.

Schering AG also recorded double-digit growth rates of 23 percent in net income and earnings per share. In line with our earnings-oriented dividend policy, the Executive Board proposes to the Annual General Meeting that a dividend of €1.20 per share be paid out – an increase of 20 percent on the previous year.

The Schering Group’s very positive business development is based on the sustained growth of our top products in all the markets that are important for us. The biggest growth drivers were Betaferon®, Yasmin®, Mirena®, and Medrad’s product range. Thanks to the market success of these products, we were able to further expand our business, especially in the United States, Latin America/Canada and Asia/Pacific Regions, where we achieved double-digit growth rates in each case. Betaferon® led the list of our top-selling products with sales of €867 million. Yasmin® and Mirena® also recorded high double-digit growth rates, making Gynecology & Andrology our fastest-growing business area; it now generates net sales of almost €2 billion.

Both the strategic reorientation and the improvement in operating efficiency achieved through our FOCUS Initiative contributed to the positive development of our business. Particularly our efforts to adjust and focus our portfolio and to raise productivity made considerable progress. We sold or licensed out activities that were not part of the core business, and the headcount has been reduced by almost 2,000 up to now.
At the same time, we reinforced our product portfolio with newly approved or in-licensed products.

Unfortunately – and against our expectations – there were delays in the approval of some important development projects which we expect to be a major source of sales growth in the medium term. This applies in particular to the PTK/ZK oncology project, where the intermediate evaluations of clinical studies did not meet the primary endpoints. This development was a considerable burden on the Schering AG share. However, such setbacks can never be excluded in a company that is engaged in innovative research and development.

Against this background, the Executive Board will intensify measures that have already been initiated to review the efficiency of our research and development processes and to tap additional sources of growth. The aim here is to secure our long-term growth and profitability.

Our strategy is based on two main components.

On the one hand, we will further expand – and better exploit – the potential of the Business Areas where our scientific and medical expertise and marketing skills put us in a leading market position. This applies particularly to Gynecology, Diagnostic Imaging and the treatment of multiple sclerosis.

On the other hand, we are concentrating on selected disease areas with a high medical need where we can best exploit the advantages of our specialized research, development and marketing capabilities. Examples here include oncological indications, Crohn’s disease and Parkinson’s disease.

In Fertility Control, we will consolidate our leading global position by expanding our drospirenone product family and continuously improving the products that are already on the market. In addition to this, we aim to develop the field of gynecological therapy into a further pillar of our business in indications such as endometriosis and uterine myomas.

Due to the quality and effectiveness of our products, Schering AG is already one of the world’s leading providers in the field of Diagnostic Imaging. Building on our successes in computer tomography and magnetic resonance imaging, we are investing in innovative procedures such as molecular and optical imaging in order to generate further growth.

In Specialized Therapeutics, our aim is to increase the market share of Betaferon® in the field of multiple sclerosis by means of indication expansions and extensive improvements in product application. At the same time, we want to forge ahead with the development of innovative follow-up compounds for the treatment of multiple sclerosis, as well as novel approaches to treating Crohn’s disease and Parkinson’s disease.

We will expand our Oncology business area beyond our established product range in hematology by adding treatments for solid tumors. There is a great medical need in this field. Successes in the treatment of aggressive forms of cancer are still rare. We can build on our many years of experience in cancer research to expand this Business Area. Schering AG is working on the development of several important projects that promise a lot of potential. Furthermore, we extended our portfolio in 2005 by acquiring the global development and distribution rights to TOCOSOL® Paclitaxel, a promising anti-cancer agent.

Dear shareholders, with this strategy, the Executive Board is providing the basis for your company’s long term profitable growth. In this context, we are taking into account the trend toward ever-more-specific therapeutic approaches and state-of-the-art techniques of imaging diagnosis in the global pharmaceutical market. By concentrating on the above-mentioned specialized fields, we will remain a competent and reliable partner for physicians and patients in the future with our innovative and top-quality products.

Research&Development will continue to play a key role for Schering AG in the future. By continuing our high level of investment in the development of new products and continuously improving our processes in Research&Development, we want to secure the growth of our business in the long term. Our aim is for this growth to give us a solid basis in order to further improve the company’s profitability by optimizing the cost structure.

In this way, my Executive Board colleagues and I will lay the foundation for a positive further development of Schering AG. It is our goal that you, as the owners, will participate in this success for many years to come.

Yours sincerely,

Dr. Hubertus Erlen

The Executive Board

	Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Ulrich Köstlin
Position held	Chairman of the Executive Board	Member of the Executive Board	Member of the Executive Board
Place of residence	Berlin, Germany	Berlin, Germany	Berlin, Germany
Date of birth	June 7, 1943	March 6, 1961	December 31, 1952
Term of office	July 1, 1985 – June 30, 2008	September 1, 2004 – August 31, 2007	June 1, 1994 – May 31, 2009
Responsibility within Schering AG Group	Strategy & Business Development, Corporate Communication, Senior Executives, Corporate Audit, Code of Conduct Compliance	Diagnostic Imaging, Medrad, Inc., Industrial Operations & Environment, Corporate Procurement	Europe Region, United States Region, Japan Region, Latin America/Canada Region, Asia/Pacific Region, Marketing & Sales
Membership of statutory required supervisory boards in Germany	Member of the Supervisory Board – Celesio AG, Stuttgart, Germany		Member of the Supervisory Board – Schering Deutschland Holding AG, Hamburg, Germany (group mandate) – ALBA AG, Berlin, Germany
Membership in comparable control bodies of companies in Germany and abroad	Chairman of the Board of Directors – Schering Berlin Inc., USA (until Dec. 31, 2005) Member of the Curatorship of the Bertelsmann Stiftung, Gutersloh, Germany	Member of the Board of Directors – Schering Berlin Inc., USA (until Dec. 31, 2005) Member of the Supervisory Board – Universiteit van Amsterdam/ Hogeschool van Amsterdam, Netherlands

Chairman of the Board of Directors

– Nihon Schering K.K., Japan

Member of the Board of Directors

– Schering Berlin Inc., USA
(until Dec. 31, 2005)

– Schering Oy, Finland

Member of the Foundation Board

– H. Turnauer Foundation, Vaduz,
Liechtenstein

– Arepo Foundation, Vaduz, Liechtenstein

	Prof. Dr. Rainer Metternich	Marc Rubin, MD	Dr. Jörg Spiekerkötter
Position held	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board
Place of residence	Berlin, Germany	Englewood, NJ, USA	Kleinmachnow, Germany
Date of birth	April 17, 1955	January 10, 1955	May 15, 1958
Term of office	January 1, 2006 – December 31, 2008	October 1, 2003 – September 30, 2008	April 15, 2002 – April 14, 2007
Responsibility within Schering AG Group	Research, Preclinical Development, Corporate Human Resources	Development, Gynecology & Andrology, Specialized Therapeutics, Oncology	Finance and Administration, Corporate Controlling, Information Technology, Corporate Risk Management, Intendis GmbH
Membership of statutory required supervisory boards in Germany
Membership in comparable control bodies of companies in Germany and abroad	Member of the Supervisory Board – BBB Management GmbH Campus Berlin-Buch, Berlin, Germany (as of Jan. 1, 2006)	Chairman of the Board of Directors – Schering Berlin Inc., USA – Berlex, Inc., USA Member of the Board of Directors – Schering Oy, Finland – Surface Logix Inc., Boston, USA	Member of the Board of Directors – Schering Berlin Inc., USA (until Dec. 31, 2005) Member of the Supervisory Board – European School of Management and Technology GmbH, Berlin, Germany

Report of the Supervisory Board

Dr. Giuseppe Vita
Chairman of the Supervisory Board

Dear Shareholders,

the Supervisory Board kept itself informed of the Company’s situation and key business transactions throughout fiscal year 2005 by means of regular written reports from the Executive Board, which it examined. These included monthly reports on sales, variances between projected and actual figures, and the cash position, as well as quarterly reports on the balance sheet, income statement, cash flow statement, forward exchange transactions, interest rate management, and the development of personnel.

The Chairman of the Supervisory Board kept himself informed at all times about major developments and upcoming decisions through regular meetings with the Chairman of the Executive Board, among other means.

In the course of the fiscal year, the Supervisory Board held five meetings, which were attended by the Executive Board. The key issues discussed were business developments, the profit situation and the financial position of the Company and its subsidiaries. The Supervisory Board discussed research and development plans, in particular projects in the approval phase and resulting problems. The Supervisory Board discussed strategic issues at a number of meetings, addressing in particular the strategic FOCUS Initiative and changes in the Company’s management structure. It endorsed the Executive Board’s business plan for 2006. In accordance with section 161 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board issued a declaration of conformity with the German Corporate Governance Code (see Corporate Governance section).

The Supervisory Board addressed the structure of the compensation of Executive Board members, and reviewed the efficiency of its work. The Supervisory Board confirmed that, in its view, it has an adequate number of independent members and that the chairman of the Audit Committee has specialist knowledge and experience in the application of accounting principles and internal controls.

At three meetings, the Executive Committee of the Supervisory Board prepared the Supervisory Board’s meetings, discussed the Executive Board’s strategic plans, and approved urgent transactions.

The Audit Committee met five times with the auditors in attendance. It examined Schering AG’s financial statements and the consolidated financial statements, as well as the risk management, and approved the interim financial statements. The Committee supervised compliance with the provisions of section 404 Sarbanes-Oxley Act concerning the internal controls of financial reporting as well as the presentation of the internal controls as of December 31, 2005, and the Executive Board’s assessment of its effectiveness. It examined the independence of the auditors and made a proposal to the Supervisory Board for the election of auditors by the Annual General Meeting. The Committee also engaged the auditors to audit the 2005 annual financial statements, and specified the audit focus and the audit fee. It approved non-audit engagements to the extent allowed. The Committee approved the audit plan for Corporate Audit, discussed the results of the latter’s audit, and addressed liability risks.

The Nomination and Compensation Committee held four meetings dealing with such issues as succession plans for members of the Executive Board, the selection of a new member of the Executive Board, and other Executive Board matters, in particular the structure of the compensation of the members of the Executive Board.

The Research and Development Committee held two meetings to discuss the R&D portfolio as well as current research and development issues.

There was no meeting of a committee formed in accordance with section 27(3) of the German Co-determination Act (Mitbestimmungsgesetz).

Detailed reports on the various committee meetings were presented at each subsequent Supervisory Board meeting.

The annual financial statements of Schering AG, the consolidated financial statements, and the combined management report for Schering AG and the Schering AG Group for fiscal year 2005 were audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, the auditors engaged by the Supervisory Board, and were granted an unqualified audit opinion. The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and include a reconciliation of key data to United States Generally Accepted Accounting Principles (U.S. GAAP). They were audited by the auditors in accordance with the principles established by the International Standards on Auditing of the International Federation of Accountants and by the U.S. Public Company Accounting Oversight Board.

The auditors confirmed that the consolidated financial statements and the management report satisfy the conditions required by the IFRSs applicable in the European Union as well as those accounting rules that are applicable according to section 315a of the German Commercial Code (Handelsgesetzbuch). Furthermore, the auditors certified that the Executive Board has introduced a risk management system in accordance with legal provisions and that the company has an internal control system for financial reporting according to section 404 Sarbanes-Oxley Act effective December 31, 2005. The Supervisory Board and the Audit Committee discussed and examined in detail the financial statements, the proposal for the appropriation of profits made by the Executive Board, and the audit reports by the auditors. The auditors attended the meetings and reported on the results of the audit, which were noted and approved by the Supervisory Board.

Upon completion of its examination, the Supervisory Board did not raise any objections relating to the documents it examined. The Supervisory Board approved the annual financial statements of Schering AG and the consolidated financial statements for 2005; the 2005 annual financial statements of Schering AG are thus adopted. The Supervisory Board concurs with the Executive Board’s proposal for the appropriation of profits.

As of December 31, 2005, Lutz Lingnau and Prof. Dr. Dr. h.c. Günter Stock retired from the Executive Board for reasons of age. The Supervisory Board would like to thank them for their responsible and successful work on the Executive Board, which provided the Company with a significant impetus.

The Supervisory Board appointed Prof. Dr. Rainer Metternich to the Executive Board and the position of labor director effective January 1, 2006. He is responsible for Research, Preclinical Development, and Human Resources.

Berlin, March 6, 2006

The Supervisory Board

Dr. Giuseppe Vita

Dr. Giuseppe Vita, Berlin; * Apr. 28, 1935 Chairman of the Supervisory Board First elected: Apr. 26, 2001 Term of office: until the Annual General Meeting (AGM) in 2009
Chairman of the Supervisory Board – Axel Springer Verlag AG, Berlin – HUGO BOSS AG, Metzingen
Member of the Supervisory Board – Allianz Lebensversicherungs-AG, Stuttgart – Medical Park AG, Bad Wiessee (until Dec. 31, 2005) – Vattenfall Europe AG, Berlin
Chairman of the Administrative Board – Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan
Member of the Administrative Board – Techosp S.p.A., Milan – Marzotto S.p.A., Valdagno – Barilla S.p.A., Parma

Norbert Deutschmann, Berlin; * Apr. 11, 1951 Vice Chairman of the Supervisory Board First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Chairman of the Berlin Works Council of Schering AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann, Munich; * Jul. 22, 1935 First elected: May 4, 1994 Term of office: until the AGM in 2009
Member of the Supervisory Board – E.ON AG, Dusseldorf – Linde AG, Wiesbaden

Hans-Georg Bleeck, Dipl.-Volkswirt, Berlin; * Jan. 28, 1952 First elected: Apr. 16, 2004 Term of office: until the AGM in 2009
Member of the Works Council of Schering AG, Berlin

Prof. Dr. Piet Borst, Amsterdam; * Jul. 5, 1934 First elected: Feb. 9, 2000 Term of office: until the AGM in 2006
Professor of Clinical Biochemistry, University of Amsterdam Director Emeritus of the Netherlands Cancer Institute, Amsterdam
Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963 First elected: Apr. 26, 2001 Term of office: until the AGM in 2009
Chairman of the Executive Board – Axel Springer Verlag AG, Berlin

Member of the Supervisory Board
– ProSiebenSat.1 Media AG, Unterfohring (group mandate)
– AKTUELL Presse-Fernsehen GmbH, Hamburg
– dpa Deutsche Presse Agentur GmbH, Hamburg
– Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig

Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937 First elected: Apr. 30, 1996 Term of office: until the AGM in 2009
Emeritus Professor of Vascular Sciences, University of London Honorary Consultant Vascular Surgeon Director, Vascular Clinical Research Unit, St. George’s Hospital, London

Dr. rer. pol. Reiner Hagemann, Munich; * Dec. 7, 1947 First elected: Jan. 1, 1997 Term of office: until the AGM in 2009
Member of the Supervisory Board – E.ON Energie AG, Munich

Johannes Heitbaum, Werne; * Jun. 10, 1963 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Vice Chairman of the Bergkamen Works Council of Schering AG, Berlin

Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.; * Nov. 6, 1935 First elected: Apr. 30, 1996 Term of office: until the AGM in 2009
Chairman of the Supervisory Board – Commerzbank AG, Frankfurt/Main – Hochtief AG, Essen
Member of the Supervisory Board – Bayer AG, Leverkusen – Heraeus Holding GmbH, Hanau – ThyssenKrupp AG, Dusseldorf – Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

Hermann-Josef Lamberti, Königstein im Taunus; * Feb. 5, 1956 First elected: Apr. 26, 2001 Term of office: until the AGM in 2009
Member of the Executive Board – Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board – Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main (group mandate)
Member of the Supervisory Board – Carl Zeiss Foundation, Oberkochen – Deutsche Börse AG, Frankfurt/Main
Member of the Advisory Board – Barmenia Versicherungen, Wuppertal
Member of the Board of Directors – Fiat S.p.A., Turin

Dr. med. Hans-Peter Niendorf, Berlin; * Jun. 25, 1946 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging, Schering AG, Berlin

Detlef Pfotenhauer, Weimar; * Aug. 31, 1956 First elected: Apr. 16, 2004 Term of office: until the AGM in 2009
Chairman of the Works Council of Schering GmbH and Co. Produktions KG, Weimar Chairman of the Group Works Council of Schering AG, Berlin

Dr. rer. oec. Ulrich Sommer, Berlin; * Jun. 1, 1947 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Area Manager Marketing Europe Region, Schering AG, Berlin

Sabine Süpke, Berlin; * Jan. 7, 1964 First elected: Apr. 16, 2004 Term of office: until the AGM in 2009
District manager, IG BCE for the Berlin-Mark Brandenburg district

Heinz-Georg Webers, Bergkamen; * Dec. 27, 1959 First elected: Apr. 27, 1999 Term of office: until the AGM in 2009
Chairman of the Company Works Council and Chairman of the Bergkamen Works Council of Schering AG, Berlin

COMMITTEES FORMED BY THE SUPERVISORY BOARD

Executive Committee

Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sabine Süpke

Audit Committee

Dr. Karl-Hermann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers

Nomination and Compensation Committee

Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers

Research and Development Committee

Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer

Committee in accordance with section 27(3) of the MitbestG (German Co-Determination Act)

Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

CORPORATE GOVERNANCE

Traditionally at Schering AG, the shareholders, the Supervisory Board and the Executive Board interact in a responsible and transparent manner.

GERMAN CORPORATE GOVERNANCE CODE

The following report has been prepared by the Executive Board, also on behalf of the Supervisory Board, in accordance with section 3.10 of the German Corporate Governance Code.

In December 2005, the Executive Board and the Supervisory Board issued the following declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz):

“Schering AG fully complies with the recommendations of the German Corporate Governance Code in the version of June 2, 2005. Since the last declaration of conformity, Schering AG complied with the Code in the version of May 21, 2003.”

The declaration of conformity has been published on our homepage at www.schering.de, under Investor Relations, section Corporate Governance, and will be updated in the event of any changes.

Schering AG also complies with the German Corporate Governance Code’s non-binding suggestions, with the exception of the following: the Company appoints proxies who are available to shareholders wishing to exercise their voting rights at the Annual General Meeting (AGM), and who will accept instructions before, but not during the AGM; only excerpts from the AGM are broadcast on the Internet and members of the Supervisory Board are not elected at different dates.

U.S. CORPORATE GOVERNANCE RULES

Since our shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs), Schering AG must also apply the latter’s admission rules, as well as U.S. capital market legislation, and in particular the Sarbanes-Oxley Act passed in 2002 and the U.S. Securities and Exchange Commission’s (SEC) implementing rules as well as the NYSE corporate governance rules.

We have implemented these provisions, or will implement them within the applicable periods, as far as they apply to Schering AG. Deviations from the corporate governance rules of the NYSE, which apply to U.S. companies, are described in our Annual Report on Form 20-F for fiscal year 2005 and are published on our homepage at www.schering.de. under Investor Relations, section Corporate Governance.

Further information on disclosure controls and procedures (sec. 302 Sarbanes-Oxley Act) and the report on internal control over financial reporting (sec. 404 Sarbanes-Oxley Act) can be found in the Executive Board’s report.

CORPORATE GOVERNANCE AND CORPORATE CONTROL: EXECUTIVE BOARD AND SUPERVISORY BOARD

The Executive Board of Schering AG presently consists of six members, and is the managing body for the Group. Its work is guided by the principle of a sustainable increase in company and shareholder value.

The Supervisory Board of Schering AG consists of 16 members, 8 of whom are elected by the General Meeting, and 8 of whom are elected by Schering AG employees in accordance with the provisions of the German Co-determination Act (Mitbestimmungsgesetz). A major part of the Supervisory Board’s activities is performed by committees.

The mandates held by members of the Executive Board in supervisory bodies of other companies are shown in the chapter “Executive Board”. The mandates held by members of the Supervisory Board are shown in the chapter “Supervisory Board”.

The Executive Board reports regularly, promptly and extensively to the Supervisory Board on all questions relating to business planning, strategic development, business developments, and the position of the Group, including its risk position and risk management. Any business developments that depart from the plans and objectives are discussed in detail. The Company’s strategic orientation is discussed with the Supervisory Board. The Supervisory Board’s rules of procedure specify that significant transactions require the consent of the Supervisory Board.

The regular term of office for all members of the Supervisory Board ends at the AGM in 2009.

The Company has procured a Directors’ and Officers’ (D&O) liability and insurance policy that covers claims brought against members of the corporate bodies. It provides for an appropriate deductible for members of the Executive Board and the Supervisory Board.

Any advisory or other service agreements and contracts for work between a member of the Supervisory Board and the Company have received the Supervisory Board’s approval. Conflicts of interest affecting members of the Executive Board or the Supervisory Board must be reported immediately to the Supervisory Board. No such conflicts occurred in 2005.

The Company has issued a stock option program for members of the Executive Board and certain senior officers. Details of the program are shown in Note 33 to the Consolidated Financial Statements.

The following table contains disclosures made regarding the purchase and sale of shares of the company or of related financial instruments by members of the Executive Board or the Supervisory Board:

Date of Sale	Name	Financial instrument	Security code number	Transaction Type	Units	Price in EUR
17.02.2005	Dr. Hubertus Erlen	Call Option on Schering shares	717200	Exercise	20,625	53.56
21.02.2005	Dr. Hubertus Erlen	Ordinary Share (no par value)	717200	Purchase	9,000	54.48
25.02.2005	Dr. Giuseppe Vita	Call Option on Schering shares	717200	Exercise	20,625	54.26
28.02.2005	Dr. Giuseppe Vita	Ordinary Share (no par value)	717200	Sale	2,250	54.00
01.03.2005	Prof. Dr. Dr. h.c. Günter Stock	Call Option on Schering shares	717200	Exercise	20,625	55.20
09.03.2005	Dr. Ulrich Köstlin	Call Option on Schering shares	717200	Exercise	20,625	56.02
10.03.2005	Dr. Ulrich Köstlin	Ordinary Share (no par value)	717200	Purchase	2,000	55.40
11.03.2005	Dr. Ulrich Köstlin	Ordinary Share (no par value)	717200	Purchase	3,000	54.95
14.03.2005	Dr. Ulrich Köstlin	Ordinary Share (no par value)	717200	Purchase	4,000	54.53
04.05.2005	Dr. Jörg Spiekerkötter	Call Option on Schering shares	717200	Exercise	4,770	52.15
04.05.2005	Dr. Karin Dorrepaal	Ordinary Share (no par value)	717200	Purchase	4,000	52.10
04.05.2005	Dr. Jörg Spiekerkötter	Ordinary Share (no par value)	717200	Purchase	1,060	51.85
31.05.2005	Dr. Jörg Spiekerkötter	Ordinary Share (no par value)	717200	Purchase	2,400	51.04
29.11.2005	Dr. Giuseppe Vita	Ordinary Share (no par value)	717200	Sale	19,576	55.00
29.11.2005	Dr. Giuseppe Vita	Ordinary Share (no par value)	717200	Sale	2,000	55.00

EXERCISE OF SHAREHOLDER RIGHTS: THE GENERAL MEETING

Shareholders exercise their decision-making and supervisory rights at the General Meeting, where each share entitles the holder to one vote. Shareholders have the option to exercise their voting right in person or via a proxy of their choice, which may also be a shareholders’ association. The appointment of a proxy must be submitted in writing. By providing proxies, Schering AG enables shareholders not attending the meeting to exercise their rights. This option is open to all shareholders who do not wish to attend in person or who do not wish to commission their custodian bank or another third party to exercise their voting rights.

COMPENSATION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

Members of the Executive Board receive an annual remuneration, consisting of fixed, variable and long term performance-related compensation components. The variable portion of the compensation depends on the Company’s earnings per share. The long term performance-related component of the compensation consists of annually newly-defined stock option grants; this requires that Executive Board members personally invest in Schering AG’s shares. Under the terms of Schering AG’s stock option plans, the members of the Executive Board hold non-transferable stock options and stock appreciation rights that are linked to specific obligations. In particular, the number of stock options depends on the performance of Schering AG shares both in absolute terms and compared with a benchmark index.

In accordance with section 13 of the Articles of Association, members of the Supervisory Board receive a fixed annual remuneration of €35,000 as well as long- and short-term performance-related compensation components. The short-term remuneration is linked to the Company’s earnings per share, the long term remuneration to its share price performance over a period of three years. The Supervisory Board also receives €585,000 annually as remuneration for its members’ service on committees.

Additional information on the remuneration of the members of the Executive and the Supervisory Board, including information on the individual member’s remuneration subdivided according to components, can be found in Note 32 to the Consolidated Financial Statements of this annual report.

AUDIT

At the Annual General Meeting on April 14, 2005, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, was appointed as the auditors and Group auditors for fiscal year 2005. The Audit Committee commissioned the auditors on behalf of the Supervisory Board and set up the primary focuses of the audit.

Fees billed by BDO for professional services are set forth in Note 34 to the Consolidated Financial Statements of Schering AG included in this annual report.

RESPONSIBLE RISK MANAGEMENT

Good corporate governance also includes the responsible management of risks by a company. A detailed discussion of the risk management provisions and measures taken by Schering AG is presented in the chapter “Risk Report” in the combined management report.

TRANSPARENCY AND COMMUNICATION

Schering AG is committed to making comprehensive information available simultaneously to the financial markets and all other parties interested in the development of the Company. We offer detailed company reports as well as, among other things, comprehensive information on corporate management in the internet at www.schering.de under Investor Relations, section Corporate Governance. This includes the tasks, functions, mandates, and individual remuneration components of the Executive and Supervisory Boards and their members. In addition, the Supervisory Board’s rules of procedure and an overview of its committees as well as Schering AG’s Articles of Association can be found here.

The declaration of conformity with the current version of the German Corporate Governance Code is also published on the Schering AG website under Investor Relations, section Corporate Governance. Ad-hoc notifications under section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz) as well as securities transactions that are notifiable under section 15a of the German Securities Trading Act are also listed here. Furthermore, important information concerning the AGM is also published at www.schering.de under Investor Relations, section Corporate Governance.

CODE OF BUSINESS CONDUCT AND ETHICS

As part of Schering AG’s commitment to a high standard of ethical principles, the Executive Board and the Supervisory Board have adopted a Code of Business Conduct and Ethics. It describes the values, principles and practices that guide business conduct in the Schering AG Group. It is applicable to all employees worldwide as well as to members of the Executive Board and Supervisory Board.

The Code reflects the objective of management to reinforce company-wide ethical standards and to promote a work environment that fosters integrity, respect and fairness. It is a binding framework for all employees worldwide and defines conduct in international business activities, the management of conflicts of interest, questions of equality, the role of internal control systems, and the aim of the Company to comply with legal standards and other internal and external rules. A code of conduct compliance officer supports and oversees implementation of and compliance with the Code. It is the conviction of the Executive Board and the Supervisory Board that the long term interests of the Company are best served by a policy of strict adherence to the law and to principles, as well as social responsibility in all business activities.

Schering AG Shares

The complete version of the Code is published on our website www.schering.de under the heading “About Schering”.

Schering AG shares closed at €56.60 at the end of the year 2005, around 3% above the share price at the end of 2004. Including the 2004 dividend of €1.00 per share paid in April 2005, the performance was +5%. In the same period, the German share index DAX and the STOXX Healthcare sector index improved by 27% and 30%, respectively. Regarding the long-term performance, Schering AG shares developed very well and outperformed the indices: during the last ten years, the shares increased by about 310%, while the DAX and STOXX Healthcare increased by 140% and 180%, respectively.

The FOCUS Initiative

At our annual financial analyst meeting on June 27, 2005, we provided an update on the Company’s strategy, its Business Areas and development pipeline. Within the framework of our FOCUS program, a comprehensive review of strategic, operational and organizational aspects, we have achieved major milestones in streamlining our portfolio and in improving our productivity in 2005. We are reiterating our profitability goal of reaching an operating margin of 18% in 2006. The progress of the company, once the FOCUS program had been initiated, was well received throughout the financial community.

Investor relations activities

In the fiscal year 2005, we continued our dialog with financial analysts and institutional investors and presented our strategy at numerous roadshows in Europe and the United States, at various investor conferences, and in a large number of one-on-one meetings. The focus of the investor relations activities was to strengthen investors’ trust in the Company and its long term value-oriented growth strategy.

Service improvements and an extended global orientation characterized the development of our Investor Relations section on the Schering website. Since fiscal year 2005, a user-friendly online version of the Annual Report on Form 20-F is available on the Internet. Starting in 2005, we have started broadcasting parts of the Annual General Meeting live on our website.

Dividend to be raised by 20%

At the Annual General Meeting in 2005, Schering AG’s shareholders approved the distribution of a dividend of €1.00 per share for fiscal year 2004, corresponding to an increase of 7.5%. With a total of 190 million shares carrying dividend rights, the amount distributed was €190 million. In accordance with our earnings-oriented dividend policy, the Executive Board plans to increase the dividend and therefore will propose a dividend of €1.20 per share (+20%) for fiscal year 2005 to the Annual General Meeting on April 19, 2006.

Treasury shares

As of December 31, 2005, 4 million shares of the 194 million issued shares were held as treasury shares. At the Annual General Meeting in 2005, the Executive Board received authorization to acquire up to 15 million treasury shares. On February 20, 2006, we announced the initiation of the largest share buy-back program in our company’s history. Between March 1, 2006 and September 30, 2006, Schering AG will purchase own shares on the stock market up to the value of €500m.

U.S. trading

Schering AG shares are traded on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). One ADR corresponds to one Schering AG share. The ADR closed 2005 at US$ 66.91, down by 10% compared to the prior year. In 2005, the average trading volume amounted to around 33,000 per trading day.

Rating

Schering AG’s creditworthiness is regularly evaluated by independent rating agencies. In the year under review, Standard&Poor’s and Moody’s awarded Schering AG ratings of A and A2, respectively, confirming their prior-year ratings. Both agencies thus acknowledge Schering AG’s excellent creditworthiness, sound financial position, balanced portfolio, and leading position in the market segments, in which the Company is active.

SCHERING AG SHARE RATIOS
in € per share	2005	2004
Basic earnings per share	3.26	2.64
Dividend	1.20	1.00
Total equity*	17.28	14.91
Lowest/highest closing price	49.64/58.56	37.39/55.29
Price at close of year	56.60	55.01

Market capitalization* (€m)	10,754	10,452
Number of shares** (in millions)	194	194

Equity ratio	53.8%	49.6%
Return on equity	19,0%	17.9%
Return on sales	11.8%	10.3%
* As of December 31, based on the number of outstanding shares ** 4 million of these are held as treasury shares

Key Market Launches and Development Projects

Product/Project	Indication/Description	Market Launch (projected)			Net Sales*
		2006	2007	2008
Angeliq®	Oral hormone therapy containing drospirenone for postmenopausal women suffering from climacteric symptoms. Angeliq® is a combined HT that is effective in the reduction of blood pressure	USA			150
Betaferon® /Betaseron® (BENEFIT study)	Extended indication for the early stages of multiple sclerosis	USA, Europe			**
Primovist®	Liver-specific MRI contrast agent	Japan			50
TOCOSOL® Paclitaxel	Novel formulation of paclitaxel for the treatment of metastatic breast cancer			USA (2008/2009)	>250***
Vasovist® (formerly MS-325)	MRI contrast agent for MR angiography	Europe		USA	100
Yasminelle®	Low-dose oral contraceptive containing drospirenone	Europe			150
YAZ®	Low-dose oral contraceptive containing drospirenone with a 24-days dosage regimen with added benefits	USA		Europe	> 200
Betaferon®/Betaseron® 500 mcg (BEYOND study)	Double-dose formulation of Betaferon®/Betaseron®			USA, Europe	**
Sargramostim	Hematopoetic growth factor (GM-CSF) for the treatment of Crohn’s disease			USA	> 250
YAZ® Extended Regimen	Low-dose oral contraceptive containing drospirenone for extended use			Europe	****

*   Total peak sales projection in €m approx. 3 years after launch

**  Product contributes to an increase in total sales of Betaferon®/Betaseron®

*** Estimated net sales for the breast cancer indication

****Product contributes to an increase in total sales of YAZ®

Combined Management Report

Strategy

Current challenges

In the last ten years, the pharmaceutical industry has enjoyed an average annual growth rate in excess of 10%. However, against the backdrop of a more challenging industry environment, forecasts on future growth predict a substantially lower pace of annually 5–8%. The main reasons for the reduced growth expectations are increasing generic competition, measures aiming at cost containment in healthcare by governments, as well as rising regulatory and reimbursement hurdles.

In addition to these constraints on growth, rising costs to market a product and shortened exclusivity periods are putting a strain on profitability levels in the pharmaceutical industry.

At the same time, innovation through continued investment combined with increased productivity in research and development will remain the key element for future growth in the pharmaceutical industry.

Schering AG’s strategy addresses these challenges

We are committed to invest in healthcare and medical progress in our selected fields of expertise. We aim at solving unmet medical needs and continuously improving existing therapies and technologies.

Our strategy is based on two main components:

1.

Leverage and foster our scientific and marketing capabilities in those business fields where we have leading market positions, such as Female Contraception, Diagnostic Imaging and treatment of Multiple Sclerosis.

2.

Develop and market innovative products in selected areas with high unmet medical needs based on our strong R&D capabilities and collaboration efforts, such as Oncology, Crohn’s and Parkinson’s disease.

It is our foremost goal to offer our customers, both patients and healthcare specialists, products that best meet their individual needs by providing measurable medical and health-economic benefits.

Gynecology & Andrology

Schering AG’s overall mandate for Gynecology & Andrology is innovation driven global leadership in Contraception, Menopause Management, Gynecological Therapy and Andrology.

We are the world leader in the hormonal contraceptive market. Our key products are Yasmin®, the world’s top-selling oral contraceptive and the intrauterine delivery system Mirena®. We are consolidating and building our leadership position in Female Contra-ception with an extensive R&D program.

Schering AG intends to play a leadership role in a redefined Menopause Management market with Angeliq®, a globally registered hormone therapy preparation. Our major emphasis will continue to be on the treatment of climacteric symptoms, in particular, vasomotor symptoms. Schering AG has several innovative new substances in its Menopause Management pipeline.

In Gynecological Therapy, our strategic focus is on new, high growth markets. In R&D, we are addressing unmet medical needs in the fields of uterine fibroids and endometriosis.

In Andrology, we are building on our success in the male hypogonadism field. With Nebido® and Testogel®, we have excellent preparations and are market leaders in Europe.

Diagnostic Imaging

Diagnostic Imaging remains a highly attractive business area with excellent future prospects. The emphasis will be on early diagnosis, combined with advanced methods for visualizing early stage abnormalities at the molecular and cellular level. Early diagnosis will lead to the earlier treatment of disease, and thus to improved therapy response as well as better disease management.

We are a leading global player in diagnostic imaging and will strengthen our market position by constantly innovating and closely cooperating with manufacturers of diagnostic imaging equipment. We will further expand our established global business in the fields of computer tomography (CT) and magnetic resonance imaging (MRI).

Growth will be driven by our high quality MRI contrast agents, efforts to further solidify our position in the CT segment, and our leadership in automated injection systems developed and marketed by our wholly owned company, Medrad, Inc.

Despite cost containment in healthcare, this Business Area will continue to make a steady profit contribution by improving the efficiency and effectiveness of its operations. We will continue to invest in innovations in fields such as molecular imaging, optical imaging and other new technologies.

Specialized Therapeutics

The treatment of multiple sclerosis (MS) represents the core of the Specialized Therapeutics business area. Building on our established franchise, we have reinforced our long term commitment to MS.

For our MS product, Betaferon®, we have an extensive life-cycle-management program already in place and major efforts to further improve operational excellence in the market place have been initiated.

We are striving to ensure continuous growth in the MS field by developing innovative follow-up compounds. The ongoing clinical studies with Campath® in MS are promising and, if completed successfully, could provide a highly attractive new treatment option with substantial commercial potential.

To further complement the present in-house pipeline, we are actively searching for in-licensing opportunities including projects in later phases of development. Supported by our R&D expertise in immunology and anti-inflammatory therapies, we are focusing on selected technologies in therapeutic areas with high unmet medical needs, such as Crohn’s disease and Parkinson’s disease.

Oncology

In the area of Oncology, the unmet medical need remains high, since survival rates for major cancers have shown only very limited improvement over the past two decades. The aging population will further increase the need for effective treatments. Innovative drugs addressing this medical need still face a comparatively favorable regulatory environment. Therefore, forecasts indicate that oncology will remain one of the fastest-growing therapeutic areas over the next decade.

We have established a strong business in hematology. At the same time, we have built up extensive R&D capabilities in Oncology. This allows us to expand our Oncology portfolio beyond hematology. Our strategy is based on our Oncology research expertise and a competitive project pipeline.

Our pipeline includes early as well as late stage projects. One of the most advanced of the early stage projects is ZK-EPO, for the treatment of various types of solid tumors. The late stage pipeline is strengthened by the recently in-licensed TOCOSOL® Paclitaxel, a promising drug for metastatic breast cancer and other major solid tumors.

Besides TOCOSOL® Paclitaxel, our development project PTK-ZK for the treatment of metastatic colorectal cancer is also in late stage development. Although PTK-ZK has not achieved the planned endpoints in the interim analysis of ongoing trials in colorectal cancer, it has demonstrated efficacy in certain patient subgroups. The colorectal cancer development program for PTK-ZK is currently being reevaluated to determine efficacy in these subgroups.

In addition to these opportunities, we will expand our hematology business by fully exploiting our innovative products Campath® and Zevalin®, as well as by developing new indications for these products.

We are investing significantly to successfully develop and market our Oncology pipeline. Our Oncology business area plays an important role in our business portfolio.

In conclusion, we believe that we have a balanced portfolio, the necessary financial strength and the required capabilities to adapt to a rapidly changing and challenging economic environment to realize sustainable and profitable growth.

Business and Operating Environment

SUMMARY OF BUSINESS DEVELOPMENT

World economy 2005: strong growth continues

According to current estimates, the world economy grew by approximately 4% in 2005. However, the economic momentum weakened towards mid-year, mainly due to the impact of higher energy and raw material prices. Growth drivers were the U.S. and China as well as the Southeast Asian emerging nations. The economic situation in Central and Eastern Europe in 2005 was characterized by continuing high growth, with Russia in particular profiting from rising energy and raw material prices. In contrast, gross domestic product in the euro zone increased by only 1.2% in 2005.

Slower growth of global pharmaceutical market

In 2005, the world pharmaceutical market grew by approximately 7%1. Sales of pharmaceutical products in the U.S., the largest pharmaceutical market, increased by approximately 5%. The Japanese and European pharmaceutical markets each grew by approximately 6%. In Europe, growth was again subdued by price-regulation measures enforced by different national governments. Latin American markets recorded growth of 17%, resulting from the economic recovery after several difficult years.

2005: Most successful year in Schering AG’s history

The fiscal year 2005 was a very successful year for the Schering AG Group. We achieved overall net sales of €5,308m, corresponding to an increase in local currencies of 7%2. This growth was based on the existing product portfolio and indicates the strengths of our operations, in particular against the background of price control measures especially in Europe and Japan.

In our largest segment, the Europe Region, net sales increased by 5%. The increase was particularly pronounced in Germany (+9% after adjustment for structure effects) and Eastern Europe. In the United States Region, we again generated double-digit growth (+13%). In the Japan Region, our business grew by 1%. Strong increases were recorded in the Latin America/Canada Region (+9%). In the Asia/Pacific Region, we have also achieved significant increases in net sales (+7%).

In contrast to previous years, Group net sales were positively affected by exchange rate fluctuations (+1%). With the exception of Japan, all Regions showed positive currency effects as local currencies appreciated against the euro.

1 Market analysis are based on two main sources, IMS Health and Evaluate Pharma. Sources are selected according to the comprehensiveness of the available data in the individual areas presented.

2 Unless otherwise indicated, all narrative in the consolidated management report refer to currency adjusted sales growth rates.

World leader in hormonal contraception

Schering AG Group has been a leader in marketing oral contraceptives for years, having achieved an overall market share of 27%. This position is strengthened by our most successful product ever in this area, Yasmin®, which was introduced in 2000. The product is No. 1 in the U.S. market and is also the world’s leading oral contraceptive with market shares of over 13% in 2005. The net sales growth of Yasmin® continued with +34% in 2005.

Multiple Sclerosis: Betaferon® growth continues

In the Specialized Therapeutics business area, our top-selling product Betaferon® generated high growth rates of +10%. This growth was driven by continued increases in net sales in the U.S. and Europe, but was also positively affected by high demand in the remaining markets. Overall, Betaferon®’s market share amounted to approximately 16% in the U.S. and approximately 27% in the rest of the world.

Strong position in Diagnostic Imaging

The top-selling products of our Diagnostic Imaging business area, Magnevist® and Ultravist®, grew by 7% and 3%, respectively. Sales for magnetic resonance imaging (MRI) contrast agents increased by 8%. Overall, Schering AG still remains the market leader for MRI contrast agents with a market share of above 60% in 2005.

As in previous years, Medrad, Inc., our subsidiary for the development and marketing of imaging agent application devices, is the worldwide leader in this area and grew by 20% in 2005.

Schering meets earnings forecast

Our operating result in 2005 amounted to €928m, corresponding to an increase of 21% compared to 2004. The operating margin was 17.5% compared to 15.7% in 2004. Earnings per share rose to €3.26, an increase of 23% compared to 2004.

At the beginning of 2005, the Executive Board had forecasted currency adjusted net sales to increase in the mid single-digit range, and the operating margin to further increase above the level of 2004. Due to the positive business development in the first three quarters in 2005, we raised our guidance regarding the operating margin in October 2005 to above 17%.

With the aforementioned results, we have achieved our financial targets for 2005.

LEGAL AND ORGANIZATIONAL STRUCTURE, INTERNAL FINANCIAL REPORTING SYSTEM

Legal structure

Schering AG with its headquarters in Berlin, Germany, is the parent company of the Schering AG Group. Schering Aktiengesellschaft is incorporated as a stock corporation under the laws of the Federal Republic of Germany. Schering AG was incorporated in 1871.

The Group comprises over 150 subsidiaries worldwide with a workforce of over 24,000 employees at the end of December 2005.

Management and control functions

The Executive Board of Schering AG presently consists of six members, and is the managing body for the Group. Its goal is a sustainable increase in company value.

The Supervisory Board of Schering AG consists of 16 members, 8 of whom are elected by the General Meeting, and 8 of whom are elected by Schering AG employees in accordance with the provisions of the German Co-determination Act (Mitbestimmungsgesetz). A major part of the Supervisory Board’s activities is performed by committees.

The Executive Board reports regularly, promptly and extensively to the Supervisory Board on all questions relating to business planning, corporate strategy, current business developments, and the position of the Group, including its risk position and risk management. Any business developments that deviate from the plans and objectives are discussed in detail. The Company’s strategic orientation is discussed with the Supervisory Board. The Supervisory Board’s rules of procedure specify that significant transactions require the consent of the Supervisory Board.

For detailed information on the functions and responsibilities of the Executive Board and the Supervisory Board, please refer to the chapter “Corporate Governance” and to the Report of the Supervisory Board.

Organizational structure

As a global pharmaceutical company with extensive worldwide operations, we manage our businesses on a geographic basis. This reflects the management structure of our sales organization, our system of internal financial reporting, and what we believe to be the predominant sources and nature of risks and returns in our business. Our pharmaceutical business consists of five geographic segments: the Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities, which primarily include our dermatology business as well as our pharmaceutical chemicals business, are managed and reported on a worldwide basis, and are therefore presented separately.

Internal financial reporting system

The internal financial reporting measure utilized by our Executive Board to plan, control and monitor the business of our geographic segments is the segment performance. Segment performance includes net sales and operating costs – particularly marketing and selling and administration – as well as items of other income and expense directly attributable to the geographic segment.

Under this approach, transfers from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis. Furthermore, segment performance does not include the costs of other corporate functions or those items of other income and expense not attributable to individual segments.

MARKETING AND DISTRIBUTION

Our primary sales markets are the United States, Germany, Japan, Italy, France, Spain, the UK, Brazil, Australia and Mexico. These ten countries accounted for more than 70% of the Group’s net sales in 2005.

In all major markets, we are represented by local subsidiaries which have their own sales force and marketing organization. These receive support from regional headquarters in Berlin (Europe Region), Mexico (Latin America/Canada Region), and Singapore (Asia/Pacific Region).

In the U.S., we market pharmaceutical products through our subsidiary Berlex, Inc., as well as injection systems and disposable products through our subsidiary Medrad, Inc.

The marketing of our products is supplemented by scientific seminars, advertising in medical and other journals, Customer Relationship Management (CRM) tools such as call centers, service hotlines for our customers, and marketing tools such as the internet. In the U.S. and Canada, specifically, direct-to-consumer campaigns are further measures to increase awareness in the market.

We generally distribute our products through wholesalers, pharmacies, hospitals or directly to our target groups (general practitioners and medical specialists). In the U.S., we have contract arrangements with hospital groups and managed care groups that in turn receive our products at contract prices through wholesalers. In the Middle Eastern countries, we are represented by sales agents. In certain countries of the Asia/Pacific Region, we distribute our products through an exclusive distributor.

We actively seek to supplement the efforts of our sales force through co-promotion arrangements and co-marketing arrangements. We have a co-marketing agreement with Wyeth, Inc. for the oral contraceptive substance gestodene for the Europe Region. We also have several co-promotion agreements for specific countries, such as iloprost in Italy.

PRODUCTION

We produce active pharmaceutical substances at three locations in three countries: our primary facility in Bergkamen, Germany, and two smaller facilities in Spain and Mexico.

In addition to these chemical production operations, we presently operate 19 production facilities in 14 countries for the formulation and packaging of pharmaceutical and biotechnological products. Due to the very successful efficiency improvements, we ensure that our current and projected future production facilities have and will have capacities adequate for our current and projected needs. As part of our MORE program (Manufacturing and Organizational Restructuring for higher Efficiency), we aim to reduce the number of our worldwide pharmaceutical production sites to 12.

SIGNIFICANT LEGAL AND ECONOMIC FACTORS

There are a number of industry-specific factors that may affect our business. Such factors include branded as well as generic pharmaceutical competition, the regulatory and political environment, and the protection of our patents and other intellectual property.

A more detailed description of these and other significant factors is contained in the Risk Report.

Business Areas and Products

Schering AG offers patients and doctors tailor-made solutions for individual medical needs. We focus on four strategic areas of activity: Gynecology & Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. This chapter presents important products in our portfolio along with the most promising projects in our development pipeline. An overview on our research and development activities is included in the chapter “Research and Development”.

GYNECOLOGY & ANDROLOGY

HIGHLIGHTS

— Global market leader in female contraception
— Yasmin®: the world’s top-selling oral contraceptive
— Mirena®: used by more than 7 million women
— New product approvals: Yasminelle®, Angeliq®, and Climara Pro®

Schering AG has been a pioneer in hormone research for decades. We offer a broad portfolio of gynecological products to accompany women through the different phases of their lives. In the area of andrology, we have excellent products for the treatment of male hypogonadism in different application forms.

Within the last year, we have become the world market leader in hormonal contraception. Our broad range of contraceptives gives women and doctors the best choice for optimum care of individual and medical needs.

At present, we are continuing to expand our worldwide role as leader in the field of female contraception, primarily through continuously strengthening of our position in the USA. We are focusing on the optimal use of our progestin drospirenone. Our innovative market products and promising R&D pipeline will also ensure a stable growth rate above the industry average for this Business Area in the coming years.

We intend to play a significant role in the newly defined menopause management market with Angeliq®, our globally registered drospirenone-containing product for hormone therapy. We are working intensively on expanding our new business area of gynecological therapy. We are focusing on new growth areas in this subsegment with innovative treatment methods for gynecological disorders such as uterine fibroids and endometriosis. In the field of andrology, we are concentrating on two therapeutic areas: the treatment of hypogonadism and fertility control in men.

Female contraception

Women comprise more than half of today’s healthcare consumers and are responsible for making the majority of healthcare decisions in our society. We offer contraception options to help women choose when and if they will have children. Reliable family planning helps women shape their lives according to their own wishes.

Schering AG’s innovations in this field have set new standards. One of our major areas of expertise is the development of oral contraceptives with a wide range of added health benefits. We are working on the development of new pharmaceutical treatments of hormone-related menstrual disorders that affect otherwise healthy women’s ability to function in their daily lives.

Our main growth drivers in female contraception are our drospirenone-based products Yasmin® and Yasminelle®. Several drospirenone-based products, such as YAZ®, are being developed that will provide additional medical benefits to users, for example, the treatment of premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome (PMS), and acne.

Non-oral alternatives are also becoming increasingly important contraceptive options. Mirena®, our levonorgestrel-containing intrauterine system for long term contraception, is an attractive alternative for women who prefer non-oral contraceptives. Moreover, within the next decade, Schering AG expects to provide additional innovation in Female Contraception with non-steroidal and tissue selective preparations.

Oral contraceptives

Yasmin® is the world’s top-selling oral contraceptive. Yasmin® is currently available in over 90 countries. To date, more than 150 million monthly cycle packs of Yasmin® have been used across the globe. Yasmin® has played a major role in strengthening our global leading position in the female contraception market.

The success of Yasmin® is based above all on its novel progestin, drospirenone, developed by Schering AG. The pharmacological profile of this substance offers highly attractive benefits to women in addition to its contraceptive action. Drospirenone’s antimineralcorticoid properties enable it to counter the effect of estrogen on water retention.

Yasminelle®, a low dose version of Yasmin® with only 20 micrograms ethinylestradiol, has been approved in the Netherlands, the reference member state for the European approval process. European-wide approval is expected in the first half of 2006. Yasminelle® is expected to be launched in major European countries in the latter half of 2006.

Non-oral contraceptives

Our progestin-based intrauterine system (IUS) Mirena® remains effective for five years. More than 7 million women, including a growing number of first-time contraception users, have opted for Mirena®. Mirena® is an ideal method of contraception for women who have recently had a child and for women who do not plan to have any children in the immediate future.

Menopause Management

Menopause is a natural part of the female life cycle. For many women, the diminishing supply of estrogen is accompanied by menopausal symptoms (climacteric disorders) that can seriously impair the quality of life. Vasomotor symptoms, such as hot flashes, are the most common symptoms of menopausal estrogen deficiency. These symptoms can be treated with hormone therapy tailored to a woman’s individual requirements. The goal is to maintain women’s health and quality of life over the long term.

Schering AG offers innovative treatment options for menopausal symptoms. We recently gained U.S. approval for our new continuous combined HT preparation Angeliq® which contains estradiol and drospirenone. Estradiol provides quick and effective relief of menopausal symptoms. The progestin component drospirenone has beneficial effects beyond endometrial protection.

Drospirenone’s anti-aldosterone property reduces the water retention often associated with the use of estrogen and other synthetic progestins. Furthermore, in large recently completed Phase III clinical studies, Angeliq® has also been proven to be effective in the reduction of blood pressure.

The U.S. Food and Drug Administration (FDA) also recently approved the combined hormone therapy patch, Climara Pro®, for the prevention of postmenopausal osteoporosis. With this indication expansion, Climara Pro® is the only combination hormone patch for weekly application that can be used for the prevention of osteoporosis as well as the alleviation of moderate to severe vasomotor symptoms.

Andrology

Our andrology activities are focused on two main areas: the treatment of testosterone deficiency (hypogonadism) and the development of reliable, reversible methods of male fertility control.

Testosterone therapy

Testosterone deficiency can cause serious health problems and has a drastic impact on men’s quality of life, including lower bone density, decline in muscle mass and a reduction in libido and erectile function. Over the past few years, Schering AG has introduced several innovative products to the market. We are the market leader in Europe and aim to reach this position in other regions throughout the world.

Nebido® is the first testosterone preparation that usually only has to be injected about every three months. Conventional preparations have to be injected about twenty times a year. The innovative formulation and depot effect of Nebido® guarantees a continuous physiological level of testosterone and a reliable treatment of the symptoms of male hypogonadism. The product Testogel®, which is marketed in Europe, has the advantage of a convenient gel formulation that can be applied to the skin by the patient himself.

DIAGNOSTIC IMAGING

HIGHLIGHTS

— Global market leader in contrast media for magnetic resonance imaging
— Pioneer in the field of magnetic resonance angiography
— Global market leader in application systems for contrast agents

We are a global market leader in the field of in vivo diagnostic imaging, providing innovative X-ray and magnetic resonance imaging products. Diagnostic imaging enables doctors to make early, precise diagnoses and to initiate and monitor appropriate treatment. Our contrast media are used in computer tomography (CT), other X-ray procedures, and in magnetic resonance imaging (MRI).

By combining the technical imaging procedures with our contrast media, suspected causes for the patient’s disorders, such as malignant tumors, other pathological tissue changes or arterial narrowing, can be confirmed or – just as important – ruled out: this prevents unnecessary medical procedures.

In the Diagnostic Imaging business area, we anticipate long term growth due to new products still in the development stage and new fields of application for our diagnostic products already on the market. Our leading role in the field of in vivo diagnostics is strengthened by our subsidiary, Medrad, Inc., which is a worldwide market leader of application technologies for contrast agents.

Magnetic resonance imaging

MRI makes changes in the structure of body tissue visible earlier, more clearly and more precisely than a standard X-ray examination or ultrasound diagnostics.

In recent years, we have introduced new contrast media with specific properties for the rapidly developing field of MRI. MRI is being used in the diagnosis of diseases, as well as increasingly for planning treatment and providing evidence of treatment results.

Our leading MRI contrast medium, Magnevist®, was the first MRI contrast medium and continues to be the leading product worldwide. So far, Magnevist® has been used more than 60 million times.

Gadovist® 1.0 is a highly concentrated MRI contrast medium, which is marketed specifically for MRI of the brain and the spinal cord. Because of its high concentration, Gadovist® 1.0 enables better detection and classification of, for example, the blood flow in tumors. The product is also approved for vascular examinations.

Liver-specific imaging

Primovist® is an organ-specific MRI contrast medium to detect and characterize lesions of the liver, including liver tumors, metastases and other malignant, but also benign lesions. Because of its structural properties, Primovist® is taken up specifically by liver cells (hepatocytes) and therefore has a contrast-enhancing effect on liver tissue. In this way, pathological changes in the liver are easily detected.

Resovist® is another organ-specific MRI contrast medium for examining the liver. It is suitable for detecting even small lesions of the liver, for example, in tests before a surgical operation. It is used for early diagnosis in patients with suspected liver tumors or metastases.

Vascular imaging

Vascular diseases are a frequent cause of physical disabilities in industrialized countries, and they often have fatal consequences. Constricted or blocked arteries can result in necrotized tissue, thromboses or embolisms. Safe and early diagnosis is essential to ensure adequate treatment. This is commonly done with the aid of an X-ray examination of the blood vessels, which requires the insertion of a catheter. Around five million X-ray angiograms of the blood vessels are carried out each year in the U.S., while in Europe the figure stands at around four million per year.

Magnetic resonance angiography (MRA) today offers doctors and patients an additional, more gentle and safer method of producing images of the blood vessels, enabling vascular diseases to be detected at a very early stage. One major advantage of this minimally invasive technique is that there is no need for a catheter.

Our novel gadolinium-based product, Vasovist® (formerly MS-325), is the first in a new class of blood-pool contrast agents for MRA. In October 2005, it was approved by the European Commission in all 25 member states of the EU, indicated for visualization of abdominal and limb vessels in patients with known or suspected vascular disease such as stenosis and aneurysms. Due to the prolonged blood residence time of the new contrast agent, Vasovist®-enhanced MRA offers the clinician a very robust and flexible method to perform a comprehensive and detailed diagnostic work up. Vasovist® has been co-developed with EPIX Pharmaceuticals, Inc. Schering AG has the global marketing rights for the product. In the U.S., EPIX received an approvable letter from the U.S. Food and Drug Administration (FDA) for Vasovist® in November 2005.

X-ray contrast media

The use of improved equipment for CT has resulted in high-quality images. Faster multidetector CT equipment (multislice technology), which reduces the duration of the examination, is becoming more prevalent. In most CT examinations, contrast media are used for higher precision imaging and thus more reliable diagnoses.

Ultravist® and Iopamiron® are approved for all common X-ray examinations, including CT. They are used extensively, for example, in the diagnosis of liver diseases, strokes and cardiac diseases and in diagnosing cancer using CT. At present, Ultravist® is applied over ten million times a year. We market Iopamiron® under a license from Bracco, S.p.A., mainly in Japan, France and Latin America.

The combination of Ultravist® with novel CT technologies, such as Siemens’ ultra-fast Dual Source CT system, is expected to provide significant clinical advantages over existing CT systems, especially for rapidly growing diagnostic imaging applications, such as cardiac CT and CT in acute patient care. Schering AG and Siemens Medical Solutions are joining forces in order to explore this field. Furthermore, beyond new applications for established contrast media like Ultravist®, the Dual Source CT technology should open new avenues for innovation in CT contrast media.

Application technologies for contrast agents

In addition to imaging agents, we develop, manufacture and market injection systems and disposable products through our subsidiary, Medrad, Inc. Medrad is the world market leader in this field.

Medrad’s innovations in the field of magnetic resonance imaging include the injection system Spectris Solaris®, which facilitates precise application of the contrast agent, as well as infusion pumps for continuous drug administration even in the strong magnetic field of an MRI scanner. In the area of CT, Medrad offers the Stellant® system, a dual injection system for the application of CT contrast agents. The latest product development from Medrad is Avanta™, the special fluid management system for injecting contrast agents and saline solution, which is used in cardiac catheter examinations.

Radiopharmaceuticals

In the context of the Group’s focusing on its core competencies, the Executive Board of Schering AG decided in December 2005 to divest its present radiopharmaceuticals business, and to focus on the promising innovative diagnostic fields of MRI, CT, Optical as well as Molecular Imaging. On February 22, 2006, Schering AG signed an agreement regarding the transfer of its radiopharmaceuticals business to a Belgian consortium. The closing of the transaction is expected within the first half of 2006.

SPECIALIZED THERAPEUTICS

HIGHLIGHTS

— Betaferon®: approved for all relapsing forms of MS
— 16 years of clinical experiences with Betaferon®
— Possible shift in MS treatment paradigm through BENEFIT and BEYOND

In our Specialized Therapeutics business area, we have developed therapy approaches for a number of diseases that require a high degree of medicinal care, and which, accordingly, bundle a great amount of growth potential. Generally, these are diseases which cannot be adequately treated as yet. With new therapy approaches and the possibilities that innovative technologies offer, we are exploring new paths in order to give patients the new perspective of effective and safe treatment.

Multiple sclerosis

Multiple sclerosis (MS) is a chronic inflammatory and progressive disease of the central nervous system which affects about 1.5 million persons worldwide. Occurring in episodes, the disease begins to take its course when the components of the human immune system lose their balance. Recurrent attacks of MS described as relapses are the attacks when symptoms break out anew or the condition becomes exacerbated in general. The description of relapsing-remitting MS includes the most prevalent type, which progresses in relapsing episodes after periods of remittance, and some elements of the secondary progressive form of MS.

Looking at therapies available today, our product Betaferon® is of particular value because it has been approved for a broad spectrum of MS indications and was a pioneer in treatment of MS. It was the first beta-interferon approved in the U.S. and Europe and it is the only MS medication in Japan. In most countries, Betaferon® has been approved for all relapsing forms of MS. Furthermore, with extensive research activities, Schering AG is addressing new relevant therapy approaches. Today, doctors can rely on 16 years of clinical experience. This is significant because long term therapeutic experience with patients afflicted by chronic illnesses is important to the medical profession.

In our 16-Year long term follow-up study, we have investigated the efficacy and tolerability of Betaferon® treatment. Preliminary results published in 2005 showed that patients treated with Betaferon® for 16 years display a better clinical course in regard to disability progression than patients treated for shorter periods or not at all.

In an ongoing series of clinical studies, we are compiling additional data to extend the application possibilities for Betaferon® during the early stages of MS, also confirming the positive effects on quality of life, progression of the disease and long term evaluation.

As is the case with every chronic disease – when treating patients afflicted with multiple sclerosis – the two factors of greatest importance are how effective therapy is in the long term and how well it is tolerated. With our studies, we concentrate on demonstrating the safety and efficacy of the treatment and therefore improve patients’ quality of life.

In September 2005, we published the results of the BENEFIT study (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment). In this trial, Schering AG investigated the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. The results indicated that early treatment with Betaferon® could reduce the risk of developing clinically definite MS.

In the framework of our BEYOND program (Betaferon® Efficacy Yielding Outcomes of a New Dose), we are testing a new, substantially stronger Betaferon® dosage at 500 mcg per injection. 2,200 patients are taking part in the program, making BEYOND the largest controlled clinical study in MS research. In another arm of the study, we are investigating the effectiveness of Betaferon® compared to the daily dose of 20 mg glatiramer acetate given to patients with relapsing-remitting MS.

We are continuously working on the improvement of Betaferon® and other innovations we can offer MS patients and their families to help manage a life that is accompanied by illness. We offer a product formulation that can be kept at room temperature, allowing far greater independence since the patient does not have to constantly refrigerate the product. Another example is our syringe pre-filled with an aqueous solution, making it possible to prepare the injection more easily and quickly. We also developed an autoinjector especially for Betaferon®, which significantly reduces the unwanted side effects at the injection site. Additionally, we offer a comprehensive therapy support program for MS patients and neurologists.

ONCOLOGY

HIGHLIGHTS

— Leadership position in hematological oncology
— Exploiting further growth potential in hematology
— Build a presence in solid tumor market

Oncology is a very attractive therapeutic area for Schering AG. Despite significant advances in recent years, the medical need for therapies that can extend life and cure people with cancer remains high.

At the beginning of 2005, a new Business Area dedicated to oncology began operations. It facilitates the optimum allocation of resources and deployment of personnel to accelerate the development and commercialization of the existing oncology research and development portfolio.

Schering AG’s innovative and broad oncology R&D portfolio consists of systemic and targeted therapies. Already today, we market a range of hematological oncology therapies and we want to establish a strong presence in the field of solid tumors.

Hematological oncology

Our comprehensive product portfolio provides therapeutic approaches for the targeted treatment of different forms of leukemia and lymphoma, thereby improving patients’ quality of life, prolonging disease-free time and extending chances of survival.

Due to high response rates and a significant proportion of remissions, Fludara® has been established as a standard treatment for patients with relapsed or refractory chronic lymphocytic leukemia (CLL). It is effective as the first-line therapy in the treatment of CLL. CLL usually occurs after the age of 50 and, with approximately 180,000 new cases every year worldwide, is the most common form of leukemia in adults.

Although CLL is still an incurable disease, survival times might be extended if patients respond to new treatments. Campath® (trade name outside the U.S.: MabCampath®) is the first antibody to be approved for the treatment of patients with CLL. The antibody targets the CD52 antigen which is expressed on both B- and T-cells. It is the only approved medication for patients who have been previously treated with alkylating agents and have failed Fludara® therapy. Campath® is the first and only CLL treatment in Europe to include survival data in the product label. Campath® is one of the most active single agents available for the treatment of CLL. It has the ability to reduce the disease burden to such low levels that CLL cells can no longer be detected by conventional sensitive detection methodologies. Thereby, a minimal residual disease (MRD) negative status can be achieved, meaning that leukemia cells cannot be detected even with most sensitive molecular methodologies. There is growing evidence that MRD status could be a surrogate marker for survival.

Additional trials are investigating the role of Campath® both as a single agent and in combination with Fludara®, containing regimens in the 1st and 2nd line settings. We are working together with Genzyme Corporation on this project.

Zevalin® is approved in Europe for the treatment of adult patients with rituximab relapsed or refractory follicular non-Hodgkin’s Lymphoma (NHL). NHL is a malignant tumor affecting the lymphatic system. Zevalin® targets the CD-20 antigen on B-cells and is the first radioimmunotherapy worldwide that combines the proven targeting ability of a monoclonal antibody with the cytotoxic power of radiation therapy to destroy tumor cells. NHL cancer cells are radiosensitive, which makes the use of Zevalin® in several different treatment approaches possible. NHL is the fifth most common cancer after breast, prostate, lung, and colon cancer. It originates from lymphocytes, a type of white blood cells. The overall prevalence of NHL in the European Union is approximately 230,000, with an annual incidence of about 70,000. This incidence is currently increasing in Europe by four percent per year.

Radioimmunotherapy with Zevalin® has been shown to be effective in patients who were refractory to antibody treatment thus offering a new prospect for improving the quality of life for these patients. In the U.S., our partner Biogen Idec retains the marketing rights for this product.

Leukine® (sargramostim) is an innate immunity activator. It is a type of protein known as a growth factor that our body produces to help increase the number and function of white blood cells. It is the only colony-stimulating factor approved in the U.S. for use following induction chemotherapy in older adults with acute myelogenous leukemia (AML). The aim of the treatment is to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections.

Solid Tumors

Bonefos® is a bisphosphonate used for the treatment of hypercalcemia and osteolysis due to malignancies in breast cancer and multiple myeloma. In January 2005, Schering AG received an approvable letter for Bonefos® from the FDA in the indication as an adjuvant treatment for the reduction of the occurrence of bone metastases in stage II/III breast cancer patients in conjunction with other standard therapy. However, the FDA requested additional data from a large study, results of which will probably be available in 2008.

Research and Development

RESEARCH AND DEVELOPMENT EFFORTS

Our global expenses on research and development increased by 7% to €982m in 2005. This equaled 19% of Group sales.

€801m (82%) of our R&D expenses can be attributed to specific projects, and can be divided by Business Area as follows: Gynecology & Andrology 22%, Diagnostic Imaging 15%, Specialized Therapeutics 26%, Oncology 25%.

R&D expenses which cannot be allocated to specific projects primarily relate to preclinical research, administration, infrastructure, international project management, and indirect costs incurred in order to comply with regulations for registration.

PROJECT-RELATED R&D EXPENSES		SCHERING AG GROUP
(€million)	2005	2004
Gynecology & Andrology	175	170
Diagnostic Imaging	122	125
Specialized Therapeutics	209	185
Oncology	197	145
Other research projects	98	120
Total	801	745

GYNECOLOGY & ANDROLOGY

In Gynecology, we continue to set the highest quality standards for future products for Female Contraception, Menopause Management and the therapy of gynecological diseases. We are maximizing our drospirenone franchise as well as introducing estradiol to Female Contraception. We will also broaden the choices in alternative application forms, for example, by providing an innovative contraceptive patch. In Menopause Management, we aim at widening the choice of preparations to even better meet women’s individual needs. We are building the Angeliq® product family. In Gynecological Therapy, we are developing innovative treatment options for uterine fibroids and endometriosis.

Our expertise in the field of Andrology is used in a Research and Development program that focuses on improved preparations for the treatment of male hypogonadism (impaired function of the testes). Furthermore, we are investigating reliable and reversable methods of Male Contraception.

GYNECOLOGY/FEMALE CONTRACEPTION

YAZ® is expected to join our drospirenone product family in 2006. YAZ® has a low estrogen content of only 20 mg of ethinylestradiol. The particular benefit of this product lies in its dose regimen: users take tablets containing the active ingredient for 24 days, and only leave out four instead of the usual seven days between cycles. On the basis of drospirenone’s properties and the new dose regimen, YAZ® could be effective in reducing the symptoms of premenstrual dysphoric disorder (PMDD), a particularly severe form of premenstrual syndrome (PMS).

In January 2006, our U.S. subsidiary received an approvable letter for YAZ® for the treatment of women with premenstrual dysphoric disorder from the U.S. Food and Drug Administration (FDA). This means that the indication is principally approvable, pending the further testing and positive evaluation of recently submitted data by the FDA. Additional clinical studies were not required by the FDA.

Our new contraceptive patch (FC-Patch) will offer women contraception with the reliability of the pill in an innovative transdermal system. The patch combines a low dose of hormone with cycle control. It is simple to use and has to be changed only once a week. The FC-Patch has been submitted for registration in Europe.

With our new oral contraceptive with a novel regimen based on natural estrogen and the progestin dienogest (E2/DNG), we aim at demonstrating efficacy in the treatment of prolonged, frequent and excessive bleeding. We are conducting Phase III clinical trials.

GYNECOLOGY/GYNECOLOGICAL THERAPY

This new indication area of treating gynecological disorders will strengthen our position in the field of female healthcare. The synergies with our other gynecological indications and our long-standing gynecological-endocrinological expertise will be conducive to success. In particular, we are concentrating on the search for effective and improved treatment options for uterine fibroids and endometriosis.

Uterine fibroids

Uterine fibroids are benign tumors of the uterine muscle (myometrium). Typical symptoms of uterine fibroids include abnormal menstrual bleeding, dysmenorrhea (painful periods), a feeling of fullness as well as abdominal and back pain. Uterine fibroids may also impair fertility. Fibroids can severly impair quality of life. The causes of the disease have not yet been sufficiently explained. It is known, however, that progesterone promotes the growth of myomas.

Current forms of pharmacological treatment are either not sufficiently effective or unsuitable for long term treatment due to severe side effects. Therefore, myomas are usually treated surgically and are one of the most frequent reasons for hysterectomies.

Asoprisnil, a selective progesterone receptor modulator, has been shown to effectively reduce the size of fibroids and to abate symptoms. Due to endometrial changes seen in clinical trials, Schering AG’s development partner, TAP Pharmaceutical Products Inc., is in discussion with the FDA regarding future plans for asoprisnil.

Endometriosis

Endometriosis is defined as the establishment of uterine mucous membrane tissue (endometrium) outside the physiological environment of the uterine cavity. Endometriosis is a frequent disorder in women of childbearing age. Foci of endometriosis also underlie the cyclic stimulation by sex hormones.

The symptoms of endometriosis include, primarily, diffuse abdominal and back pain, painful menstrual bleeding and significant impairment of the general state of health. Organ-specific symptoms are possible in cases of extragenital endometriosis, for example, pain when urinating or defecating. Endometriosis can also cause sterility or infertility. In addition to surgical removal of the lesions and cysts, hormones (primarily GnRH analogs) and pain medications are used for treatment.

Visanne® (previously Endometrion®) is an oral preparation containing the progestin dienogest. In clinical trials, Visanne® has been shown to lead to effective relief of pain caused by endometriosis due to the pharmacological properties of dienogest, and to have far fewer negative effects on bone metabolism than current forms of hormone therapy. We therefore expect Visanne® to become the first oral preparation for the long term treatment of endometriosis. Visanne® is currently in Phase III of clinical development trials.

ANDROLOGY/MALE CONTRACEPTION

Schering AG has taken on the challenge of developing a reliable, safe and reversible method for fertility control in men.

We are conducting basic research to better understand the biological processes of the male reproductive system and are targeting the development of hormonal and non-hormonal methods of fertility control that can be used by men.

DIAGNOSTIC IMAGING

Our current research and development projects are directed towards disease-specific and functional imaging products for MRI, CT, optical and molecular imaging. Here we are working together with original equipment manufacturers (OEMs) to combine the development of medical equipment and contrast agents, and to explore the potential of new imaging techniques.

DIAGNOSTIC IMAGING/MOLECULAR IMAGING

Molecular imaging comprises diagnostic procedures that will allow detection of precursors of disease on a cellular and molecular level before clinical manifestations have occurred. Such procedures are expected to provide not only an earlier but also more accurate detection of, for example, tumors and central nervous system disorders. In the field of molecular imaging, Schering AG is pursuing promising approaches with innovative specifically binding substances, in order to develop target-specific tracers that allow visualization of biological processes on a molecular level. In oncology, for example, target-specific molecules that target proteins associated with angiogenesis of solid tumors are expected to improve diagnostic accuracy. In the central nervous system, target-specific molecules may provide early and specific diagnosis of neurodegenerative diseases.

DIAGNOSTIC IMAGING/OPTICAL IMAGING

Optical imaging uses laser light to illuminate tissue, for example, of the breast. By combining lasers with optical dyes, tumors can be targeted. This innovative imaging modality is expected to improve diagnosis of breast cancer. We have formed a cooperation with Royal Philips Electronics in this field of optical imaging for the prevention and treatment of breast cancer. As part of our collaboration, both companies will have the option to expand the cooperation to cover other imaging technologies and contrast agents, where synergies between the partners are expected. In addition, both companies are planning joint research activities in the field of molekular imaging.

SPECIALIZED THERAPEUTICS

In order to fully exploit the underlying potential in the Specialized Therapeutics business area, we concentrate on core portfolio areas with the highest growth opportunities.

SPECIALIZED THERAPEUTICS/MULTIPLE SCLEROSIS

Alemtuzumab, which is currently on the market for the treatment of chronic lymphocytic leukemia under the tradename Campath®, is being investigated as a new approach in MS treatment. At present, the project is in a Phase II trial. An interim analysis in September 2005 demonstrated a definite positive treatment effect with alemtuzumab. Due to serious adverse events in the trial, we are working on measures to ensure the safety of patients participating in the study.

SPECIALIZED THERAPEUTICS/CROHN’S DISEASE

Crohn’s disease is an inflammatory bowel disease of the gastrointestinal tract which takes an episodic chronic course. Men and women are equally vulnerable to the condition, which is generally diagnosed between the ages of 15 and 30 years. It is estimated that more than a million people worldwide have Crohn’s disease. At this point in time, there is no cure.

We are developing sargramostim, which is marketed today in the U.S. as the adjuvant therapy, Leukine®, in various oncology indications. This product will provide a completely novel approach in treating Crohn’s disease patients by enhancing the number and function of cells of the innate immune system. Evolving research suggests a primary defect in Crohn’s disease may arise from a breakdown in intestinal barrier function composed of several layers of cells that protect the gastrointestinal tract. This breakdown may precede secondary inflammatory processes associated with Crohn’s disease. Sargramostim may address a primary defect of Crohn’s disease by helping to improve immune cell function within the intestinal barrier, unlike other therapies that broadly suppress immune response and inflammatory symptoms.

Phase III clinical trials are currently underway as part of N.O.V.E.L.™ (New Opportunities to Verify Evolving Logic in Crohn’s disease), our company’s comprehensive, worldwide clinical trials program for the ongoing development of sargramostim as a potential new treatment for Crohn’s disease.

SPECIALIZED THERAPEUTICS/PARKINSON’S DISEASE

Parkinson’s disease is one of the most common chronic neurodegenerative diseases. It is estimated that presently about a million people in the U.S. and 1.4 million people in Europe suffer from this disease. Degeneration of dopamine-producing neurons and, in consequence, loss of the neurotransmitter dopamine in the brain accounts for many of the symptoms of Parkinson’s disease. Treatment strategies until now focus on substituting dopamine, mimicking dopamine function, or inhibiting the metabolism of dopamine in the brain. With the dopaminergic agonist, Dopergin®, we already offer doctors and patients a therapeutic in this field.

Our Spheramine® might add a very different, new regenerative therapy option for the treatment of Parkinson’s disease. Spheramine® is a cell-based product which consists of human retinal pigment cells attached to microcarriers. Transferred into the brain of the patient, it is believed that these cells produce dopamine, the neurotransmitter which is lacking in Parkinson’s disease patients, on a continuous basis. In an initial trial including four years observational data, all six patients studied showed long-lasting improvement of their Parkinsonian symptoms averaging almost 50 percent. On the basis of these results, a Phase II clinical trial is currently being carried out in the U.S., in cooperation with Titan Pharmaceuticals, Inc.

ONCOLOGY

As a result of many years of work by our top researchers, we maintain a prominent leadership position by offering a range of hematological and solid tumor treatments. We are strongly invested in marketing an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people suffering from cancer. Our strategic imperative is to establish a strong presence also in the field of solid tumors.

Solid tumors are all cancer forms of body tissue other than blood, bone marrow, or the lymphatic system. They include the most common cancer affecting men – cancer of the prostate – as well as breast cancer, a frequent and mostly very aggressive tumor that affects women of all ages. Other forms of solid tumors are, for example, lung cancer, brain cancer or colorectal cancer.

ONCOLOGY/SOLID TUMORS

We recently licensed the worldwide exclusive rights to TOCOSOL® Paclitaxel from Sonus Pharmaceuticals, Inc. TOCOSOL® Paclitaxel (paclitaxel injectable emulsion) is a novel formulation of unmodified paclitaxel that uses Ω-tocopherol (vitamin E) as a delivery vehicle. This novel taxane product is being developed for a large, growing market. TOCOSOL® Paclitaxel is currently in a multinational Phase III pivotal clinical study for the potential treatment of metastatic breast cancer. This trial is being conducted at nearly 140 clinical sites internationally, and has started enrollment. In the U.S., Schering AG and Sonus Pharmaceuticals, Inc. are jointly developing TOCOSOL® Paclitaxel.

PTK/ZK is a novel, oral angiogenesis inhibitor designed to block the tumor blood vessels, slowing tumor growth and metastatic spread. PTK/ZK targets all known VEGF receptors (VEGFR 1-3), inhibiting the activity of all known vascular endothelial growth factors (VEGF A-D).

PTK/ZK is in development in solid tumor indications in combination with chemotherapy and as monotherapy. A broad clinical development program has shown promising data in the treatment of various types of solid tumors. Two multinational Phase III trials (CONFIRM-1 and CONFIRM-2) were initiated to evaluate the safety and efficacy of PTK/ZK in combination with chemotherapy in patients with metastatic colorectal cancer receiving first-line and second-line treatment, respectively. Although early analyses have indicated that both trials have not met their predefined primary endpoints, a clinically meaningful increase in progression-free survival for a subgroup of patients with high serum lactate dehydrogenase (LDH) levels was observed and this finding was consistent in both CONFIRM-1 and -2. In light of this, Schering AG and Novartis AG are reviewing the regulatory filing strategy, clinical development strategy and respective timelines. Final overall survival results of CONFIRM-1 and -2 are expected in the second half of 2006. PTK/ZK is being co-developed by Schering AG and Novartis AG and will be co-promoted by both companies for all oncology indications in Europe, North America and Japan.

ZK-EPO is a novel, fully synthetic analog of epothilone B. It is designed to improve efficacy and safety compared to the chemotherapies currently available. It remains active in cancer cells that express the multi-drug resistant phenotype. The compound exhibits efficacy across a broad spectrum of tumor models in vivo, including those resistant to widely used chemotherapeutic agents such as the taxanes and anthracyclines.

ZK-EPO is a highly potent microtubule stabilizer that accumulates preferentially in the nucleus of cells and is the only fully synthetic epothilone in clinical development.

Data from the first Phase I trial demonstrate that ZK-EPO exhibits a favorable safety profile. Anti-tumor activity in several patients with solid tumors, including objective responses, was also observed. A robust Phase II clinical trial program has currently started and will examine the activity of ZK-EPO in patients with various solid tumors, including several major cancer entities.

The following table shows selected development projects from our Business Areas, their indication areas as well as their development status.

SELECTED DEVELOPMENT PROJECTS
Project/Indication	Description	Status
Gynecology & Andrology
FC-Patch	Low-dose patch containing ethinylestradiol and gestodene for female contraception, which is applied once a week	EU: submitted for registration
YAZ®

Low-dose oral contraceptive with a reduced ethinylestradiol dose and drospirenone with a 24-days regimen; has a positive effect on symptoms of premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome (PMS)

U.S.: submitted for registration
YAZ® Extended Regimen	Low-dose oral contraceptive containing drospirenone for extended use	Phase III
Asoprisnil	Selective progesterone receptor modulator for treatment of myomas (benign tumors of the uterine muscle)	Phase III
(E2/DNG)	OC containing natural estradiol and dienogest, which is also being evaluated for the treatment of prolonged, frequent and excessive bleeding	Phase III
(E2/LNG)	First oral estrogen/progestin (E2/LNG) continuous combination hormone therapy product for the Japanese market	Phase III
Visanne® (formerly Endometrion®)	Oral dienogest-containing product for the treatment of endometriosis (proliferation of endometrial tissue outside the uterus)	Phase III
CCR1	A new, non-hormonal and oral treatment of endometriosis	Phase II
LCS	Ultra low-dose LNG releasing contraceptive intrauterine system	Phase II
Hormonal male contraception	Combination of progestin with testosterone for the suppression of sperm concentration	Phase II
Diagnostic Imaging
SHU 555 C	MRI contrast agent based on iron oxide particles	Phase III
Magnevist®	MRI contrast agent; development projects in the U.S.: – for magnetic resonance angiography (MRA) – for the detection of viable myocardial tissue	Phase III Phase II
Gadovist®	MRI contrast agent for the detection and characterization of brain lesions; development project in the U.S.	Phase II
Specialized Therapeutics
Sargramostim	Hematopoetic growth factor (GM-CSF), currently in clinical development for the treatment of Crohn’s disease	Phase III
Betaferon®/Betaseron® 500 mcg (BEYOND study)	Double-dose formulation of Betaferon®/Betaseron®	Phase III
Alemtuzumab	Alemtuzumab is being investigated as a new approach in MS treatment	Phase II
Betaferon®/Betaseron® (BENEFIT study)	Betaferon® is investigated in patients with chronic viral cardiomyopathy with the goal to show improvement of the symptoms of chronic heart failure	Phase II
Spheramine®	Consists of human cells that are attached to microcarriers and produce dopamine; used for cell therapy in Parkinson’s disease	Phase II
Oncology
TOCOSOL® Paclitaxel	Novel formulation of paclitaxel for the treatment of metastatic breast cancer	Phase III
PTK/ZK

Oral VEGF receptor tyrosine kinase inhibitor; anti-angiogenic small molecule designed to inhibit the formation of blood vessels that support tumor growth; is being developed for metastatic colorectal cancer

Phase III
PTK/ZK	Oral VEGF receptor tyrosine kinase inhibitor for the treatment of glioblastoma and NSCLC	Phase II
Bonefos®	Reduction of occurrence of bone metastases in early stage breast cancer	Phase III
MS-275	Histone deacetylase inhibitor for melanoma and prostate cancer	Phase II
ZK-EPO	Fully synthetic and highly potent microtubule stabilizer for the treatment of prostate, ovarian, breast cancer, NSCLC and SCLC	Phase II

COLLABORATION EFFORTS

Besides our internal research and development efforts, we have made a strategic decision to engage in efficient collaborations. Thus, we continuously monitor drug and target discovery and new therapeutic principles in our four Business Areas and beyond for opportunities to enrich our product portfolio and to broaden our technology platform. We enter into licensing arrangements or otherwise acquire synergistic or value-added drugs and technologies. We have established a number of research and development cooperation networks with leading international academic and industrial partners, including biotechnology companies and major pharmaceutical companies.

Performance

SELECTED CONSOLIDATED INCOME STATEMENT DATA*				SCHERING AG GROUP
€m	2005	2004	2003	2002***	2001
Net sales	5,308	4,907	4,828	5,023	4,842
Gross profit	4,052	3,701	3,595	3,811	3,627
Gross margin	76.3%	75.4%	74.5%	75.9%	74.9%
Operating profit	928	768	696	744	670
Operating margin	17.5%	15.7%	14.4%	14.8%	13.8%
Financial result	42	– 9	15	– 23	30
Profit before taxes	970	759	711	721	700
Income taxes	– 346	– 252	– 259	– 253	– 271
Effective tax rate	35.7%	33.2%	36.4%	35.1%	38.7%
Net profit	619	504	449	466	419
Weighted average number of shares outstanding	190.0	191.2	194.4	197.3	198.0
Earnings per share basic (€)	3.26	2.64	2.31	2.36	2.12
Dividends per share**	1.20	1.00	0.93	0.93	0.83

*   Previous year’s figures adjusted in accordance with the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”

**  The dividend with respect to 2005 is subject to approval at the Annual General Meeting to be held on April 19, 2006.

*** 2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

BUSINESS TRENDS: SCHERING AG GROUP

Unless otherwise indicated, all narrative in the combined management report refers to currency adjusted sales growth rates.

Net sales

In 2005, the Schering AG Group generated total net sales growth of 8%, mainly due to increased sales volumes. The weakening of the euro positively affected net sales by 1%. Adjusted for currency effects, net sales in fiscal year 2005 rose by 7% to €5,308m.

In the year under review, Schering AG recorded volume increases in all Regions that made a substantial contribution to net sales growth.

NET SALES BY REGION						SCHERING AG GROUP
	€m		Change from 2004				% of total
	2005	2004*	total	volume/price	currency	structure**	2005	2004
Europe Region	2,456	2,349	+ 5%	+ 5%	1%	– 1%	46%	48%
United States Region	1,391	1,225	+ 14%	+ 13%	+ 1%	0%	26%	25%
Japan Region	434	439	– 1%	+ 1%	– 2%	0%	8%	9%
Latin America/Canada Region	464	389	+ 19%	+ 9%	+ 10%	0%	9%	8%
Asia/Pacific Region	249	225	+ 11%	+ 7%	+ 5%	– 1%	5%	5%
Other Activities	314	280	+ 12%	+ 7%	+ 2%	+ 3%	6%	5%
Total	5,308	4,907	+ 8%	+ 7%	+ 1%	0%	100%	100%

*   Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

**  Effects from acquisitions and divestitures

Our top 10 products made a particularly significant contribution to this increase in net sales (average +10%). We continued to gain market shares with our innovative oral contraceptive Yasmin® in all major markets and in 2005 net sales of Yasmin® strongly increased by 34%. Our intrauterine system Mirena® also continued to generate strong net sales growth of 21%. Our top-selling product Betaferon® (marketed in the U.S. and Canada under the trade name Betaseron®) generated growth of 10%.

TOP-SELLING PRODUCTS			SCHERING AG GROUP
		Net sales 2005 €m	Change from 2004
			total	currency adjusted
1	Betaferon®/Betaseron® (Specialized Therapeutics)	867	+ 11%	+ 10%
2	Yasmin® (Gynecology & Andrology)	586	+ 36%	+ 34%
3	Magnevist® (Diagnostic Imaging)	328	+ 8%	+ 7%
4	Ultravist® (Diagnostic Imaging)	248	+ 5%	+ 3%
5	Mirena® (Gynecology & Andrology)	243	+ 22%	+ 21%
6	Iopamiron® (Diagnostic Imaging)	242	+ 1%	+ 2%
7	Diane® (Gynecology & Andrology)	172	– 8%	– 12%
8	Microgynon® (Gynecology & Andrology)	133	+ 4%	0%
9	Meliane® (Gynecology & Andrology)	124	+ 3%	0%
10	Fludara® (Oncology)	105	+ 2%	0%
	Total	3,048	+ 12%	+ 10%
	Total as % of Group sales	57%

Gross profit

Gross profit increased by 9% to €4,052m in 2005. The gross margin improved by 0.9 percentage points to 76.3%. This increase was partly due to effects from an improved product mix, as the share of higher-margin products has increased compared to the previous year. Furthermore, the gross margin benefited from an improved cost structure. In contrast, currency fluctuations had a slightly negative effect on our gross margin.

Operating profit

Marketing and selling costs amounted to €1,687m, which corresponds to an increase of 9% and is in line with the 8% increase in net sales. Engineering and administration costs remained flat at €522m. Research and development costs increased by 7% to €982m and, as a percentage of net sales, were slightly below the previous year’s level (18.5% compared to 18.7%).

Operating profit was affected by several one-time effects. These include a charge of €54m relating to the initiated disposal of our global radiopharmaceuticals business. Furthermore, we recognized expenses related to our FOCUS Initiative of €59m in 2005. This compares to €41m in 2004 and is also higher than originally forecasted, as we are progressing well with our activities to reduce the number of production sites and have reached results that were originally expected in 2006.

On the other hand, other operating income includes an amount of €88m from the reversal of provisions after we reached a settlement on claims in relation to the sale of Aventis CropScience in 2002.

Overall, net other operating income and expenses increased by €16m to €67m.

In total, the operating profit was €928m, 21% up on the previous year’s figure. Thus, the operating margin increased by 1.8 percentage points to 17.5%.

Financial result

The financial result increased by €51m to €42m compared with 2004. This was mainly due to a gain of €43m from the sale of our 25% interest in the German company medac GmbH.

Income taxes

Income taxes increased to €346m compared to €252m in 2004. This relates to an effective tax rate of 35.7% compared to 33.2% in 2004. However, the tax rates of both periods are distorted by certain effects. Taking into account the income from the settlement of claims related to the sale of our investment in Aventis CropScience (€88m), and expenses related to the initiated disposal of our radiopharmaceuticals business (€54m) as well as prior-period taxes and an additional tax effect arising from these one-time effects (in total: €9m), the adjusted tax rate of the Group remained unchanged at 36.0% in 2005 compared to the tax rate in 2004 after adjustment for prior-period taxes of €21m.

Net profit

Net profit increased by 23% to €619m in 2005. Earnings per share (basic) rose to €3.26, which is also an increase of 23% against the previous year’s figure.

RESULTS OF OPERATIONS BY SEGMENT

The segments used have been identified in accordance with the provisions of IAS 14 (revised). The primary basis of segment reporting is geographic. This reflects the regional management structure of our sales organization, our internal reporting systems, and what we believe to be the predominant sources and nature of risks and returns in our business. Our segment reporting comprises five geographic segments: Europe Region, United States Region, Japan Region, Latin America/Canada Region, and Asia/Pacific Region. Other Activities, which primarily include our dermatology business as well as our pharmaceutical chemicals business, are managed and reported on a worldwide basis, and are therefore presented separately.

Segment performance is the internal benchmark for success used in Schering AG’s internal management systems. Transfers from our production facilities are charged to segments at standard production cost. Research and development expenses are not included in segment performance, as the corresponding activities are managed on a worldwide basis.

RESULTS OF OPERATIONS BY SEGMENT		SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004*		2005	2004*
Net sales
Europe Region	2,456	2,349	+ 5%	46%	48%
United States Region	1,391	1,225	+ 14%	26%	25%
Japan Region	434	439	– 1%	8%	9%
Latin America/Canada Region	464	389	+ 19%	9%	8%
Asia/Pacific Region	249	225	+ 11%	5%	5%
Other Activities	314	280	+ 12%	6%	5%
Total	5,308	4,907	+ 8%	100%	100%

Segment performance
Europe Region	1,192	1,129	+ 6%	52%	55%
United States Region	564	481	+ 17%	25%	23%
Japan Region	164	125	+ 31%	7%	6%
Latin America/Canada Region	176	156	+ 13%	8%	8%
Asia/Pacific Region	102	90	+ 13%	4%	4%
Other Activities	87	74	+ 18%	4%	4%
Total	2,285	2,055	+ 11%	100%	100%

* Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

Unless otherwise indicated, all narrative in this combined management report refers to currency adjusted sales growth rates.

EUROPE REGION

The geographic segment referred to in this annual report as the Europe Region comprises the member states of the European Union and all other countries in continental Europe, including Russia and Turkey. It also includes the countries of the Caucasus and Central Asia as well as the countries of the Middle East and the Indian subcontinent, and the whole African continent. Net segment sales for the Europe Region also include global net sales by the Group companies Schering Oy, Jenapharm, CIS bio international, and Justesa Imagen Group. Germany, France, and Italy were the three strongest sales markets in this Region in the period under review, accounting for 47% of net sales generated in this segment in 2005.

NET SALES IN THE EUROPE REGION BY BUSINESS AREA			SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Gynecology & Andrology	1,072	1,001	+ 7%	44%	43%
Diagnostic Imaging	468	463	+ 1%	19%	20%
Specialized Therapeutics	657	635	+ 3%	27%	27%
Oncology	246	233	+ 6%	10%	10%
Other Sources	13	17	– 24%	0%	0%
Total	2,456	2,349	+ 5%	100%	100%

Net sales

Net sales in the Europe Region increased in 2005 in total by 5% to €2,456m. The rise was due to positive volume effects (+4%) at slightly rising prices. Furthermore, a positive currency effect (+1%) was offset by a negative divestiture effect (–1%) in Germany. In total, net sales in the Europe Region were impacted by increasing governmental price control and intensified competition from generic products, especially in Germany and France.

Net sales increased in our major markets, with the exception of Great Britain. The business in Great Britain (–2%) was negatively impacted by legislatively mandated price reductions. Strong growth was recorded in particular in our key markets Germany (adjusted for structure effects: +9%). Approximately 5 percentage points of this increase resulted from the decrease in the legislatively mandated manufacturers’ rebate on reimbursable products from 16% to 6%. In Spain, we recorded an increase of net sales of 4% and in Italy, net sales increased by 3%.

In the Gynecology & Andrology business area, we achieved net sales growth of 7%. This growth was particulary based on increased volumes of key growth products: Yasmin® (+31%), Valette® (+17%) and Mirena® (+8%). Yasmin® alone contributed €224m to the net sales of this Business Area. In contrast, net sales of Diane® declined in volume terms by 19% due to strong competition from generic products. In the Specialized Therapeutics business area, net sales of Betaferon® climbed overall by 13% to €445m. This solid increase in net sales of Betaferon® resulted from both greater volumes and higher prices especially in Germany (+31%) and Spain (+10%). Net sales in the Diagnostics Imaging business area increased by 1%. Higher sales volumes (+4%) more than offset lower prices (–3%). This was due above all to the development of our two core products – Magnevist® and Ultravist® – which accounted for 54% of net sales in this Business Area. Net sales of Magnevist® grew by 5% to overall €105m, despite negative price effects (–4%). Lower prices for Ultravist® (–4%) were more than offset by higher sales volumes (+5%). Net sales in the Oncology business area increased by 5% mainly due to sales increases of Fludara® (+11%), as this product was increasingly used by physicians in combination with MabCampath® (+13%).

Segment performance

Segment performance increased by 6% to €1,192m in 2005. This increase was stronger than the increase in net sales, due to an improvement in gross profit, which was mainly based on the decrease of the legislatively mandated manufacturers’ rebates in Germany and an improved product mix. Segment performance also benefited from stable overhead costs.

UNITED STATES REGION

The geographic region referred to in this annual report as the United States Region comprises the United States of America and Puerto Rico. The segment is divided into two subsegments. The Berlex subsegment covers all net sales of pharmaceutical products in the United States Region. The second subsegment covers the business activities of the Medrad Group, which is active in the field of application technologies for contrast agents. Since Medrad is responsible for the global marketing of its products, this subsegment represents global net sales by Medrad, Inc. and its subsidiaries.

NET SALES IN THE UNITED STATES REGION BY SUBSEGMENT				SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Berlex	1,063	954	+ 11%	76%	78%
Medrad	328	271	+ 21%	24%	22%
Total	1,391	1,225	+ 14%	100%	100%

NET SALES IN THE UNITED STATES REGION BY BUSINESS AREA				SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Gynecology & Andrology	437	356	+ 23%	31%	29%
Diagnostic Imaging	512	437	+ 17%	37%	36%
Specialized Therapeutics	328	314	+ 4%	24%	26%
Oncology	114	118	– 3%	8%	9%
Total	1,391	1,225	+ 14%	100%	100%

Net sales

Net sales in the United States Region increased in total by 14% in 2005 to €1,391m. The appreciation of the U.S. dollar against the euro led to a positive currency effect of 1%. After adjustment for currency effects, net sales rose by 13%, the highest regional increase. While prices increased by 4%, the rise was mainly due to a substantial increase in volumes (+9%).

Berlex accounted for €1,063m or 76% of total net sales in the United States Region in 2005, while Medrad contributed €328m, or 24%. Medrad’s total net sales rose by 20% in 2005 as compared to 2004, due to increased sales of CT injection systems (+26%) and services (+20%).

In the Gynecology & Andrology business area, key growth drivers included the female contraception products Yasmin® (+33%) and Mirena® (+43%). On a euro basis, net sales of Yasmin® and Mirena® were €282m and €91m, respectively. As a result of the increased demand, Yasmin® is the most successful branded oral contraceptive in the United States with a market share of 13% in 2005. In the Specialized Therapeutics business area, Betaseron® developed well despite its highly competitive environment, increasing net sales by 5% to overall €299m. The Diagnostic Imaging business area recorded clear increases in net sales of Magnevist® (+13%) and Ultravist® (+8%), mainly sales volume driven. The net sales in the Oncology business area declined by 4%. Sales of Leukine® decreased (–6%) as price increases did not compensate the losses in sales volumes, while Campath® sales increased (+4%).

Segment performance

Segment performance improved by 17% to €564m in 2005, significantly stronger than the net sales increase. The gross margin improved due to an increased share of products with higher margins – in particular Yasmin®. Costs of the operating functions increased relatively less than net sales in 2005, and consequently, costs of the operating functions declined in percentage points.

JAPAN REGION

The geographic segment referred to in this annual report as the Japan Region covers the geographical territory of Japan, including the business generated by our Japanese subsidiary, as well as direct sales by Schering AG to Japanese pharmaceutical companies.

NET SALES IN THE JAPAN REGION BY BUSINESS AREA				SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Gynecology & Andrology	24	26	– 8%	6%	6%
Diagnostic Imaging	305	306	0%	70%	69%
Specialized Therapeutics	89	91	– 2%	20%	21%
Oncology	16	16	– 6%	4%	4%
Total	434	439	– 1%	100%	100%

Net sales

Net sales in the Japan Region declined overall by 1% in 2005 to €434m, while net sales in local currency rose by 1%. This was due to an increase in sales volumes (+2%) which was offset by negative price effects (–1%).

Net sales in the Diagnostic Imaging business area, which accounted for 70% of net sales in the Region in the year under review, recorded a marginal increase in net sales of 2%. The primary reason was an increase of net sales of our key product in the Region, Iopamiron®, by 3%. This X-ray contrast medium generated net sales of €207m, or 48% of total net sales for this Region. Net sales of Magnevist®, our second-strongest product in the Region, remained on last year’s level. In the Specialized Therapeutics business area, in contrast, net sales of Betaferon®, our third-strongest product in this Region in 2005, continued to be extremely encouraging, rising to overall €31m (+14%).

Segment performance

Segment performance rose by 31% to €164m in 2005. This increase, which was significantly overproportionate compared to the net sales development, was primarily due to a negative one-time effect in 2004, resulting from the change in pension plan obligations of our Japanese subsidiary. Furthermore, we recorded a decrease in marketing and administration costs.

LATIN AMERICA/CANADA REGION

The geographic segment referred to in this annual report as the Latin America/Canada Region comprises the countries of Latin America, the Caribbean, and Canada. Brazil, Mexico and Canada were our three strongest markets in this Region in the period under review, accounting for 64% of segment sales.

NET SALES IN THE LATIN AMERICA/CANADA REGION BY BUSINESS AREA				SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Gynecology & Andrology	329	273	+ 21%	71%	70%
Diagnostic Imaging	32	29	+ 11%	7%	7%
Specialized Therapeutics	69	57	+ 21%	15%	15%
Oncology	28	23	+ 21%	6%	6%
Other Sources	6	7	– 17%	1%	2%
Total	464	389	+ 19%	100%	100%

Net sales

Net sales in the Latin America/Canada Region increased by overall 19% to €464m in 2005. In local currency, net sales increased by 9%. This was due both to improved sales volumes (+4%) and to positive price effects (+5%). We recorded an increase in net sales in the Region’s three largest markets: Brazil (+6%), Mexico (+12%) and Canada (+6%).

We were able to boost net sales of Yasmin®, which has now been launched in almost all countries, and is the top-selling product of this Region. Net sales of Yasmin® rose sharply by 53% to overall €65m. We also recorded increases in net sales of Diane® (+2%), while Microgynon® maintained last year’s level. In the Specialized Therapeutics business area, Betaferon®, our top-selling product in this area, generated strong growth of 12%, achieving net sales of overall €63m. In the Diagnostic Imaging business area, net sales of Iopamiron® declined by 5% compared to 2004, due in particular to volume losses (–6%).

Segment performance

Segment performance rose by 13% to €176m in 2005. Despite an improved gross margin, which was partly due to stronger sales of higher-margin products mainly in the area of Female Contraception, segment performance grew slower than net sales. This was particularly the result of a rise in the costs of the operating functions, as we have enhanced our marketing and sales activities in order to realize future growth potential in this Region.

ASIA/PACIFIC REGION

The geographic segment referred to in this annual report as the Asia/Pacific Region comprises the countries of South East Asia and East Asia (with the exception of Japan), and Australia and New Zealand. In the period under review, Australia, South Korea, and China were our three best-performing markets in the Region, accounting for 73% of segment sales.

NET SALES IN THE ASIA/PACIFIC REGION BY BUSINESS AREA				SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Gynecology & Andrology	106	95	+ 12%	43%	42%
Diagnostic Imaging	87	73	+ 18%	35%	33%
Specialized Therapeutics	31	28	+ 11%	12%	12%
Oncology	25	29	– 12%	10%	13%
Total	249	225	+ 11%	100%	100%

Net sales

Total net sales in the Asia/Pacific Region rose by 11% in 2005 to €249m. This Region was also affected by positive currency effects (+5%), which impacted almost all Asian countries. Without adjusting for currency and structure effects, we recorded a rise in net sales of 7%, which was entirely due to volume increases. The divestiture of Schering (Nanjing) Ltd. in China in 2004 led to a negative structure effect of 1%. In Australia, the largest single market in the Region where roughly one third of net sales are generated, total net sales increased by 9%. The countries with the strongest growth in net sales were Thailand (+23%) and South Korea (+9%).

In the Gynecology & Andrology business area, Yasmin® is particluarly successful in this Region: net sales increased by 53% to overall €14m in 2005. In addition, in the field of Female Contraception we were able to improve net sales of our largest product, Diane® (+1%) and Mirena® (23%), due in both cases to higher sales volumes. In the Specialized Therapeutics business area, net sales of Betaferon® in this Region rose by 6%, based on volume increases. We recorded a net sales increase of 11% with Ultravist®, the main sales driver for this Region, which accounted for 27% of total net sales for the Region.

Segment performance

In 2005, segment performance increased by 13% to €102m. Segment performance profited from a rise in the gross margin. In addition, overhead costs grew slower than net sales.

OTHER ACTIVITIES

Other Activities comprise those activities that are not sufficiently significant to qualify as individual segments. Other Activities primarily consist of our dermatology business operated by Intendis and our pharmaceutical chemicals business with other pharmaceutical companies.

NET SALES BY OTHER ACTIVITIES					SCHERING AG GROUP
	€m		Change from 2004	% of total
	2005	2004		2005	2004
Intendis*	223	202	+ 11%	71%	72%
Pharmaceutical chemicals	59	58	+ 2%	19%	21%
Other	32	20	+ 60%	10%	7%
Total	314	280	+ 12%	100%	100%
* Dermatology sales of non-Intendis subsidiaries included

Net sales

Total net sales in Other Activities rose by 12% in 2005 to €314m. This positive development was largely due to our dermatology business operated under the new Intendis brand. Total net sales increased by 11% to €223m (+9% currency adjusted).

Segment performance

Segment performance rose by 18% to €87m in 2005. This increase was driven by the increase in net sales of our dermatology business, which generally shows higher margins as compared to our pharmaceutical chemicals business, sales of which remained stable in 2005.

SALES DEVELOPMENT BY BUSINESS AREA

NET SALES BY BUSINESS AREA AND IMPORTANT INDICATION AREAS*						SCHERING AG GROUP
	€m		Change from 2004				% of total
	2005	2004**	total	volume/price	currency	structure	2005	2004**
Gynecology & Andrology	1,979	1,766	+ 12%	+ 10%	+ 2%	0%	37%	36%
Female contraception	1,681	1,473	+ 14%	+ 12%	+ 2%	0%	32%	30%
Menopause management	169	167	+ 1%	– 1%	+ 2%	0%	3%	3%
Diagnostic Imaging	1,404	1,308	+ 7%	+ 7%	%	0%	27%	27%
X-ray contrast media	583	574	+ 2%	+ 1%	+ 1%	0%	11%	12%
MRI contrast agents	362	332	+ 9%	+ 8%	+ 1%	0%	7%	7%
Application technologies	329	271	+ 21%	+ 20%	+ 1%	0%	6%	6%
Radiopharmaceuticals	125	125	0%	0%	%	0%	2%	2%
Specialized Therapeutics	1,179	1,126	+ 5%	+ 7%	+ 1%	– 3%	22%	23%
Central nervous system (CNS)	936	859	+ 9%	+ 8%	+ 1%	0%	18%	18%
Cardiovascular	144	137	+ 5%	+ 5%	%	0%	3%	3%
Oncology	429	420	+ 2%	+ 2%	+ 1%	– 1%	8%	9%
Hematology	245	235	+ 4%	+ 3%	+ 1%	0%	5%	5%
Solid tumors	184	185	0%	%	+ 1%	– 1%	3%	4%
Other Sources	317	287	+ 10%	+ 6%	+ 1%	+ 3%	6%	5%
Dermatology***	223	202	+ 11%	+ 9%	+ 2%	0%	4%	4%
Total	5,308	4,907	+ 8%	+ 7%	+ 1%	0%	100%	100%

* The indented figures do not correspond to the total sales figures for the Business Areas as only important indication areas are listed

**  In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

*** Dermatology sales of non-Intendis subsidiaries included

Unless otherwise indicated, all narrative in this combined management report refers to currency adjusted sales growth rates.

Gynecology & Andrology

Net sales in the Gynecology & Andrology business area rose by 10%, based on the strong growth of 12% in the field of Female Contraception. Main sales driver was the oral contraceptive, Yasmin®, with total net sales of €586m (+34%). Yasmin® is the top-selling oral contraceptive worldwide, with a global market share of approximately 13% in 2005. In addition, Mirena® recorded an above-average increase in net sales of 21%. Our Menopause Management business stabilized (in total: –1%), with positive price effects (+1%) offsetting a decline in volumes (–2%).

Diagnostic Imaging

Total net sales in the Diagnostic Imaging business area rose by 7% in 2005. As a result, net sales amounted to €1,404m. Net sales of contrast agents for magnetic resonance imaging (MRI) rose by 8%. This increase was primarily due to an encouraging rise in net sales of Magnevist®. Net sales of X-ray contrast media rose slightly by 1% as a result of negative price trends (–2%), which were offset by higher sales volumes (+3%). Net sales of our application technologies for contrast agents, marketed by our subsidiary Medrad, Inc., rose by 20% in 2005. Since our application technologies business is managed centrally from the United States, we allocate global net sales by the Medrad Group to the United States Region.

Specialized Therapeutics

In total, the Specialized Therapeutics business area recorded a growth of 5% to €1,179m. This development was impacted by negative structure effects (–3%) and slight currency effects (+1%). The structure effect was related to the streamlining of our product range as a result of the divestiture of non-core products at our German subsidiary, Jenapharm GmbH & Co. KG, in 2004. Increasing sales in the Specialized Therapeutics business area were due to higher net sales of Betaferon®, resulting from increases in all major markets. Net sales of Betaferon® amounted to overall €867m (+10%). This healthy growth was helped by ongoing product enhancements, facilitating the application of Betaferon®.

Oncology

In 2005, our Oncology business area recorded growth of 2%. This stable growth was mainly due to a rise in net sales of Campath® (+8%) – marketed outside the U.S. as MabCampath® – and Bonefos® (+10%). Net sales of Fludara® were stable despite facing competition from generic products.

Other Sources

Other sources mainly comprise our dermatology business operated by our subsidiary Intendis. Net sales of this business increased by 9%. Advantan® and Skinoren®, the top-selling products in this Business Area, recorded an increase in net sales of 14% and 33%, respectively. In the United States alone, net sales of Finacea® (the U.S. trade name for Skinoren®) increased by 46%.

Liquidity and Capital Resources

SELECTED CONSOLIDATED CASH FLOW DATA			SCHERING AG GROUP
€m	2005	2004	2003	2002	2001
Cash flows from operating activities	1,048	751	581	584	670
Cash flows from/used in investing activities	– 386	– 311	– 161	685	– 217
Cash flows used in financing activities	– 631	– 217	– 247	– 1,031	– 535
thereof: purchase of treasury shares	—	– 167	– 90	– 234	—
thereof: funding of Schering Pension Trust	– 450	—	—	– 500	– 300
Cash and cash equivalents as of Dec. 31	830*	785	566	408	192
* including €54m cash and cash equivalents of the disposal group

FINANCIAL MANAGEMENT PRINCIPLES

As the Schering Group operates on a global basis, it is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.

Detailed information on the management of these market risks can be found in the Risk Report under Financial risks.

CASH FLOW ANALYSIS

Operating activities

Cash flows from operating activities increased by 40% from €751m in 2004 to €1,048m in 2005. The improved cash flow from operating activities is due to a higher profit for the period. Cash flow was also positively impacted by a reduction of net working capital compared to a net working capital increase in 2004. This development was mainly driven by an increase in liabilities and a reduction of inventories due to an increase in the efficiency of stock-keeping. These positive effects on net working capital were partly offset by an increase in receivables.

Investing activities

Cash flows used in investing activities amounted to €386m in 2005 compared to €311m in 2004. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €307m (2004: €290m) including the purchase of property, plant and equipment amounting to €208 (2004: €212m). Proceeds from the disposal of non-current assets amounted to €105m, including €56m from the divestment of our 25% interest in medac GmbH. Furthermore, €184m was used for the purchase of securities during 2005 compared to €72m in 2004.

Financing activities

Cash flows used in financing activities amounted to €631m in 2005, compared to €217m in the previous year. These cash flows mainly related to the funding of the Schering Altersversorgung Treuhand Verein (Schering Pension Trust) during 2005 in the amount of €450m (2004: €0m) as well as the distribution of dividends of €193m paid in 2005 for the fiscal year 2004 (2004: €180m for the fiscal year 2003). No treasury shares were purchased in 2005 (2004: €167m).

CAPITAL RESOURCES

Net cash position

Excluding liquidity of €54m attributable to the disposal group, the Schering AG Group’s cash and cash equivalents as of December 31, 2005 and 2004 amounted to €776m and €785m respectively. As of December 31, 2005, the Group had a positive net cash position (which it defines as cash and cash equivalents and marketable securities less borrowings) of €954m, compared with €780m as of December 31, 2004. This positive net cash position was partially due to pension liabilities from German retirement benefit plans, which represent financial resources for the Group; as of December 31, 2005 and 2004, they amounted to €409m and €659m, respectively. The Group considers its unfunded pension obligations to be long term financing obligations.

Other pension obligations in Germany are funded through the Schering Pension Trust (Schering Altersversorgung Treuhand Verein) founded in 2001. One-time contributions amounting to €450m in 2005, €500m in 2002 and €300m in 2001 were transferred to the Schering Pension Trust; the provisions for pension obligations were reduced accordingly.

We hold our cash and cash equivalents primarily in euros. As of December 31, 2005, euro denominated liquid assets represented 80% of total cash and cash equivalents. U.S. dollar denominated liquid assets represented 7% of total cash and cash equivalents.

We expect that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in the ordinary course of business – including capital expenditures, funding of research cooperation projects, debt service and payment of dividends – as well as the purchase of treasury shares. The funding of transactions such as the acquisition of significant business activities may require additional sources of financing, including debt raising.

Borrowings

Borrowings are reflected in our consolidated financial statements as non-current borrowings and current borrowings. Borrowings as of December 31, 2005, amounted to €255m, compared with €238m as of December 31, 2004. €27m of these liabilities have a maturity of less than one year (December 31, 2004: €39m).

In December 2004, a long term loan amounting to $263m was raised to increase our liquidity reserves. The loan is a term loan that matures in 2009; the interest rate is based on short-term U.S. dollar LIBOR and is adjusted every three months.

Credit lines

On December 31, 2005, the Schering AG Group had aggregate unused committed lines of credit of €44m (2004: €43m).

Share repurchase program

In 2005, the authorization given by the Annual General Meeting (AGM) for the Share Buyback Program (amounting to 15 million shares) was not used. For our international Employee Share Ownership Programs (ESOPs) 267,152 shares (including ADSs) were purchased.

In 2004, we repurchased 4 million shares for the Share Buyback Program and 249,083 shares (including ADSs) for the international ESOP program.

On February 20, 2006, the Executive Board announced a share repurchase program. Schering AG will purchase own shares on the stock market up to the value of €500m in 2006. The current AGM authorization for the Share Buyback Program will expire on September30, 2006, unless renewed at the next AGM on April 19, 2006.

Off-balance sheet arrangements

We do not use "off-balance sheet financing arrangements", such as the securization of receivables or access to assets through special purpose entities or variable interest entities.

As of December 2005, we had issued financial guarantees and warranties of €29m (2004: €28m), which are related to transactions arising from the normal course of business.

RECENT ACQUISITIONS AND DIVESTITURES

In January 2005, we announced the signing of a license agreement with Novartis Pharma AG, transferring our rights in the ophthalmic use of PTK/ZK. Novartis is planning to develop and commercialize PTK/ZK for the treatment of wet age-related macular degeneration (AMD). Under the agreement, we receive an upfront fee, milestone payments as well as royalties.

In February 2005, we reported the signing of a license agreement granting Pfizer Inc. an exclusive, worldwide license to our ADP receptor antagonist program. ADP receptor antagonists are anti-platelet agents used to chronically inhibit arterial thrombosis. Under the terms of the agreement, we receive an upfront fee, as well as milestone payments and royalties.

In June 2005, we announced the sale of our 25% stake in medac GmbH to the majority shareholders of medac. At the same time, we acquired the remaining 50 percent of the shares in Medac Schering Onkologie GmbH. The activities of this company are to be integrated into the new oncology business unit of Schering Deutschland GmbH, one of our German subsidiaries. The employees of Medac Schering Onkologie GmbH will be taken over by Schering Deutschland GmbH. Medac Schering Onkologie GmbH was founded in 2000 as a joint venture between Schering and medac GmbH and focuses on the marketing of products for the treatment of hematological malignancies in Germany.

In July 2005, we announced that we have entered into a research collaboration and licensing agreement with AstraZeneca in the area of Selective Glucocorticoid Receptor Agonists (SEGRAs) which represent a new class of anti-inflammatory agents. Under the terms of the agreement, AstraZeneca will have an exclusive, worldwide license to develop and market compounds for rheumatoid and respiratory diseases while Schering will have an exclusive, worldwide license to all other indications. Schering received an upfront fee, with both parties having the potential to benefit from downstream milestone payments and royalties.

In September 2005, we sold our production site in Mobara, Japan, to Sawai Pharmaceutical Co. As part of the transaction, Sawai has taken over all employees working at the site.

In October 2005, we signed an agreement with Sonus Pharmaceuticals, Inc. for the exclusive, worldwide rights to TOCOSOL® Paclitaxel, an anti-cancer product. TOCOSOL® Paclitaxel has shown promising safety and anti-tumor activity in Phase II clinical trials in a variety of solid tumors, and the product is currently in a Phase III pivotal study for the potential treatment of metastatic breast cancer. We expect to submit for registration by the end of 2007.

At the end of 2005, we signed an agreement to divest our production site at Lyz-Lez-Lannoy, France. The buyer, the French company Financière Delpharm, will take over most of the employees. We expect the closing of the transaction by mid 2006.

CAPITAL EXPENDITURES

We generally fund capital expenditures out of cash flows from operating activities. Capital expenditures on property, plant, and equipment totaled €208m in 2005 compared with €212m in 2004 (–2%). The investment activities of 2005 mainly related to the measures to concentrate our production facilities but also to meet regulatory, quality, safety and environmental requirements and to improve processes.

In the year under review, 42% of expenditures related to Germany, 17% to other countries in the European Union, 33% to the United States, and 2% to Japan. 45% of our total capital budget was spent on production, quality assurance, and environmental protection, and 19% on research and development. Marketing and selling and other functions accounted for 36% of our investment budget.

In 2005, we continued the construction of our new research building at our Berlin site. In production, we made investments to adapt our facilities to changes in market demands, such as packaging lines for Specialized Therapeutics or filling lines for contrast media cartridges.

Capital expenditures for 2006 are expected to reach €240m. They refer to the steady growth of the Schering Group as well as to the ongoing measures to consolidate our production facilities. We expect capital expenditures in 2007 to remain at the same level as in 2006.

We will continue with the construction of the new research building at our Berlin site. In Bergkamen, we will invest in measures that will allow us to further improve our cost structures in active substance production.

In Seattle, USA, we will continue with the construction of our biotechnological production facilities for the manufacturing of Leukine®. In addition, we are investing into a new office building in Marshall Township, Pennsylvania, USA, related to the growth of the Medrad Group.

Intangible assets

Capital expenditures on intangible assets amounted to €81m, €7m of which related to internally developed software, mainly at Schering AG and a German subsidiary, and €73m to patents, licenses, trademarks and similar assets. Approximately 75% of these €73m related to payments effected by Schering AG for industrial property rights and software licenses. The amount includes €20m for development and marketing rights for the phase-III development project TOCOSOL® Paclitaxel.

Financial Position

SELECTED CONSOLIDATED BALANCE SHEET DATA*	SCHERING AG GROUP
	2005	2004	2003	2002	2001
Total assets	6,103	5,717	5,479	5,483	5,310
Non-current assets	2,519	2,538	2.487	2,782	2,908
Inventories	959	992	996	971	881
Cash and cash equivalents	776	785	566	408	192
Other current assets	1,849	1,402	1,430	1,322	1,329
Total equity	3,283	2,833	2,783	2.813	2,504
Liabilities	2,820	2,884	2,696	2,670	2,806
Equity ratio	53.8%	49.6%	50.8%	51.3%	47.2%

*   Previous years’ figures adjusted in accordance with the amendment to IAS 19 “Actuarial gains and Losses, Group Plans and Disclosures”; the figures were also restated to give effect to the changes in the presentation of Total equity (IAS 1) and in the accounting for employee share purchase plans (IFRS 2).

Asset and Capital Structure

The balance sheet total was €6,103m at December 31, 2005, 7% above the figure as of December 31, 2004. Non-current assets decreased by €19m or 1% to €2,519m.

Current assets increased by €405m or 13% to €3,584m. As of the balance sheet date, marketable securities of €196m with a maturity of less than one year are reported under current assets, while as of December 31, 2004, all marketable securities were to be classified as non-current. Cash and cash equivalents decreased by €9m or 1% to €776m. This decrease is due in particular to a funding of the Schering Pension Trust during 2005. An amount of €450m was paid into the Trust which resulted in a decrease in pension liabilities. Assets of €97m relating to our radiopharmaceuticals business are classified as held for sale; these assets include cash amounting to €54m.

Total equity amounted to €3,283m, an increase of €450m or 16% as compared to December 31, 2004. Within equity, the net profit of €619m as well as currency translation adjustments recognized directly in equity (€177m) were partly offset by the dividend payment of Schering AG of €190m for fiscal year 2004 and actuarial losses on defined benefit pension plans of €142m. The equity ratio improved to 53.8% after 49.6% at the end of 2004.

Non-current liabilities decreased by €449m or 28% to €1,160m. This is in particular due to a decrease of pension liabilities. Here, the decline due to the funding of the Schering Pension Trust of €450m was partly offset by actuarial losses of €142m. Furthermore, other non-current provisions decreased by €180m, mainly as a result of a settlement on claims relating to the sale of our interest in Aventis CropScience in 2002 and the reclassification of provisions to the disposal group.

Current liabilities increased by €385m or 30% to €1,660m. This was due in particular to increased current provisions, and here in particular for current taxes, and an increase in trade payables. Furthermore, current liabilities include liabilities of €159m associated with assets classified as held for sale.

Non-current and current liabilities include borrowings of €255m (December 31, 2004: €238m) which stand for 4.2% of our balance sheet total.

Report on Expected Developments

Macroeconomic environment

Leading economic institutes are forecasting further healthy growth in the global economy of 4.0–4.5% in 2006. For the next two years, a slight economic slowdown is anticipated, but not a downturn, mainly due to the high energy prices and the tighter monetary policy in key countries. All forecasts are based on the assumption that there will be no major fluctuations in exchange rates. This means that the uncertainty surrounding the future development of the U.S. dollar and Latin American currencies constitutes a risk factor. Substantial fluctuations in Latin American currencies in particular are significant because we either cannot hedge these currencies directly or believe that hedging them does not make economic sense. For this reason, exchange rate changes have a direct impact on our operating profit.

Pharmaceutical market

While the global pharmaceutical markets grew by 7% last year, an increase of 6–7% is forecast for the next two years. Oncology is expected to experience the strongest growth. High single-digit growth is anticipated for the U.S. pharmaceutical market. Above-average growth is also expected in large parts of Asia, Eastern Europe, and Latin America, whereas growth in the pharmaceutical markets in the euro zone, Japan, and Australia is likely to be below average. These forecasts are based in part on the establishment of modern healthcare systems in Asia and parts of Eastern Europe, as well as greater life expectancies in industrial countries.

Expected development of the Schering AG Group

We are forecasting mid to high single-digit organic growth in net sales for the Schering AG Group in 2006. Further net sales growth is expected in 2007. We hope that this will enable us to cement and expand our lead in specialized markets.

We will further expand our leading position and expertise in Female Contraception and additionally boost our net sales through new product launches and our successful products Yasmin® (including the introduction of new indications) and Mirena®. We expect Yasmin® to achieve strong double-digit growth rates in 2006. We will also increase our market presence with our innovative products for treating climacteric complaints.

We expect our top-selling product, Betaferon®, also to generate high single-digit growth rates in local currencies. We aim to increase acceptance of high-dose MS therapy through extensive communication with physicians and patients. In addition, new study results are expected to increase net sales further.

We aim to reinforce our global leading position in the markets for contrast media with Magnevist® and Ultravist® and by introducing other diagnostics for special uses such as Vasovist®.

On the basis of a continuing positive business development and the positive effects from our ongoing efficiency program (FOCUS), we forecast our operating margin to reach the 18% target in 2006 (excluding one-time effects from the acquisition or divestiture of businesses). Moreover, we are expecting our profitability to grow further in the coming years and are pursuing the goal to reach an operating margin of 20% by the year 2008.

This outlook is based on an exchange rate of $1.20 per euro.

Development of our segments

In 2006, we expect healthy, sustained mid-single-digit net sales growth in the Europe Region. We believe that our activities in Eastern Europe and the Middle East will provide us with ample opportunities for growth over the coming years.

We are forecasting continuing above-average net sales growth in the United States Region, the focus of our growth strategy.

Due to the fact that the Japanese market environment is still extremely difficult and the Japanese Ministry of Health (NHI) is expected to decree price reductions, we expect net sales in this Region to fall slightly in 2006.

Net sales in the Latin America/Canada Region should continue to develop encouragingly and should account for a higher-than-average proportion of total revenues.

We believe that many countries in the Asia/Pacific Region, especially China, still have substantial growth potential and expect above-average sales growth in 2006.

Risk Report

Risk management at Schering AG Group

As a global company, Schering AG is exposed to a wide variety of risks in the course of its activities around the world. Since entrepreneurial activity inevitably involves taking calculated risks, the main objective of risk management is to ensure that these are dealt with responsibly.

The Executive Board of Schering AG recognizes its responsibility to establish and maintain an appropriate risk management system. Operational risk management, however, begins where risks are identifiable and specific, first-hand information is available to allow analysis and mitigation action planning. Thus, the Executive Board has approved a group risk management policy to ensure that business functions establish processes for managing and monitoring risks significant to their businesses and the Group. Risk management in the decentralized units is the basis of the risk management process in the Schering AG Group.

Organization

For overall monitoring of risk management, a new Corporate Risk Management function has been established, under which all risk management activities are consolidated. Corporate Risk Management is the driver of the overall risk management process. It aims to continuously advance the risk management system by developing Group-wide standards and offering support to other units with regard to risk management. Corporate Risk Management reports at least annually on the aggregated status of risks to the Executive Board and reports periodically on risk developments and newly identified risks.

The corporate risk management framework also encompasses a Risk Management Steering Committee (RMSC). The RMSC meets on a regular basis to review and assess risk management processes, significant risks and mitigation plans in specific risk areas. Significant risks as well as proposals for mitigating action are reported to the Executive Board. The RMSC is chaired by the Executive Board member responsible for Finance and Administration and consists of Heads of Corporate functions, reflecting the most important risk areas and ensuring that every business process is represented.

Standards

In order to achieve consistent evaluation of risks, risks are quantified in terms of impact on earnings and probability of occurrence wherever feasible. Thresholds were established that secure a robust foundation for risk management as well as efficient reporting to the Executive Board. Independent of regular risk reporting activities, new significant risks as well as important changes in the evaluation of risks are to be reported immediately.

Corporate Controlling and Corporate Audit

Corporate Risk Management in the Schering AG Group also encompasses activities by Corporate Controlling and Corporate Audit.

Risk information from the decentralized units is collected by Corporate Controlling as part of regular planning and forecasting processes. Corporate Controlling presents aggregated risk information during the operational planning process to the Executive Board. Through-out the year, Corporate Controlling monitors the development of identified risks and reports to the Executive Board about variances between planned and actual business developments. Close cooperation between Corporate Controlling and Corporate Risk Management ensures that Corporate Risk Management is informed of all risks reported to Corporate Controlling and vice versa.

Corporate Audit performs regular audits on functions, subsidiaries and processes. As part of the audits, it monitors compliance with the risk management group policy and informs Corporate Risk Management where appropriate. Audit reports are presented to the Executive Board. No risks were discovered during the reporting period that might endanger the continued existence of the Group.

The independent external auditors has examineed the risk management processes in the Schering AG Group and has concluded that it is suitable to detect developments at an early stage that could endanger the continued existence of the Group. Outcomes of this examination are being considered in the continuing enhancement of our risk management system.

Risk factors

In the following, we are describing industry-specific risk factors that could negatively affect our results of operations, financial position or cash flows. These are not necessarily the only risks we are exposed to. Risks that we presently do not know or we assess to be immaterial could adversely affect our business.

Governmental regulation

The research, development, manufacturing and marketing of our products are subject to extensive governmental regulation. The approval process for new products is generally lengthy, expensive and subject to unanticipated delays. In addition, public as well as regulatory expectations with regard to safety and efficacy of pharmaceutical products have risen over the years. New regulatory and public expectations have also increased the requirement for special product safety risk management. Accordingly, new opportunities and measures that attempt the active minimization of specific safety risks for product users need to be identified, developed and realized.

Preclinical and clinical trials are conducted to determine the safety and efficacy of pharmaceutical products prior to approval. However, unanticipated side effects may become evident after a product is introduced on the market. Extensive active post-marketing safety studies may be required to further elucidate potential safety risks. In addition, regulatory action may adversely affect the marketing of the product, require changes in the product labeling or even lead to withdrawal of regulatory approval.

In the Schering AG Group, the safety of development projects and marketed products is continuously monitored, evaluated and reported through a global medical safety function as required by international regulation and good pharmaceutical business practices. Additionally, an internal review board regularly and on a case-by-case basis reviews the safety and efficacy of marketed products and takes decisions on safety actions such as new safety information to product labeling. Product quality issues, when they arise, are also formally reviewed by medical safety and quality functions to reach decisions on necessary actions. We thereby aim to recognize potential risks as early as possible in order to initiate suitable preventive measures to protect product users at an early stage.

Price controls

In addition to normal competitive forces that affect the level of pharmaceutical prices, the pharmaceutical industry is subject to governmental price-related interventions. In addition, major healthcare providers in particular markets have the economic power to exert substantial pressure on market prices.

An aspect of government intervention concerns the reimbursement of products. Failure to obtain reimbursement on products can pose a risk to the market success of such products. Positive product value evidence is now an essential output of development activities to address risks to reimbursement.

In addition, development and broader introduction of various pharmaceutical cost controls could have significant adverse effects for the pharmaceutical industry as a whole and consequently also for the Group.

For example in the U.S., 2006 brings new pricing requirements mandated by the Medicare Modernization Act of 2003. Upon implementation, the U.S. government or the private insurers, through which coverage will be offered, through their concentrated purchasing power under the program could demand discounts that could come close to creating price controls on prescription drugs. These trends may adversely affect the Group’s revenues and results of operations. The impact of these effects cannot yet be quantified.

Some governments in Europe are exerting strong downward pressure on the prices of the manufacturers by influencing doctors by way of incentives or sanctions to prescribe low cost medicines. Furthermore, central government control of market prices exists in major markets such as Japan and Brazil through limits in the opportunities for financial return and growth in these markets as well as the introduction of new products.

Legal proceedings and intellectual property rights

We are currently involved in a number of legal proceedings. For a discussion of the most significant proceedings, see Note 37 to the Consolidated Financial Statements, ‘Legal proceedings’.

We aim to adequately cover foreseeable risks by insurance, but litigation, particularly in the United States, is inherently unpredictable and verdicts may result in substantial financial liabilities. Furthermore, for certain risks, including certain products and product groups, adequate insurance coverage is not available on the market or not with acceptable conditions. A successful product liability claim in excess of our coverage could require us to pay substantial sums. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources, and could damage our reputation as well as impair the marketability of our products.

Processes are in place to secure the timely identification of product risks. This ensures the inclusion of appropriate, scientifically-sound safety information in product labeling. Regular reporting of significant claims to the Corporate Claims Reporting Officer at Schering AG Group ensures that risks from legal proceedings are detected in a timely manner. The risks are assessed and reported to the Executive Board.

Our success depends, to a large extent, on our ability to protect our current and future products and to defend our intellectual property rights. There is a risk that patents will not be issued or that any existing or future patents issued to or licensed by us will not provide us with competitive advantages or will be challenged by competitors. To minimize risks with regard to intellectual property rights, we closely monitor other companies’ potential attempts to infringe on Schering AG Group patents and, if necessary, initiate action. We may also be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties. Such defense could require us to incur substantial expenses and to divert significant efforts of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties or license proprietary rights from third parties. To prevent the infringement on other companies’ patents by the Schering AG Group, we accurately verify the existing patent situation.

Competition risks

We operate in a highly competitive environment. We compete with companies around the world, including large, well-established pharmaceutical and chemical companies, research and development firms, universities and other research institutions. Some of our products face competition from branded or generic products. Commercial success of our products hinges upon important competitive factors such as product characteristics, product price and demonstrated cost-effectiveness, and the research and development of new products and processes.

During the period of patent protection, a product is normally only subject to competition from alternative products. However, efforts by generic manufacturers may involve challenges to the validity of a patent or assertion that the alternative compounds do not infringe on our patents. For example, generic drug maker Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. are seeking to market a generic version of Yasmin® prior to the expiration of the Group’s patent for this product. We are vigorously defending our patent and regulatory position. An unfavorable outcome of these proceedings could adversely affect our business, results of operations, financial position or cash flows. For a discussion of the patent-related proceedings, in which the Group is involved, see Note 37 to the Consolidated Financial Statements, ‘Legal proceedings’.

Following patent expiration, generic products often enter the market typically leading to a subsequent decline in market share and revenues. Certain of our key products are no longer protected by patents or other regulatory exclusivity measures in our major markets, or protection for these products will expire in the near future. The expiration of certain patents could adversely affect the prices and sales with respect to these products and, consequently, could adversely affect our business, results of operations or cash flows.

For example, the patent protection for our top-selling product, Betaferon® (Betaseron®) expires in 2007 in the U.S. and in 2008 in a number of our key countries in Europe. Betaferon® (Betaseron®) is a biopharmaceutical. Due to the fact that biopharmaceuticals are defined by their production process, any change in the process can impact safety and efficacy of the product. Therefore, increased regulatory requirements exist for the approval of a generic product for a biopharmaceutical, including the requirement to conduct preclinical or clinical trials. These factors protect us to a certain degree, but do not rule out that after patent expiry in key countries in Europe approval will be sought for a generic version to our product. In the U.S., no clear regulatory framework yet exists for the market authorization of generic versions of biopharmaceuticals leading us to expect the effect of the patent expiry in the U.S. in 2007 on the Group’s business, financial condition or results of operations to be limited.

The following table sets forth the patent expiration dates of certain of our top selling products in our major markets.

	Germany	France	Italy	Great Britain	United States	Japan
Betaferon® (Betaseron®)
Product	2008	2008	2008	2008	2007	2003**

Yasmin®
Formulation	2020***	2020***	2020***	2020***	2020***	2020*/***

Magnevist®
Product	—	—	2007	—	2011	—
Formulation	2007	2007	2007	2007	2009	2007
Method of use	—	—	—	—	2013	—

Ultravist®
Product	—	—	2009	—	—	—

Mirena®
Device (Inserter)	2015	2015	2015	2015	2015	—
Process	2013	2013	2013	2013	2013	2013

Femovan®
Process	2006	2006	2006	2006	—	2006

Campath®
Product	2009	2009	2009	2009	2015	2009

Leukine®
Product	2006	2006	2006	2006	2012	2006
* Patent pending ** Appeal against rejection of patent term extension pending *** Composition comprising micronized drospirenone together with ethinylestradiol

Operational risks

The manufacture of pharmaceutical products entails complex production processes and requires compliance to good manufacturing practice regulation. Single sourcing for certain components, bulk active materials and finished products creates a risk of supply failure in the event of regulatory non-compliance or physical disruption at the manufacturing site.

We purchase raw materials and supplies on a worldwide basis from numerous suppliers. In those cases where only a single supplier is available, we seek to accumulate and maintain a strategic reserve inventory of raw materials and supplies or qualify new suppliers. We aim to secure strategic materials through medium- to long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years, and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future.

The Group’s facility in Bergkamen, Germany, produces a substantial portion of the active substances used for the production of our products in the Europe, United States, Latin America/Canada, Japan and Asia Pacific Regions. In addition, a number of the active pharmaceutical substances of our top-selling products, including Betaferon® (Betaseron®) and Iopamiron®, are manufactured by third parties under long term contracts. On February 24, 2006, Schering AG exercised its right under its Betaseron® supply agreement with Chiron Corporation to purchase from Chiron all of the items of property used in the manufacture for Schering of Betaseron® products. Upon completion of the purchase, the terms of which have not yet been fixed, Schering AG Group will control the supply of Betaseron® in the United States thus ending its supply relationship with Chiron.

All products and materials used in the manufacture are continuously tested for conformity with specifications for quality, purity, composition, and stability by the relevant functional departments. An Integrated Management System for quality, environmental protection and safety ensures compliance with all statutory and regulatory requirements relating to manufacturing and quality control.

Given our long history as a manufacturing enterprise, we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations at certain sites. In some cases, this liability is shared with other parties. We could also be obliged to take over part or all of the clean up costs at other sites in the future. We are confident that we have set up adequate reserves for those remediation obligations currently known to us, and that these activities will not have a material adverse effect on our results of operations, financial position or cash flows.

All production sites and key warehouses are systematically surveyed for potential risks. Line managers involved in risk controlling receive regular training to increase their risk awareness.

Research and Development risks

Development of commercially successful new products is critical to Schering AG Group’s ability to substitute older products and increase overall sales. We devote substantial resources to research and development. Research and development in the pharmaceutical industry is both expensive as well as time-consuming and entails considerable uncertainty. Because of the complexities and uncertainties associated with pharmaceutical research, a development project can fail at any stage of the process. New product candidates that appeared promising in development may also fail to get market approval or have only limited commercial success for reasons such as safety or efficacy concerns, difficulty to manufacture, infringement on intellectual property rights of third parties or inability to differentiate the product adequately from its competitors.

To reduce uncertainty and ensure an efficient use of resources, the progress of promising drug candidates until they reach marketing approval is managed by international development teams using risk-based planning and is subject to periodic as well as case by case evaluations by an internal review board. Furthermore, we aim to reduce the risk through strategic collaborations complementing our internal research and development efforts.

Currently, we are actively pursuing marketing approval for a number of our products from regulatory authorities in a number of countries, including the European Union, the United States and Japan. Continued growth of our revenues and profits will depend, in part, on the timely and successful introduction and marketing of some or all such products. Failure to obtain, or delay in obtaining, regulatory clearance to market new products or existing products for new indications, as well as other regulatory actions, could adversely affect our results of operations in the future.

Financial risks

As a company with global operations, 60% of our sales are achieved in non-euro currencies so that exchange rate fluctuations could considerably affect our operating results. As of the end of 2005, the transactional exposure in major currencies, regarding our receivables and liabilities (balance sheet exposure) as well as our anticipated future sales and expenses for the following 12 months (anticipated exposure), amounted to the equivalent of approx. 0.7 billion €. In accordance with our hedging policies, we generally hedge 100% of the balance sheet exposure and 50% of the anticipated exposure, though the latter may be varied due to market appraisals. Practically all hedging activities are performed by Corporate Treasury using forward contracts and currency swaps and options. In the long term, our approach to currency risk management is also to try to establish a good balance between locations of income and locations of assets and activities in general.

As of the end of 2005, approximately 76% of the projected benefit obligations within our Group (€2.3bn) were funded. Fluctuations in market valuations of these assets, which also include derivatives, can have a significant effect on our pension provisions and on our equity. To deal with these risks, appropriate investment policies are developed, regularly reviewed and closely monitored. In addition, the already implemented switch in most Group companies from defined benefit plans to defined contribution or cash balance plans will help ease the financial market and longevity risks in the future.

The Group’s current net cash position of €954m and the good credit rating provide a solid basis to cover also unforeseen cash needs. This liquidity is controlled by Corporate Treasury and is invested in liquid assets to a great extent.

Operational risks are dealt with by segregation of duties, comprehensive control systems and proper know-how in the involved functions. To limit our credit exposure, we restrict all deposits and deals above a low threshold to banks with solid credit rating.

Information Technology risks

Schering AG Group is increasingly dependent on information technology systems to support a wide variety of key business processes as well as internal and external communication. Any significant disruption of these systems could materially affect our operations. The foundations for a continuous and sustainable risk management system were established with the setting-up of a global organization for risk management in IT, the approval of a set of guidelines which define roles and responsibilities, and the implementation of a system of regular reporting. This is used as the basis for analyzing risks and taking measures to minimize them.

Overall risk assessment

At present, no indications of potential individual or aggregated risks were identified that could endanger the continued existence of the Company either in the period under review or thereafter.

Personnel

Changes in personnel structure

The Schering AG Group employed 24,658 people worldwide as of December 31, 2005, which is 4% less compared to the previous year (25,593).

This development largely reflects the progress in the consolidation of production, development and administrative capacities in the course of our FOCUS Initiative. The decline occurred primarily at our German and Japanese sites, as well as minor reductions in several subsidiaries of the Schering AG Group. In addition, this decline affected our Mexican subsidiary, Proquina, accounted for under Other Employees.

In the Europe Region, the headcount decreased by 452 to 6,961, attributable to reduced personnel in the administration and production functions at our German sites and the adjustment of development capacities in Finland, France and Great Britain. In the Japan Region, the headcount fell by 229 employees to 1,235, particularly in the areas of development and production as well as in marketing and sales due to a restructuring of our distribution organization.

The number of employees in the Latin America/Canada Region remained almost unchanged, while personnel in the United States Region grew by 143 to 3,890 in the context of the favorable development of the application technologies business for contrast agents, operated by our subsidiary, Medrad, Inc. In the Asia/Pacific Region, the workforce was extended by 174 employees to 1,618 due to the expansion of our market activities in China and the build up of a regional headquarters in Singapore.

The number of employees working for Schering AG decreased by 414, while the number of employees in our subsidiaries was reduced by 521 to a total of 17,254 employees. In total, 8,929 people were employed by Schering AG and its German subsidiaries, 563 less than in 2004 and accounts for 36.2% of the Group’s worldwide personnel.

High-class vocational training was again provided beyond our own quantitative needs in 2005. Overall, the Schering AG Group employed 527 apprentices at the end of 2005 (2004: 563).

Starting in fiscal year 2006, we have reorganized our external personnel reporting. Effective January 1, 2006, employees are stated as full-time equivalents (FTEs). Employees working part-time are proportionately considered according to their individually contracted work time.

EMPLOYEES BY FUNCTION 2005			SCHERING AG GROUP
(close of year)	2005*	2005	2004**
Production	7,286	7,511	8,176
Marketing and Sales	8,866	8,951	8,596
Research and Development	4,052	4,179	4,434
Administration	3,920	4,017	4,387
Total	24,124	24,658	25,593

*   Starting in 2006, the reporting will be changed to full-time equivalents (FTEs). Part-time employees will be considered according to their contracted work time. The figures for 2005 are reported here for reasons of comparability.

**  The previous year’s figures have been adjusted according to the reallocation of individual organizational units.

EMPLOYEES BY REGION 2005			SCHERING AG GROUP
(close of year)	2005*	2005	2004**
Schering AG	7,023	7,404	7,818
Europe Region	6,879	6,961	7,413
United States Region	3,873	3,890	3,747
Japan Region	1,232	1,235	1,464
Latin America/Canada Region	2,369	2,386	2,420
Asia/Pacific Region	1,590	1,618	1,444
Other employees	1,158	1,164	1,287
Total	24,124	24,658	25,593

*   Starting in 2006, the reporting will be changed to full-time equivalents (FTEs). Part-time employees will be considered according to their contracted work time. The figures for 2005 are reported here for reasons of comparability.

**  Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group are allocated to Other employees. The previous year’s figures have been adjusted accordingly.

Global Performance System

In 2005, we developed a Global Performance System (GPS) which will be applied to all Executives of the Schering AG Group. The purpose of the GPS is to foster Schering’s performance culture through globally consistent standards on goal setting and appraisal and an incentive scheme which links bonus payments closely to business success and individual performance. The GPS fosters an alignment concerning the efforts and comparable evaluation of all managers throughout the organization.

The key benefits of the GPS for the managers are a clear orientation on expectations and priorities, a precise feedback on individual performance based on a rating scale, an integrated leadership feedback which serves as a basis for targeted development activities, and a performance driven bonus model which ensures that pay-out largely depends on the own contribution to the company’s success.

PERSONNEL COSTS		SCHERING AG GROUP
€m	2005	2004
Wages and salaries	1,275	1,243
Social security and support payments	233	231
Pensions*	75	76
Total	1,583	1,550
* Previous year’s figures adjusted (IAS 19 amended)

Quality, Environmental Protection and Safety

High standards for quality, environmental protection and safety are critical success factors for Schering AG. The Company’s policy in this area is characterized by stability and continuity. We adhere to the concept of Sustainable Development that meets the needs of the present without compromising the ability of future generations to meet their own needs. Therefore, our goal is to recognize today the economic, ecological and social requirements of tomorrow. In this way, we intend to lay the foundations for our corporate responsibility and a competitive future business.

To put the ecological components of sustainable development into practice, Schering AG is taking part in the chemical industry’s global “Responsible Care” initiative with a voluntary program. The current program focuses on the areas of occupational safety, environmental protection, plant safety, and dialog as well as additional measures for implementing our Code of Business Conduct and Ethics.

We focus on the following issues:
—	Reducing the number of accidents
—	Reducing the relative use of energy and relative CO2 emissions
—	Implementing a key indicator system to assess safety, health, and environmental protection issues
—	Implementing a management information system for the supply chain
—	Enhancing awareness of ethical and ecological aspects
—	Continuing our work on the subject of pharmaceuticals in the environment

The Integrated Management System (IMS) for quality, environmental protection and safety is designed to ensure the implementation of and compliance with our own high standards. The Group-wide IMS describes all relevant requirements resulting from internal quality, environmental protection and safety standards. It takes into account not only international standards such as ISO 9001 (for quality) and ISO 14001 (for environmental protection), but also national requirements and site-specific issues. The IMS also covers the statutory requirements for drug safety and international Good Manufacturing Practice.

To guarantee these high standards in our production facilities worldwide, we perform regular audits on quality, environmental protection and safety. This systematic, documented review of the management systems in our organizational units enforces compliance with internal and statutory requirements for quality, environmental protection and safety.

At certain sites we are responsible for cleaning up the contamination caused by the release or disposal of pollutants from former operations. In some cases, this liability is shared with other parties who are likewise responsible for the contamination, or their legal successors.

We have spent substantial amounts on environmental protection and safety measures up to now, and anticipate to spend similar sums in 2006 and subsequent years.

In 2005, our operating and maintenance costs in the field of environmental protection and safety totaled €65m (2004: €74m). Our capital expenditure on environmental protection projects and other ecologically beneficial projects totaled €5m (2004: €4m).

We estimate that our annual operating and maintenance costs for safety and environmental measures will stay between €65m and €70m annually by 2010. We expect capital expenditure on environmental projects and other ecologically beneficial projects to be between €4m and €10m annually over the same period.

Economic Position of Schering AG

SELECTED FINANCIAL DATA		SCHERING AG
€m	2005	2004	2003	2002	2001
Net sales	2,581	2,402	2,338	2,280	2,179
Operating profit	403	381	302	186	297
Profit for the period	382	221	442	432	201
Transfer to retained earnings	153	30	264	249	37
Dividend volume	233*	190	178	180	164
Dividend per share (€)	1.20	1.00	0.93	0.93	0.83
* based on the dividend proposal of €1.20 per share less the portion relating to treasury shares that do not carry dividend rights

Overview

Schering AG is the ultimate parent company of the Schering AG Group with its principal executive office in Berlin, Germany. The Executive Board of Schering AG is also the executive body of the Schering AG Group.

The management functions in the areas of production, marketing and selling, and research and development as well as typical administration functions of the Group are located at Schering AG.

The business of Schering AG is characterized by close supply relations with other companies of the Schering AG Group. Approximately 87% of the net sales of Schering AG refer to sales to subsidiaries.

Marketing and distribution in Germany is performed by subsidiaries of Schering Deutschland Holding AG, whereas abroad, most of these activities are performed by Group companies located outside Germany.

More than two thirds of the Group’s research and development expenses are generated by Schering AG. This includes reimbursements of research expenses incurred by subsidiaries.

Many Group companies have entered into intercompany deposit and cash pooling agreements with Schering AG. Major German Group companies entered into profit transfer agreements with Schering AG enabling the immediate assignment of results to Schering AG.

As a consequence of the close economic relationship of Schering AG with its subsidiaries, it is not possible to present the economic position of Schering AG without analyzing the economic position of the Schering AG Group as a whole. Therefore, we refer to the comments on performance, liquidity and capital resources, and financial position of the Schering AG Group contained elsewhere in this combined management report.

The following statements refer to the statutory financial statements of Schering AG. These statements have been prepared in accordance with the German Commercial Code (Handelsgesetzbuch) whereas the consolidated financial statements of the Schering AG Group have been prepared in accordance with IFRSs.

Performance

In 2005, Schering AG achieved net sales of €2,581m representing an increase of 7% compared with 2004. Cost of sales increased by 5% to €981m. The total of marketing and selling costs, engineering and administration costs, and research and development costs rose by 8% to €1,373m compared with the previous year. The net of Other operating income and expenses decreased by €13m to €176m mainly due to a lower result from currency hedging and valuation of positions in foreign currencies. This effect was partly offset by a gain from the reversal of provisions after a settlement on claims related to the sale of our interest in Aventis CropScience in 2002. In total, operating profit increased by 6% to €403m.

The financial result improved by €29m to €50m, with higher profit transfers from subsidiaries partly offset by a lower interest result. Income taxes were €71m, benefiting from tax-free gains.

Net profit was €382m in 2005 which compares with a net profit of €221m in 2004.

Financial Position

Total assets of Schering AG increased by 11% to €5,344m compared with the previous year. Fixed assets amounted to €2,306m, in particular as a result of a decrease in intangible assets due to amortization. Current assets rose 23% to €3,038m because of higher liquid funds and marketable securities.

The total of equity and special tax-allowable reserves amounted to €1,971m at December 31, 2005, representing an increase of 10% compared with December 31, 2004. In 2005, an amount of €153m was transferred to retained earnings. Provisions and liabilities increased by 11% to €3,373m.

Liquidity and capital resources

The net cash position – liquid funds, marketable securities without treasury shares, less borrowings – increased by 60% to €1,295m. A significant portion of the net cash position is assigned to the Schering Altersversorgung Treuhand Verein for the funding of the pension obligations of Schering AG. In the consolidated financial statements, these funds are offset against the respective pension obligations.

FINANCIAL STATEMENTS OF SCHERING AG (condensed)

€m
Income statement	2005	2004
Net sales	2,581	2,402
Cost of sales	– 981	– 938
Cost of marketing/selling, administration, research	– 1,373	– 1,272
Other operating income and expenses	176	189
Operating profit	403	381

Financial result	50	21
Extraordinary result	—	– 61
Income taxes	– 71	– 120
Profit for the period	382	221
Profit brought forward	4	3
Transfer to retained earnings	– 153	– 30
Unappropriated profit	233	194

Balance sheet	December 31, 2005	December 31, 2004
Intangible assets	167	184
Property, plant and equipment	498	514
Financial assets	1,641	1,649
Fixed assets	2,306	2,347

Inventories	642	730
Receivables and other assets	708	578
Marketable securities, cash and cash equivalents	1,688	1,166
Other current and non-current assets	3,038	2,474
Total assets	5,344	4,821

Net equity	1,799	1,607
Special tax-allowable reserves	172	183
Provisions	1,771	1,821
Liabilities	1,602	1,210
Total equity and liabilities	5,344	4,821

The Financial Statements of Schering AG, audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are published in the Federal Journal and filed with the Commercial Register of the Amtsgericht Charlottenburg, Berlin, Germany.

Proposal for the Appropriation of Profits

In 2005, Schering AG distributed a dividend of €1.00 per share for fiscal year 2004. For fiscal year 2005, the Executive Board will propose to the Annual General Meeting on April 19, 2006, to distribute a dividend of €1.20 per share from the unappropriated profit of €233m. The amount of unappropriated profit relating to treasury shares will be carried forward to new account.

Report on Post-Balance Sheet Date Events

On February 22, 2006, an agreement was signed to transfer Schering’s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and Institut National des Radioéléments (IRE). Closing of the transaction is expected within the first half of 2006. The transaction will have a negative one-time effect of approximately €50m on Schering’s operating profit for fiscal year 2006.

On February 24, 2006, Schering AG exercised its right under its Betaseron® supply agreement with Chiron Corporation to purchase all of the items of property used in the manufacture for Schering of Betaseron® products from Chiron and thus will terminate its supply relationship with Chiron. The terms of the transaction have not yet been fixed, therefore no statement can be made on the financial impact of this transaction.

On February 27, 2006, an agreement was signed to transfer Schering’s fifty percent interest in the German distributor ALK-Scherax Arzneimittel GmbH to the Danish partner ALK-Abelló A/S. The activities of ALK-Scherax are not part of Schering’s core business. Closing of the transaction is expected within the first quarter of 2006. The transaction will have a positive one-time effect of approximately €35m on Schering’s operating profit for fiscal year 2006.

POTENTIAL RISKS

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could affect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission (SEC). The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Consolidated Financial Statements of Schering AG

Report by the Executive Board

Consolidated Financial Statements

The Executive Board of Schering AG is responsible for the preparation of the consolidated financial statements as well as for the information contained in the combined management report for the Group and for Schering AG. The consolidated financial statements for 2005 were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). The combined management report complies with the requirements of the German Commercial Code (Handelsgesetzbuch) and the German Accounting Standard No. 15.

The reliability of the consolidated financial statements and the combined management report is ensured by uniform accounting and reporting policies throughout the Group, the use of reliable software, the selection and training of qualified staff, the internal control systems described below, and regular reviews by our Corporate Audit function.

A risk management system, comprising a number of tried and tested internal control systems, enables the Executive Board to identify potential risks to our assets and changes in the economic performance of Group companies at an early stage, and to take appropriate countermeasures.

Disclosure Controls and Procedures (Sec. 302 of the Sarbanes-Oxley Act)

As of December 31, 2005, Schering conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported timely.

Report on Internal Control Over Financial Reporting (Sec. 404 of the Sarbanes-Oxley Act)

Schering AG’s Executive Board is responsible for establishing and maintaining adequate internal control over financial reporting as of December 31, 2005. The Schering AG Group’s internal control system was designed to provide reasonable assurance to management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schering AG Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of December 31, 2005, Schering AG Group’s internal control over financial reporting is effective. Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2005 have been audited by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, an independent registered public accounting firm.

Annual Audit

Pursuant to a resolution adopted at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as independent auditors to audit the consolidated financial statements. The Audit Committee of the Supervisory Board and the Supervisory Board will examine the consolidated financial statements, the combined management report, and the audit report in detail together with the auditors. The results of these reviews are described in the Report of the Supervisory Board.

Berlin, Germany

February 14, 2006

Schering Aktiengesellschaft

The Executive Board

Erlen	Dorrepaal	Köstlin
Metternich	Rubin	Spiekerkötter

Report of Registered Independent Auditors

Consolidated financial statements and Management Report

We have audited the consolidated financial statements prepared by Schering Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of recognized income and expense and the cash flow statement and the notes to the consolidated financial statements together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and additional requirements of the German commercial law pursuant to section 315a (1) of the German Commercial Code (Handelsgesetzbuch) are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on whether the consolidated financial statements comply with International Financial Reporting Standards (IFRSs) and on the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 of the German Commercial Code and German generally accepted standards on Auditing promulgated by the Institute of Public Auditors in Germany (IDW), with the International Standards on Auditing (ISA) and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements, whether due to error or fraud, materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the management report are examined primarily on a test basis within the framework of the audit. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a (1) of the German Commercial Code and give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected equity as of December 31, 2005 and net profit for the period ended December 31, 2005 to the extent summarized in Notes (36) and (37) to the consolidated financial statements.

Internal Control over Financial Reporting

In addition we have audited management’s assessment of internal control over financial reporting, included in the Report by the Executive Board, that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Schering Aktiengesellschaft is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Schering Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria issued by COSO established in Internal Control – Integrated Framework. Also in our opinion, Schering Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria issued by COSO established in Internal Control – Integrated Framework.

Berlin, Germany

February 27, 2006

BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schumacher	Eckmann
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Income Statements of the Schering AG Group

€m
	Notes	2005	2004*
Net sales		5,308	4,907
Cost of sales		– 1,256	– 1,206
Gross profit		4,052	3,701
Costs of
marketing and selling		– 1,687	– 1,544
engineering and administration	(7)	– 522	– 522
research and development		– 982	– 918
Other operating income	(8)	432	362
Other operating expenses	(9)	– 365	– 311
Operating profit		928	768
Financial result	(10)	42	– 9
Profit before taxes		970	759
Income taxes	(11)	– 346	– 252
Profit for the period		624	507

Attributable to:
Net profit		619	504
Minority interest		5	3

Basic earnings per share (€)	(12)	3.26	2.64
Diluted earnings per share** (€)	(12)	3.26	2.63

*   previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

**  potential dilution from stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets of the Schering AG Group

€m
Assets	Notes	Dec. 31, 2005	Dec. 31, 2004*
Intangible assets	(14)	694	678
Property, plant and equipment	(15)	1,161	1,176
Marketable securities	(16)	237	233
Other financial assets	(17)	72	101
Deferred taxes		323	283
Other non-current assets		32	67
Non-current assets		2,519	2,538
Inventories	(18)	959	992
Trade receivables	(19)	1,237	1,106
Current tax receivables		131	119
Other receivables and other assets		188	177
Marketable securities	(16)	196	—
Cash and cash equivalents		776	785
		3,487	3,179
Assets classified as held for sale	(20)	97	—
Current assets		3,584	3,179
Total assets		6,103	5,717

Equity and Liabilities	Notes	Dec. 31, 2005	Dec. 31, 2004*
Issued capital**		194	194
Share premium account		334	334
Retained earnings		3,307	2,876
Other reserves		– 566	– 584
Treasury shares		– 4	– 4
Equity before minority interest	(21)	3,265	2,816
Minority interest		18	17
Total equity		3,283	2,833
Provisions for pensions and similar obligations	(22)	595	895
Other non-current provisions	(23)	305	485
Non-current borrowings		228	199
Other non-current liabilities	(24)	32	30
Non-current liabilities		1,160	1,609
Current provisions	(23)	863	713
Trade payables		375	304
Current borrowings		27	39
Other current liabilities	(24)	236	219
		1,501	1,275
Liabilities directly associated with assets classified as held for sale	(20)	159	—
Current liabilities		1,660	1,275
Total equity and liabilities		6,103	5,717

*   previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

**  Number of shares according to articles of association on Dec. 31, 2005: 194 million, thereof 4 million held as treasury shares;
Contingent capital: €15m [see Note (21)]

Consolidated Cash Flow Statements of the Schering AG Group

€m
	Notes	2005	2004*
Profit for the period		624	507
Depreciation, amortization and impairment expense		348	305
Other non-cash income and expense		– 52	2
Net gain/loss on disposal of non-current assets		– 40	– 9
Change in inventories and receivables		16	– 38
Change in provisions for pensions		– 22	– 5
Change in liabilities and current provisions		174	– 11
Cash flows from operating activities	(27)	1,048	751

Purchase of non-current assets		– 307	– 290
Proceeds from disposal of non-current assets		105	51
Purchase and sale of marketable securities		– 184	– 72
Cash flows used in investing activities	(28)	– 386	– 311

Dividend payments		– 193	– 180
Change in borrowings		12	130
Funding of Schering Pension Trust		– 450	—
Purchase of treasury shares		—	– 167
Cash flows used in financing activities		– 631	– 217

Net change in cash and cash equivalents		31	223
Effect of exchange-rate movements on cash and cash equivalents		14	– 4
Cash and cash equivalents as of January 1		785	566
Cash and cash equivalents as of December 31	(26)	830	785
thereof: cash and cash equivalents of the disposal group		54	—
* previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

Consolidated Statements of Recognized Income and Expense of the Schering AG Group

€m
	2005	2004*
Profit for the period	624	507
Derivative hedging instruments
Change in fair value	– 27	8
Realized gains/losses	3	– 10
Available-for-sale securities
Change in fair value	6	12
Realized gains/losses	1	3
Actuarial gains and losses on defined benefit pension plans	– 142	– 58
Currency translation adjustments	177	– 76
Net income recognized directly in equity	18	– 121
Total recognized income and expense for the period	642	386

Attributable to:
Shareholders of Schering AG	637	383
Minority interest	5	3
* previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

Notes to the Consolidated Financial Statements 2005

(A) BASIS OF PRESENTATION

(1) General principles/New accounting standards

The consolidated financial statements of Schering Aktiengesellschaft (Schering AG) have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) effective at the balance sheet date.

Since January 1, 2005, we have also applied the amendment to IAS 19 “Employee Benefits” entitled “Actuarial Gains and Losses, Group Plans and Disclosures” and eliminated actuarial gains and losses from defined benefit pension plans directly against equity. This procedure allows pension obligations to be presented in full in the balance sheet. The 2004 consolidated financial statements were restated in accordance with the transitional provision in the revised IAS 19. This change in accounting policy had the following effects on the 2005 consolidated financial statements (in brackets: restatements of the 2004 consolidated financial statements): Operating profit increased by €9m (€7m), net profit by €5m (€4m), and earnings per share (basic and diluted) by €0.03 (€0.02; due to rounding, earnings per share (basic) for 2004 rose from €2.61 to €2.64). As of December 31, 2005, provisions for pensions increased by €525m (December 31, 2004: €320m), equity fell by €330m (€193m), and deferred tax assets rose by €195m (€127m).

Since 2004, we have adopted the revised standards under the IASB’s Improvement Project as well as IFRS 2 “Share-based Payment” and IFRS 3 “Business Combinations”, and hence also IAS 36 “Impairment of Assets” (revised 2004) and IAS 38 “Intangible Assets” (revised 2004).

In April, June, and August 2005, the IASB published three amendments to IAS 39 “Financial Instruments” on hedge accounting, the application of the fair value option, and financial guarantees; these amendments are effective for fiscal years beginning on or after January 1, 2006. We do not expect these amendments to have material effects on the consolidated financial statements.

In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) published IFRIC Interpretation 4 “Determining Whether an Arrangement Contains a Lease”. IFRIC 4 addresses the issue of which contracts must be accounted for as leases in accordance with IAS 17 “Leases”. IFRIC 4 is effective for fiscal years beginning on or after January 1, 2006. We do not expect this interpretation to have material effects on the consolidated financial statements.

We do not expect other standards or interpretations that have been issued but are not yet effective to have an effect on the consolidated financial statements, as at present no transactions exist that are within the scope of these standards or interpretations.

(2) Companies included in the consolidated financial statements

In addition to Schering AG, the consolidated financial statements include all companies in which Schering AG controls a majority of shareholders’ voting rights.

34 domestic companies and 120 foreign companies are consolidated. A total of 10 companies were consolidated for the first time in 2005. 5 companies are no longer consolidated. Comparability with previous years is not affected by these changes.

Associates – investments where we have the ability to exercise significant influence – are accounted for using the equity method.

The list of the Group’s ownership interests and of the companies included in the consolidated financial statements according to section 313(2) of the German Commercial Code (Handelsgesetzbuch) is filed with the Commercial Register of the Charlottenburg Local Court (Amtsgericht Charlottenburg), Berlin.

Jenapharm GmbH & Co. KG and Schering GmbH und Co. Produktions KG, which are included in the consolidated financial statements of Schering AG, are exempted from the requirement to prepare notes and a management report accompanying their statutory financial statements.

(3) Consolidation principles

Investments in subsidiaries are consolidated by eliminating the Group’s costs against the fair value of the assets and liabilities acquired. Any excess of acquisition cost over the fair value of net assets acquired is recognized as goodwill. Any excess of the fair value of assets and liabilities acquired over acquisition cost is recognized in income after reassessment of the fair values of the assets and liabilities acquired. If less than 100% of shares are acquired, the cost of an investment is eliminated against the proportionate fair values of the assets and liabilities acquired. Minority interests are presented in equity in the amount of the residual fair values.

Differences contained in the carrying amounts of investments in associates are calculated using the same principles; where appropriate, the financial statements of associates are adjusted to the uniform Group accounting policies set out below.

Intercompany profits and losses, sales, income and expenses, and receivables and liabilities between consolidated companies are eliminated. Intercompany profits relating to associates are also eliminated in proportion to our ownership interest.

(4) Accounting policies

Intangible assets

Goodwill is recognized at cost less impairment losses if necessary. For business combinations realized until December 31, 2003, the carrying amount of goodwill as of that date is treated as acquisition cost.

Other intangible assets (in particular software, acquired product rights and acquired development projects) are measured at cost (internally developed software at the cost of conversion), less accumulated straight-line amortization upon availability for use. For acquired intangible assets, the criterion for recognition is always considered to be satisfied. Software has a useful life of 4 years, other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g., periods based on the life of a patent). Amortization of intangible assets is allocated to the expenses of the appropriate consuming functions.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation for normal wear and tear. In addition to direct costs, the cost of conversion of internally manufactured assets includes proportionate production overheads and depreciation. Grants by third parties reduce the cost of acquisition or conversion. Interest on third-party borrowings is not included in the cost of conversion. Repair costs are expensed as incurred. Obligations to restore a previous condition are included in the cost of acquisition or conversion and at the same time recognized as provision.

Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method. Movable assets used for the production of active substances and intermediate products are reduced by diminishing balance depreciation due to the specialized nature of the equipment and associated business risks.

Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts, until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net gain/loss on the disposal of assets (proceeds of disposal less residual carrying amounts) is charged to the income statement under Other operating income and Other operating expenses. Depreciation of property, plant and equipment is allocated to the expenses of the appropriate consuming functions.

Impairment of intangible assets and property, plant and equipment

If the carrying amount of an intangible asset or an item of property, plant and equipment calculated in accordance with these policies exceeds the recoverable amount at the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net proceeds of sale and the value in use determined by the present value of estimated future cash flows. Impairment losses are recorded in Other operating expenses.

Intangible assets not yet available for use and Goodwill are tested annually for impairment. Goodwill is tested for impairment by geographical segments, the primary reporting format for our segment reporting. Impairment reviews are also made for assets or groups of assets affected by events and circumstances warranting a review.

If the reasons for an impairment loss no longer apply, it is reversed. Gains from such reversals are recorded in Other operating income. Goodwill impairment is not reversed.

Impairment losses from initiated disposals

If the disposal of non-current assets, separately or together with other assets and directly associated liabilities in a single transaction (disposal group), has been initiated as of the balance sheet date, and the sale is expected to be completed within twelve months, depreciation of such non-current assets ceases. To the extent that the net carrying amount of assets classified as held for sale less associated liabilities exceeds their fair value less costs to sell, a corresponding impairment loss is recognized for the non-current assets.

Marketable securities and Other financial assets

Investments in companies where we can exercise significant influence are carried as Investments in associates. Investments in companies that we expect to hold for the long term without having significant influence are carried as Other investments. Investments in companies, shares in equity and bond funds, and interest-bearing securities are carried as Marketable securities.

Investments in associates are accounted for using the equity method, and are therefore carried at cost, plus or minus goodwill impairments, profit distributions, and our share of the retained profits or losses of the company concerned. Income or expenses recorded directly in equity are recognized proportionately.

Other investments and marketable securities are classified as “available for sale” and thus recognized at their fair values. Unrealized gains and losses resulting from changes in fair value are recognized net of deferred taxes directly in a separate account in equity. Changes in fair value are recognized in income if the financial asset is disposed of or is determined to be impaired. Increases in fair value of equity instruments are always recognized directly in equity, even if an impairment was previously recognized in the income statement.

Loans are measured at amortized cost; interest-free and low-interest loans are recognized at their net present value.

Inventories

Inventories are recognized at the lower of cost, which is determined using the weighted average cost method, or net realizable value. The costs of conversion include direct costs, production overheads and depreciation. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Expenses relating to unutilized capacity are included in the income statement under Cost of sales. Write-downs are recognized where the cost of inventories exceeds the expected net proceeds from disposal.

Trade receivables

Trade receivables are recognized net of an allowance for doubtful accounts.

Provisions for defined benefit pension plans

Provisions for defined benefit pension plans are calculated using the projected unit credit method and reflect future expected increases in salaries and pensions. The following assumptions were used in the calculation:

Assumptions	German plans		Other plans*
	2005	2004	2005	2004
Discount rate	4.25%	5.0%	3.6%	3.7%
Increase in salaries	2.5%	2.5%	2.4%	2.9%
Increase in pensions	1.5%	1.25%	0.7%	0.5%
* weighted average of the individual plans

The defined benefit obligation for German plans is based on Prof. Dr. Klaus Heubeck’s 2005 G mortality tables.

Assumptions for defined benefit pension plans outside Germany are based on the respective local conditions.

Provisions for pensions in the balance sheet are calculated as the balance of the projected benefit obligation less the fair value of plan assets at the balance sheet date. Actuarial gains and losses are recognized after consideration of deferred taxes in a separate account in equity.

The current service cost is calculated based on the development of the projected benefit obligation.

Obligations relating to share-based payments (stock option plans and employee share programs)

Costs for stock option plans are expensed with the exception of costs for the LTI plans 2001/I “Key Managers” and 2001/II “Key Managers”. All stock option plans are described in Note (33).

At the time the commitment is made to issue shares to staff at a discount, the difference between the fair value and the issue price of the shares is recorded as an expense and a corresponding amount is transferred to retained earnings.

Other provisions

Other provisions are recognized when it is probable that a liability has been incurred and the amount can be reliably estimated. Non-current provisions are reported at their discounted value.

Deferred taxes

Deferred taxes are recognized for temporary differences between the carrying amount of assets or liabilities in the financial statements and their associated tax bases. Deferred taxes relating to consolidation adjustments and tax loss carryforwards are calculated according to the same principle. The recognition of deferred taxes is based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Derivative financial instruments

Derivative financial instruments are measured at fair value. Deferred gains and losses resulting from the hedging of anticipated cash flows are recognized net of deferred taxes directly in a separate account in equity. Gains and losses are only recognized in the income statement after the hedged underlying transactions have been realized.

The management of financial risks (in particular currency risks) using derivative financial instruments is described in Note (29).

Commitments and contingencies

Commitments and contingencies are not recognized in the balance sheet. Unrecognized commitments and contingencies as of December 31, 2005, are explained in Note (30).

Revenue recognition

Revenue from the sale of products is recognized when shipment has occurred, title passes to our customer, the price is fixed or determinable, and collectibility is reasonably assured.

Revenues are recorded net of applicable allowances for product returns, rebates and discounts as well as amounts collected on behalf of third parties, such as sales taxes, and goods and services taxes. Management makes estimates of the reductions of gross revenue and recognizes provisions for expected product returns, rebates and discounts. Such provisions are regularly reviewed by management and adjusted for changes in facts and circumstances, as appropriate. Historically such adjustments have not been significant. Also, we do not expect significant variations of these provisions in the future.

(5) Management judgments and key sources of estimation uncertainty

Management judgments in the application of accounting policies

Provided that certain criteria are met, development costs are capitalized as intangible assets. Amongst others, it must be probable that the development project will generate future economic benefits. In our opinion, sufficient probability that future economic benefits will be generated in the development of pharmaceutical products only arises once regulatory approval for a development project has been granted. Consequently all development costs for pharmaceutical products incurred up to the time of approval are expensed immediately. For acquired development projects, however, the criterion for recognition is always considered to be satisfied. They are recognized as intangible assets [see Note (4)].

Key sources of estimation uncertainty in the application of accounting policies

Preparation of the consolidated financial statements in accordance with IFRSs requires management to make estimates and assumptions affecting recognition and measurement in the consolidated balance sheet and income statement, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. In particular, estimates are required when:

—	measuring provisions for sales allowances for expected product returns as well as for rebates and discounts,
—	assessing the need for and measurement of impairment losses,
—	accounting for pension obligations,
—	recognizing and measuring provisions for tax, environmental, warranty, and litigation risks, and for restructurings,
—	determining inventory write-downs,
—	assessing the extent to which deferred tax assets will be realized.

Depending on the specific local situation, we accept product returns within a certain period before and after product expiry dates. The amount of the provisions required for product returns is estimated on the basis of historical data and additional information, such as the amount of inventories held by wholesalers. In 2005, product returns amounted to less than 1% of gross sales (2004: less than 1%). In addition, we have reached agreements on the granting of rebates with healthcare organizations and other customers, such as the Medicaid program in the United States. In some European countries, our business is subject to certain legislatively mandated rebates. Provisions for rebates are recognized on the basis of past rebate payments and the estimated share of sales that fall within the rebate regulations. In 2005, rebates totaled less than 4% of gross sales (2004: less than 4%). We also grant discounts for fast payment in certain countries. In 2005, discounts amounted to less than 1% of gross sales (2004: less than 1%).

Goodwill is tested annually for impairment by geographical segment on the basis of our operational three-year planning and assuming segment-specific growth rates for the years thereafter. Goodwill, which amounts to €377m, is mainly assigned to the Europe Region and the United States Region. The basic assumptions of the impairment test performed in 2005 were as follows:

	Discount rate (pre-tax)	Annual growth rate*
Europe Region	13.5%	2%
United States Region	14.25%	4%
* after the end of the three-year planning period

A decrease in the growth rates by one percentage point would reduce the estimated fair value of the segments by a total of approximately €700m. No impairment losses on the goodwill allocated would be required in any of the segments. An increase in the discount rate by two percentage points would reduce the estimated fair value of the segments by a total of approximately €1,700m. No impairment losses on the goodwill allocated would be required in any of the segments.

Obligations from the defined benefit pension plans and the pension costs for the following year are calculated on the basis of the assumptions given in Note (4). An increase or decrease of the discount rate by 0.5 percentage points would reduce the pension obligation by €155m or increase it by €175m. An increase or decrease in the salary trend by 0.5 percentage points would increase the defined benefit obligation by €107m or reduce it by €94m. An increase or decrease in the expected return on plan assets of 0.5 percentage points would decrease or increase the net periodic pension costs by €9m.

Other provisions are recognized and measured by reference to an estimate of the probability of the future outflow of benefits as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Inventories are written down to the expected net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale). The actual selling prices and the costs still to be incurred may differ from the expected amounts.

Deferred tax assets are only recognized to the extent that their realization is probable, i.e., if a tax benefit is expected in future periods. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

(6) Currency translation

The Group companies prepare their financial statements in the currency of the primary economic environment in which they operate (functional currency). Foreign currency transactions are translated into the relevant functional currency at the time of the transaction. Exchange differences arising on the settlement of foreign currency items during the period and from the measurement of unsettled foreign currency items using the closing rate on the balance sheet date are recognized in income.

The financial statements of Group companies located outside the euro zone are converted to the Group presentation currency (the euro) as follows:

—	The assets and liabilities of Group companies, as well as the Group’s share of the equity of foreign associates, are translated at the closing rate on the balance sheet date.
—	Income and expenses are translated at the annual average rate.
—	Exchange differences are recognized directly in a separate account in equity.

Goodwill arising on the acquisition of an entity located outside the euro zone, and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such an entity, are treated as assets and liabilities of that entity and translated at the closing rate on the balance sheet date.

Currencies that are of particular importance to the Group have experienced the exchange rate fluctuations shown below:

	Closing rate (basis €1)		Annual average rate (basis €1)
	2005	2004	2005	2004
U.S. dollar	1.18	1.36	1.24	1.24
Pound sterling	0.69	0.71	0.68	0.68
Brazilian real	2.74	3.62	2.97	3.64
Japanese yen	138.90	139.65	136.85	134.04

(B) INCOME STATEMENT DISCLOSURES

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(7) Engineering and administration costs

Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not allocated internally to the consuming functions), training, and general administration, such as human resources, purchasing, controlling, and accounting.

(8) Other operating income

	2005	2004
Income from foreign currency hedges and monetary transactions	93	98
License and commission income	46	42
Income from providing services to third parties	58	44
Reversal of provisions after settlement of claims relating to the sale of Aventis CropScience	88	—
Reversal of other provisions	33	62
Miscellaneous	114	116
	432	362

Income from providing services to third parties relates to fees from third parties for the supply of technical infrastructure as well as to income from other services provided to third parties. The related expenses are included in Other operating expenses.

In 2004, reversal of other provisions included €25m relating to the sale of the Industrial Chemicals and Natural Substances division in 1992. The warranty assumed in relation to the sale expired in 2004.

(9) Other operating expenses

	2005	2004
Expenses from foreign currency hedges and monetary transactions	94	80
Costs of providing services to third parties	50	40
Expenses related to the FOCUS Initiative	59	41
Expenses related to the initiated disposal of the radiopharmaceuticals business	54	—
Miscellaneous	108	150
	365	311

The net amount of Income and Expenses from foreign currency hedges and monetary transactions includes losses of €13m (2004: gains of €17m) from cash flow hedges.

Expenses related to the FOCUS Initiative comprise expenses incurred in the context of our comprehensive program for the realignment of the Group’s strategic orientation and the improvement of efficiency. In 2005, these expenses related mostly to the reorganization of our manufacturing network. The largest single item was an impairment charge of €25m resulting from the sale of a production site in France.

Expenses related to the initiated disposal of the radiopharmaceuticals business comprise impairment charges. Additional disclosure on this transaction as well as on the assets classified as held for sale and the associated liabilities is contained in Note (20).

In 2004, the Miscellaneous item contained expenses of €31m resulting from changes to the pension plans of our Japanese subsidiary.

(10) Financial result

	2005	2004
Result from investments
Result from investments in associates	4	10
Disposal of investments	43	5
	47	15
Interest result
Income from other securities and long-term loans	2	2
Other interest and similar income	43	23
Other interest and similar expenses	– 15	– 11
Net interest income	30	14
Interest component of additions to provisions for pensions	– 26	– 29
	4	– 15
Other financial result
Write-downs on loans and marketable securities	– 13	– 11
Other financial income	9	5
Other financial expenses	– 5	– 3
	– 9	– 9
Financial result	42	– 9

Disposal of investments includes a gain of €43m resulting from the sale of our 25% interest in the German company medac GmbH.

Other financial income and Other financial expenses include gains and losses from the sale of marketable securities, and gains and losses from interest-rate derivative transactions.

(11) Income taxes

Allocation of profit before taxes
	2005	2004
Germany	537	377
Outside Germany	433	382
Total	970	759

Allocation of income taxes
	2005	2004
Germany	156	134
Outside Germany	190	118
Total	346	252

The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG of 39.1% (2004: 39.1%) to tax expenses at the effective tax rate is as follows:

	2005	2004
Profit before taxes	970	759

Notional tax expenses (at the statutory rate applicable to Schering AG)	– 380	– 297
Tax effect of non-deductible expenses and tax-free receipts	20	5
Prior-period taxes	– 7	21
Tax effect of recognizing income from associates net of tax	1	4
Effects of lower tax rates abroad	20	15
Income taxes	– 346	– 252
Effective tax rate	35.7%	33.2%

Current tax expenses	– 294	– 231
Deferred tax expenses	– 52	– 21
Income taxes	– 346	– 252

In 2005, the tax effect of non-deductible expenses and tax-free receipts included tax-free income of €78m in Germany from the reversal of provisions for third-party claims from the sale of Aventis CropScience in 2002 and non-deductible expenses of €54m outside Germany from the initiated disposal of our radiopharmaceuticals business.

The prior-period taxes in 2004 resulted from the reversal of a tax provision after completion of a tax audit at a group company.

The utilization of tax loss carryforwards reduced tax expenses in 2005 by €1m (2004: €1m). Deferred tax assets of €12m relating to tax loss carryforwards were recognized as of December 31, 2005 (December 31, 2004: €15m) while unrecognized tax loss carryforwards totaled €28m (December 31, 2004: €20m). Of these amounts, €15m have no expiration date, while the remainder expires within 20 years.

The deferred tax assets and liabilities relate to the following balance sheet items:

	2005		2004
	Assets	Liabilities	Assets	Liabilities
Intangible assets	1	11	33	5
Property, plant and equipment	– 108	1	– 116	0
Inventories	113	1	89	6
Provisions for pensions	228	0	171	– 1
Other provisions	85	– 4	69	– 2
Other	4	4	37	8
	323	13	283	16

The Other item includes deferred tax assets relating to tax loss carryforwards plus deferred tax assets and deferred tax liabilities of €7m each (2004: deferred tax liabilities of €12m) that relate to items credited directly to equity. Deferred tax liabilities have been offset against deferred tax assets.

Deferred taxes on provisions for pensions include deferred taxes of €211m (2004: €139m) on actuarial losses recognized directly in equity.

Deferred taxes on property, plant and equipment relate principally to lower tax bases resulting from special tax allowances for assets in certain regions of Germany.

In the reporting period, deferred tax liabilities were not recognized for undistributed profits of foreign subsidiaries amounting to €1.5bn (2004: €1.6bn) because management considers such amounts to be permanently reinvested in the countries concerned. If deferred tax liabilities were recognized for these profits, the calculation of these liabilities would be based on the German taxation of the 5% portion of the dividend considered as non-deductible expense, and, if applicable, the withholding tax rate in the respective country.

(12) Earnings per share

Basic earnings per share are calculated by dividing net profit by the weighted average number of shares outstanding.

	2005	2004
Net profit (€m)	619	504
Weighted average number of shares outstanding	189,987,288	191,209,851
Basic earnings per share (€)	3.26	2.64

To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted for all potential dilutive shares. Certain of the Group’s stock option plans represent such a potential dilution. Exercise of the options granted under these plans depends on certain performance criteria relating to the Schering AG share price that are defined in the stock option plans [see Note (33)].

	2005	2004
Net profit (€m)	619	504
Weighted average number of shares outstanding	189,987,288	191,209,851
Adjustment for potential dilutive shares	179,347	254,541
Weighted average number of shares (including potential dilutive shares)	190,166,635	191,464,392
Diluted earnings per share (€)	3.26	2.63

In principle, the terms of the stock option plans entitle Schering AG to settle claims relating to the exercise of option rights in the form of cash payments instead of issuing shares.

(13) Personnel costs/Employees

		2005	2004
Personnel costs
Wages and salaries		1,275	1,243
Social security and support payments		233	231
		1,508	1,474
Pensions*		75	76
Total		1,583	1,550
* Previous year’s figure adjusted (IAS 19 amended)

	2005 (FTE*)	2005	2004
Number of employees by Function (annual average)
Production**	7,646	7,826	8,465
Marketing and selling	8,682	8,757	8,673
Research and development	4,158	4,287	4,520
Administration**	4,074	4,167	4,473
	24,560	25,037	26,131

Number of employees by Region*** (annual average)
Schering AG	7,179	7,512	8,031
Europe Region	7,068	7,159	7,597
United States Region	3,793	3,809	3,665
Japan Region	1,363	1,368	1,514
Latin America/Canada Region	2,383	2,398	2,448
Asia/Pacific Region	1,548	1,559	1,511
Other employees	1,226	1,232	1,365
	24,560	25,037	26,131

*   From 2006 on, the reporting will be changed to full-time equivalents. Part-time employees will be considered according to their contracted working time. The figures for 2005 are reported here for reasons of comparability.

**  Previous year’s figures adjusted due to organizational shifts of certain units

*** Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group is allocated to Other employees. The previous year’s figures have been adjusted accordingly.

(C) BALANCE SHEET DISCLOSURES

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(14) Intangible assets

	Internally developed software	Patents, licences, trademarks and similar assets	Goodwill	Negative goodwill	Total
Cost
January 1, 2004	72	506	640	– 23	1,195
Change in consolidated companies	—	0	—	—	0
Additions	14	39	—	—	53
Disposals	0	– 13	– 275	23	– 265
Translation adjustments	0	– 7	– 9	—	– 16
December 31, 2004	86	525	356	—	967
Change in consolidated companies	—	0	—	—	0
Additions	7	73	1	—	81
Disposals	– 1	– 46	—	—	– 47
Translation adjustments	5	9	20	—	34
December 31, 2005	97	561	377	—	1,035

Accumulated amortization and impairments
January 1, 2004	18	193	274	– 13	472
Change in consolidated companies	—	0	—	—	0
Additions	16	65	—	—	81
Impairments	—	10	—	—	10
Disposals	0	– 8	– 274	13	– 269
Translation adjustments	– 1	– 4	—	—	– 5
December 31, 2004	33	256	—	—	289
Change in consolidated companies	—	0	—	—	0
Additions	19	62	—	—	81
Impairments	—	6	—	—	6
Disposals	0	– 43	—	—	– 43
Translation adjustments	3	5	—	—	8
December 31, 2005	55	286	—	—	341

Carrying amounts as of Dec. 31, 2004	53	269	356	—	678

Carrying amounts as of Dec. 31, 2005	42	275	377	—	694

Additions to patents, licenses, trademarks and similar assets include an amount of €20m for the development and marketing rights to the Phase-III project TOCOSOL® Paclitaxel.

We discontinued goodwill amortization as of January 1, 2004. As of that date, the accumulated amortization of €274m has been eliminated with a corresponding reduction in cost. The negative goodwill as of January 1, 2004 has been recognized in retained earnings. Goodwill of €273m is assigned to the Europe Region, goodwill of €81m to the United States Region and goodwill of €23m to the other Regions.

(15) Property, plant and equipment

	Land and buildings	Machinery and technical equipment	Other factory and office equipment	Construction in progress and advance payments	Total
Cost
January 1, 2004	1,283	1,344	770	73	3,470
Change in consolidated companies	– 1	– 1	0	—	– 2
Additions	22	44	62	84	212
Disposals	– 30	– 44	– 65	– 2	– 141
Transfers	26	29	14	– 69	—
Translation adjustments	– 17	– 7	– 11	– 4	– 39
December 31, 2004	1,283	1,365	770	82	3,500
Change in consolidated companies	0	– 1	0	0	– 1
Additions	12	43	58	95	208
Disposals	– 96	– 114	– 87	– 11	– 308
Transfers	22	15	17	– 54	—
Translation adjustments	41	22	27	7	97
December 31, 2005	1,262	1,330	785	119	3,496

Accumulated depreciation and impairments
January 1, 2004	711	1,001	545	—	2,257
Change in consolidated companies	0	0	0	—	0
Additions	41	71	73	—	185
Impairments	8	15	—	—	23
Disposals	– 21	– 41	– 58	—	– 120
Reversal of impairments	– 1	0	0	—	– 1
Translation adjustments	– 7	– 5	– 8	—	– 20
December 31, 2004	731	1,041	552	—	2,324
Change in consolidated companies	0	– 1	0	—	– 1
Additions	42	61	74	—	177
Impairments	40	24	4	11	79
Disposals	– 89	– 111	– 81	– 11	– 292
Reversal of impairments	—	0	0	—	0
Translation adjustments	15	13	20	—	48
December 31, 2005	739	1,027	569	—	2,335

Carrying amount as of Dec. 31, 2004	552	324	218	82	1,176

Carrying amount as of Dec. 31, 2005	523	303	216	119	1,161

Of the impairment charges in 2005, €47m relate to assets of our radiopharmaceuticals business. These assets have been classified as held for sale and have been transferred to the disposal group. The transfer is reported under disposals. In addition, an impairment charge of €25m relates to the sale of a production site in France.

(16) Marketable securities

Marketable securities are accounted for at fair value. Fair values as of December 31, 2005 included unrealized gains of €16m (December 31, 2004: €9m) that are recognized net of deferred taxes directly in equity. Marketable securities include bonds of €196m with a maturity of less than one year.

(17) Other financial assets

	2005	2004
Investments in associates	—	19
Other investments	46	28
Long-term loans	26	54
	72	101

Fair values of other investments include unrealized gains of €11m (2004: €10m) that were recognized directly in equity net of deferred taxes.

Long-term loans include €15m (December 31, 2004: €17m) relating to mortgage loans to employees.

(18) Inventories

	2005	2004
Raw materials and supplies	192	211
Work in process	416	441
Finished goods and goods for resale	344	337
Payments on account	7	3
	959	992

Write-downs of inventories in 2005 and 2004 were not material.

(19) Trade receivables

Trade receivables as of December 31, 2005 include €14m with a remaining term of more than one year (December 31, 2004: €13m). Allowances for doubtful accounts on trade receivables as of December 31, 2005 amounted to €26m (December 31, 2004: €29m).

(20) Assets classified as held for sale, associated liabilities

In the context of the Group’s focusing on its core competencies, the Executive Board of Schering AG initiated the disposal of the radiopharmaceuticals business, which is integrated in the geographic segments, in December 2005. On February 22, 2006, an agreement was signed to transfer Schering’s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioéléments (IRE). Closing of the transaction is expected within the first half of 2006.

The carrying amounts of assets and liabilities of the disposal group at the balance sheet date are composed of as follows:

Dec. 31, 2005
Receivables and other assets	43
Cash and cash equivalents	54
97
Provisions*	– 121
Other liabilities	– 38
– 159
Net carrying amount of assets classified as held for sale and associated liabilities	– 62
* Actuarial losses of €9m relating to defined benefit obligations were recorded directly in equity

In this context, an expense of €54m has been recognized under Other operating expenses. This expense consists of impairment charges on property, plant and equipment of €47m, on intangible assets of €4m and on financial assets of €3m.

(21) Equity before minority interest

				Other reserves
	Issued capital	Share premium account	Retained earnings	Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities	Actuarial gains and losses on defined benefit pension plans	Total	Treasury shares	Equity before minority interest
January 1, 2004 (as reported in 2004)	194	334	2,689	– 327	15	1	—	– 311	—	2,906
Retroactive adoption of IAS 19 (revised 2004) in 2005*	—	—	13	—	—	—	– 152	– 152	—	– 139
January 1, 2004 (restated in 2005)	194	334	2,702	– 327	15	1	– 152	– 463	—	2,767
Total recognized income and expense for the period**	—	—	504	– 76	– 2	15	– 58	– 121	—	383
Share-based payments	—	—	5	—	—	—	—	—	—	5
Dividend payments**	—	—	– 178	—	—	—	—	—	—	– 178
First-time application of IFRS 3 “Business combinations”	—	—	10	—	—	—	—	—	—	10
Purchase of treasury shares	—	—	– 163	—	—	—	—	—	– 4	– 167
Purchase of treasury shares and issue to employees	—	—	– 4	—	—	—	—	—	—	– 4
December 31, 2004	194	334	2,876	– 403	13	16	– 210	– 584	– 4	2,816
Total recognized income and expense for the period**	—	—	619	177	– 24	7	– 142	18	—	637
Share-based payments	—	—	7	—	—	—	—	—	—	7
Dividend payments**	—	—	– 190	—	—	—	—	—	—	– 190
Purchase of treasury shares and issue to employees	—	—	– 5	—	—	—	—	—	—	– 5
December 31, 2005	194	334	3,307	– 226	– 11	23	– 352	– 566	– 4	3,265
* previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19 ** excluding minority interest

Issued capital

Issued capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares, with each share representing €1.00 of the issued capital.

The Executive Board is authorized to increase issued capital until April 15, 2009, with the approval of the Supervisory Board, on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in issued capital does not exceed a total amount of €97,000,000 and that the shareholders are granted preemptive rights. However, the Executive Board is authorized to issue shares while disapplying shareholders’ preemptive rights with the agreement of the Supervisory Board:

(a)

if the capital increase against cash consideration does not exceed a total amount of 10% of the issued capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board;or

(b)

if the capital increase is effected for the purpose of acquiring companies, equity interests, parts of companies, intellectual property rights, or other product rights against non-cash contributions; or

(c)	to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for the new shares; or
(d)	to the extent necessary to settle fractions.

The Executive Board is also authorized, with the approval of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The total nominal value of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a total of €10,000,000 of issued capital. Accordingly, the issued capital of Schering AG may be increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent increase in issued capital serves solely to exercise conversion rights and options.

Furthermore, the issued capital of Schering AG may be increased by up to €5,000,000 (Contingent Capital II). This contingent capital increase will only be implemented to the extent that holders of stock options issued before September 30, 2003, on the basis of the Annual General Meeting’s authorization of April 26, 2001, exercise their options and that their claims are not settled using treasury shares or cash payments.

Retained earnings

Retained earnings mainly comprise the accumulated Total recognized income and expense less the amount used for dividend payments and for the purchase of treasury shares.

In 2005, Schering AG distributed a dividend of €1.00 per share for fiscal year 2004, totaling €190m.

For fiscal year 2005, the Executive Board will propose to the General Meeting a dividend of €1.20 per share (totaling €233m less the portion relating to treasury shares not carrying dividend rights).

During the reporting period, Schering AG and other group companies purchased 267,152 treasury shares at an average price of €53.69 per share for the issuance of employee shares. The shares were offered to qualified employees at an average price of €27.33 per share.

During 2004, 4,000,000 shares were purchased for a total of €167m.

Treasury shares

Treasury shares comprise own shares held at the balance sheet date. On December 31, 2005 we held a total of 4,000,000 treasury shares.

The Executive Board is authorized to purchase treasury shares until September 30, 2006 for the purposes permitted under section 71(1) no. 8 of the German Stock Corporation Act (Aktiengesetz). In total, up to €15,000,000 in issued capital may be acquired under this authorization.

(22) Provisions for pensions and similar obligations

	2005	2004
Provisions for retirement benefit obligations in Germany	409	659
Provisions for retirement benefit obligations outside Germany	140	189
Provisions for similar obligations	46	47
	595	895

Pension benefits in Germany for employees joining until December 31, 2003 are primarily determined by years of service and average remuneration in the final five years prior to retirement. For employees joining after December 31, 2003, an employer-financed pension system has been introduced. Schering pays a monthly contribution into a fund established for this purpose which builds up retirement assets by purchasing securities. The level of pension benefits payable depends upon the retirement assets at the time of retirement. Since Schering guarantees that, at a minimum, the total amount of contributions paid in will be available as retirement assets at the time of retirement, this plan must also be accounted for as a defined benefit plan.

Defined benefit plans of Schering AG are funded to a substantial extent by a pension trust (Schering Altersversorgung Treuhand Verein). In 2005, a one-time payment of €450m has been transferred to this trust in addition to regular contributions. Defined benefit plans of foreign subsidiaries are generally funded. There are also defined contribution plans at several foreign subsidiaries.

We consider projected service costs, interest costs and the expected return on plan assets when calculating the net periodic pension costs for defined benefit plans. In the past, actuarial gains and losses were deferred and recognized as profit or loss in future periods in accordance with the so-called corridor approach. As of January 1, 2005, actuarial gains and losses are recognized directly in equity. This provides for the complete representation of pension liabilities in the balance sheet. The previous year’s figures were adjusted accordingly.

The measurement of the projected benefit obligation as of December 31 is based on the parameters and assumptions described in Note (4). These parameters are also applied in the following year in determining the pensions costs. Therefore, the calculation of pensions costs is based on the following assumptions:

Assumptions	German pension plans			Other pension plans*
	2006	2005	2004	2006	2005	2004
Discount rate	4.25%	5.0%	5.5%	3.6%	3.7%	4.5%
Increase in salaries	2.5%	2.5%	2.5%	2.4%	2.9%	3.7%
Increase in pensions	1.5%	1.25%	1.25%	0.7%	0.5%	0.8%
Expected return on plan assets	6.0%	7.0%	7.0%	4.9%	4.8%	5.4%
* weighted average of the individual plans

Changes in the projected benefit obligation (PBO) and the fair value of plan assets were as follows:

	German plans		Other plans
	2005	2004	2005	2004
Change in projected benefit obligation
PBO at beginning of year	1,563	1,414	389	376
Service cost	33	31	25	25
Interest cost	77	76	17	14
Gains from retroactive plan adjustments	—	—	—	– 15
Actuarial gains (–) and losses (+)	269	103	32	37
Benefits paid	– 69	–4	– 26	– 23
Contributions by plan participants	0	0	1	1
Transfer of obligations	1	3	5	– 11
Reclassification to disposal group	—	—	– 26	—
Translation adjustments	—	—	24	– 15
PBO at end of year	1,874	1,563	441	389

Change in plan assets
Fair value of plan assets at beginning of year	904	838	230	193
Expected return on plan assets	68	58	12	10
Difference between actual and expected return on plan assets	62	30	25	1
Employer contribution	23	18	40	34
Employer contribution (one-time)	450	—	—	31
Contributions by plan participants	0	0	1	1
Benefits paid	– 42	– 40	– 23	– 20
Translation adjustments	—	—	16	– 9
Transfer of assets	—	—	—	– 11
Fair value of plan assets at end of year	1,465	904	301	230

Funded status	409	659	140	159
Carrying amount	409	659	140	159
thereof provisions	409	659	140	189
thereof prepaid pension costs	—	—	—	30

An amount of €2,167m of the projected benefit obligation relates to pension plans that are fully or partly funded, and €148m relate to unfunded pension plans.

Net periodic pension costs of defined benefit plans and total pension costs were as follows:

	2005	2004
Service cost	58	56
Interest cost	94	90
Expected return on plan assets	– 80	– 68
Gains from retroactive plan adjustments	—	– 15
Losses from plan reductions	—	6
Net periodic pension costs of defined benefit plans*	72	69
Costs of defined contribution plans and other pension costs	29	67
Total pension costs*	101	136
* Previous year’s figures adjusted (IAS 19 amended)

The interest cost on unfunded pension obligations is reported in the Interest result [see Note (10)]. The other pension costs are charged as personnel costs to the costs of the operating functions [see Note (13)]. In 2004, one-time expenses and gains resulting from the changes to the pension plans in Japan have been included in Other operating expenses [see Note (9)].

The measurement date for the fair value of plan assets and the projected benefit obligation is December 31. The basis for the interest cost added back to discounted pension obligations is the projected benefit obligation on January 1. The basis for the expected return on plan assets is the fair value on January 1; contributions during the year are included ratably.

The portfolio structure of German plan assets at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of German plan assets
	Target structure	December 31, 2005	December 31, 2004
Equities	50%	51%	48%
Alternative investments	30%	17%	16%
Bonds	20%	23%	35%
Others	0%	9%	1%
	100%	100%	100%

The differences between the actual and target allocations are due to the fact that, as of the balance sheet date, not all of the planned investments after the additional contribution of €450m to the fund have been executed.

The use of derivatives is allowed; currency risks are fully hedged. The fund employs a risk management system to simulate worst-case scenarios for given portfolios on the basis of historical rates.

The expected rate of return of 6.0% is based on historical and expected future averages for risk premiums and returns for the asset classes concerned, which are cross-checked against market expectations issued by external sources. We consider the resulting assumptions to be realistic in the context of the long term investment horizon of the pension trust. Since its inception, the compounded average annual rate of return of the assets in our German pension trust was approximately 8.8% (2005: 12.9%; 2004: 10.5%).

The expected contributions to German plan assets in 2006 amount to €37m.

The portfolio structure of the other plan assets (plans outside Germany) at the balance sheet date and the target structure are as follows:

Asset class	Portfolio structure of other plan assets
	Target structure	December 31, 2005	December 31, 2004
Equities	60%	62%	64%
Bonds	40%	36%	34%
Others	0%	2%	2%
	100%	100%	100%

The expected average return on plan assets of 4.9% reflects in particular the very low returns currently expected for the plan assets in Japan. The actual return was 16% in 2005 and 6% in 2004.

The expected contributions to other plan assets in 2006 amount to €40m.

The projected benefit obligation, plan assets, funded status and actuarial losses recognized directly in equity developed in the past five years as follows:

	2005	2004	2003	2002	2001
Projected benefit obligation	2,315	1,952	1,790	1,654	1,618
Plan assets	1,766	1,134	1,031	912	514
Funded status	549	818	759	742	1,104
Actuarial losses recognized directly in equity on December 31	563	349	251	245	130

The following table contains the actuarial gains and losses in the projected benefit obligation during the period and the difference between the actual and expected return on plan assets for the past five years:

	2005	2004	2003	2002	2001
Actuarial gains (+) and losses (–)
German plans	– 269	– 103	– 22	17	– 88
Other plans	– 32	– 37	– 74	– 2	– 17
Total	– 301	– 140	– 96	15	– 105

Difference between actual and expected return on plan assets
German plans	62	30	78	– 104	4
Other plans	25	1	4	– 30	– 24
Total	87	31	82	– 134	– 20

The actuarial losses in the projected benefit obligation are predominantly due to the declining interest rate levels. As a result, the discount rate has been reduced from 6.5% to 4.25% for German obligations and from 5.5% to 3.6% for other obligations during the period shown.

The following table shows the benefits expected to be paid in the next five years as well as the aggregate expected payments during the five years thereafter (not discounted):

	2006	2007	2008	2009	2010	2011–2015
German plans	73	77	80	83	87	482
Other plans	21	20	22	23	25	134
Total	94	97	102	106	112	616

Of the above-mentioned payments, around 90% will be made from the plan assets.

(23) Other provisions

2005	January 1, 2005		Additions	Use	Reversals	Disposal Group	Translation adjustment	December 31, 2005
Provisions for	Current	Total						Total	Current
Current tax	269	269	202	– 106	– 13	0	21	373	373
Deferred tax liabilities	—	16	13	– 15	—	–2	1	13	—
Personnel costs	226	343	272	– 220	– 9	– 1	15	400	279
Third-party claims	16	274	6	– 25	– 89	—	6	172	13
Environmental liabilities	14	89	5	– 2	– 4	– 74	1	15	7
Restructuring	35	37	8	– 30	– 5	—	0	10	9
Other	153	170	154	– 125	– 11	– 16	13	185	182
	713	1,198	660	– 523	– 131	– 93	57	1,168	863

2004	January 1, 2004		Additions	Use	Reversals	Disposal Group	Translation adjustment	December 31, 2004
Provisions for	Current	Total						Total	Current
Current tax	249	249	129	– 86	– 22	—	– 1	269	269
Deferred tax liabilities	—	13	9	– 5	—	—	– 1	16	—
Personnel costs	225	328	251	– 223	– 6	—	– 7	343	226
Third-party claims	40	317	10	– 11	– 39	—	– 3	274	16
Environmental liabilities	11	77	16	– 2	– 2	—	0	89	14
Restructuring	11	20	28	– 10	– 1	—	0	37	35
Other	120	137	144	– 94	– 12	—	– 5	170	153
	656	1,141	587	– 431	– 82	—	– 17	1,198	713

Provisions for personnel costs include accrued vacation and holiday, bonuses, and jubilee benefits as well as early retirement benefits. Provisions for third-party claims include indemnities relating to the sale of investments and business activities as well as expected costs in relation to patent infringement litigation; the reversal of €89m mainly relates to a settlement reached in relation to the sale of our interest in Aventis CropScience in 2002. Provisions for environmental expenses include clean up obligations in Germany and the United States. Provisions for restructuring largely relate to severance obligations to employees.

(24) Liabilities

	2005		2004
	Current	Total	Current	Total
Taxes payable	56	56	51	51
Social security costs payable	31	31	35	35
Payable to employees	31	33	34	37
Miscellaneous	118	148	99	126
	236	268	219	249

(25) Total amount of collateralized loans

The total amount of collateralized loans as of December 31, 2005 (all collateralized by mortgages) was €3m (December 31, 2004: €3m).

(D) CASH FLOW STATEMENT DISCLOSURES

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(26) Cash and cash equivalents

Cash and cash equivalents comprise bank deposits and cash on hand.

(27) Cash flows from operating activities

Cash flows from operating activities comprise interest received of €38m (2004: €21m) and interest paid of €12m (2004: €8m). Payments of income taxes amounted to €201m (2004: €176m).

The net gain/loss on disposal of non-current assets in 2005 included a gain of €43m on the sale of our 25% interest in the German company medac GmbH.

(28) Cash flows used in investing activities

The increase in the proceeds from disposal of non-current assets compared to 2004 is mainly due to the sale of our 25% interest in the German company medac GmbH.

The amount disclosed under purchase and sale of marketable securities comprises purchases of €213m (2004: €152m) and sales of securities of €29m (2004: €80m).

(E) SUPPLEMENTAL DISCLOSURES

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(29) Derivative financial instruments

As we operate on a global basis, the Schering AG Group is exposed to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated operational transactions and from existing assets and liabilities, as well as to manage the interest-rate and price sensitivity of our investment portfolio.

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of trading, settlement and accounting as well as the supervision of and regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

	Notional amount		Fair value
	2005	2004	2005	2004
Currency hedging of anticipated cash flows
Currency forwards
Purchase	66	30	0	0
Sale	591	516	– 6	6
Options
Purchase	0	15	0	– 1
Sale	64	35	1	2

Currency hedging of assets and liabilities
Currency forwards
Purchase	625	288	8	– 5
Sale	200	243	– 1	2

Asset and liability management
Options
Purchase	166	167	39	44
Sale	7	0	– 2	0

Swaps
Purchase	161	8	3	2
Sale	150	0	– 1	0

Interest-rate futures
Purchase	19	23	0	0
Sale	6	0	0	0

The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated cash flows for the next 12 months on the other hand. Balance sheet items are generally hedged at 100%. The underlying exposure with respect to anticipated cash flows amounted to approximately €1.1bn as of December 31, 2005 (December 31, 2004: €0.9bn), of which 54% (December 31, 2004: 54%) was hedged at the balance sheet date. Yen and U.S. dollar amounts accounted for approximately 68% (December 31, 2004: 57%) of currency hedging.

The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the ECB reference rates, or on the application of established pricing models such as the Black-Scholes option pricing model. Changes in fair values are recognized in Other receivables and other assets and Other provisions.

In order to properly match gains and losses on hedging instruments, hedge gains and losses attributable to anticipated cash flows are deferred until the underlying hedged transaction is realized. Gains and losses on hedging instruments are recognized net of deferred tax directly in equity. They are reversed to income when the underlying hedged transactions are realized. These gains or losses are then recognized in Other operating income and expenses.

As of December 31, 2005, we recognized pre-tax losses of €19m (net of tax: €11m) resulting from 2005 hedging contracts directly in equity, since they are attributable to cash flows in 2006.

Likewise, in 2005 we recognized pre-tax gains of €22m (net of tax: €13m) resulting from 2004 hedging contracts in Other operating income and expenses, since these gains are attributable to cash flows realized in 2005.

Changes in fair values of the financial instruments used in currency hedging of existing assets and liabilities are recognized in Other operating income and expenses. These gains and losses correspond to gains and losses on the measurement of the hedged balance sheet items.

Changes in fair values relating to Schering AG call options that were acquired for the hedging of stock option plans are included in personnel costs.

Changes in fair values of derivatives used to manage interest-rate and price sensitivity are included in the Financial result.

At the balance sheet date, our net financial position based on cash and cash equivalents, marketable securities and borrowings amounted to €954m (December 31, 2004: €780m). The average lock-in period for fixed-income securities and fixed-rate deposits including financial derivatives was approximately 0.9 years (December 31, 2004: approximately 0.7 years).

The credit risk arising from derivative financial instruments corresponds to the positive fair values of these derivatives. In order to minimize credit risk from derivative financial instruments, these transactions are entered into only with prime-rated banks within fixed risk limits.

(30) Contingent liabilities and other financial commitments

	2005	2004
Contingent liabilities
Financial guarantees and warranties	29	28
	29	28
Other financial commitments
Liabilities under operating leases
due within 1 year	47	50
due in 1 to 5 years	86	101
due after 5 years	24	31
Authorized capital expenditure	240	240
	397	422

As of December 31, 2005, we had issued financial guarantees and warranties of €29m (December 31, 2004: €28m) relating to transactions arising from the normal course of business.

The Schering AG Group has entered into long term agreements with various third parties, under which the Group makes payments in connection with various research and development projects depending on the achievement of certain milestones or other specific conditions. In return, the Group acquires product rights or licenses to market the developed products, such as Leukine® and TOCOSOL® Paclitaxel. The estimated payments to these third parties, assuming the agreed milestones and other conditions are met, will be as follows:

2006	14
2007	63
2008	72
2009	43
2010	53
Thereafter	111
356

(31) Segment reporting

	Segment net sales	Internal net sales	External net sales	Change from last year	Segment performance	Change from last year	Production overhead/ variances	Research and development expenses
2005
Europe Region	3,442	986	2,456	+ 5%	1,192	+ 6%	– 136	– 475
United States Region	1,396	5	1,391	+ 14%	564	+ 17%	– 46	– 302
Japan Region	434	—	434	– 1%	164	+ 31%	– 13	– 75
Latin America/Canada Region	516	52	464	+ 19%	176	+ 13%	– 21	– 62
Asia/Pacific Region	258	9	249	+ 11%	102	+ 13%	– 20	– 47
Other Activities	397	83	314	+ 12%	87	+ 18%	– 28	– 21
thereof: Intendis*	228	5	223	+ 11%	42	+ 20%	—	– 16
Segment total	6,443	1,135	5,308	+ 8%	2,285	+ 11%	– 264	– 982
Other	—	—	—	—	– 1,357	+ 5%	264	982
Schering AG Group	6,443	1,135	5,308	+ 8%	928	+ 21%	—	—

2004**/***
Europe Region	3,279	930	2,349	+ 4%	1,129	+ 11%	– 128	– 437
United States Region	1,230	5	1,225	+ 3%	481	+ 14%	– 44	– 269
Japan Region	439	—	439	– 10%	125	– 37%	– 11	– 75
Latin America/Canada Region	441	52	389	+ 8%	156	+ 13%	– 18	– 58
Asia/Pacific Region	235	10	225	+ 10%	90	+ 11%	– 18	– 37
Other Activities	394	114	280	– 16%	74	– 20%	– 25	– 42
thereof: Intendis*	205	3	202	+ 4%	35	0%	—	– 35
Segment total	6,018	1,111	4,907	+ 2%	2,055	+ 5%	– 244	– 918
Other	—	—	—	—	– 1,287	+ 2%	244	918
Schering AG Group	6,018	1,111	4,907	+ 2%	768	+ 10%	—	—

*   Intendis’ net sales include net sales of the Intendis Group and net sales of other Group companies with dermatology products. Results are based on the external net sales of the Intendis Group and net sales of other Group companies with dermatology products.

**  Previous year’s figures adjusted due to the separate presentation of Intendis and a responsibility shift with regard to our foreign production sites

*** Previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

Our primary segment reporting format is geographic, based on the location of our customers. This reflects the regional management structure of our sales organization, our internal financial reporting system, and what we believe to be the predominant source of risks and returns in our business. Segment reporting is divided into five geographic segments. Other Activities are managed on a worldwide basis and are therefore presented separately. Other Activities mainly include our pharmaceutical chemicals business and our global dermatology business which, since January 1, 2005, is operated by a separate legal entity, Intendis GmbH.

Segment net sales include both sales to third parties (external net sales) and sales to group companies belonging to a different Region (internal net sales). Intersegment sales are determined on an arm’s length basis.

	Special items	Segment result	Change from last year	Depreciation	Impairments	Other significant non-cash expenses	Segment assets	Segment liabilities	Investments in intangibles and property, plant and equipment	Segment assets by geographical location	Investments by geographical location
2005
Europe Region	– 42	539	– 4%	83	42	4	1,833	838	105	2,467	164
United States Region	– 5	211	+ 26%	82	5	0	1,044	355	107	793	74
Japan Region	– 7	69	+ 77%	17	7	0	367	76	14	289	7
Latin America/Canada Region	—	93	+ 16%	18	—	0	250	48	15	222	13
Asia/Pacific Region	—	35	0%	12	—	0	202	16	10	115	4
Other Activities	—	38	> 100%	12	—	1	190	54	11	—	—
thereof: Intendis*	—	26	> 100%	5	—	1	76	41	5	—	—
Segment total	– 54	985	+ 10%	224	54	5	3,886	1,387	262	3,886	262
Other	54	– 57	– 54%	34	34	—	2,217	1,433	27	2,217	27
Schering AG Group	—	928	+ 21%	258	88	5	6,103	2,820	289	6,103	289

2004**/***
Europe Region	—	564	+ 17%	88	—	5	1,914	838	98	2,611	144
United States Region	—	168	+ 28%	77	10	0	869	240	80	603	63
Japan Region	—	39	– 55%	16	—	0	358	109	14	279	8
Latin America/Canada Region	—	80	+ 90%	16	—	0	213	26	14	183	12
Asia/Pacific Region	—	35	+ 46%	12	—	1	191	13	12	93	5
Other Activities	—	7	—	13	—	1	224	44	14	—	—
thereof: Intendis*	—	0	—	7	—	1	82	39	7	—	—
Segment total	—	893	+ 16%	222	10	7	3,769	1,270	232	3,769	232
Other	—	– 125	+ 74%	44	23	1	1,948	1,614	33	1,948	33
Schering AG Group	—	768	+ 10%	266	33	8	5,717	2,884	265	5,717	265

*   Intendis’ net sales include net sales of the Intendis Group and net sales of other Group companies with dermatology products. Results are based on the external net sales of the Intendis Group and net sales of other Group companies with dermatology products.

**  Previous year’s figures adjusted due to the separate presentation of Intendis and a responsibility shift with regard to our foreign production sites

*** Previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

External net sales are categorized by the location of the customer. However, in line with our internal financial reporting format, net sales figures for the Europe Region also include the net sales of the subsidiaries Schering Oy, Jenapharm, CIS bio international, and Justesa Imagen Group that are generated outside Europe. In addition, net sales for the United States Region include net sales of the Medrad Group generated outside the United States.

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, deliveries from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in Segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less amounts allocated for research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production performed by our production facilities on behalf of the individual segments. As the majority of our foreign production sites has been reassigned to a globally responsible production function, production overhead and production variances contain amounts which in the past were reported within the segment performance of the Regions. The previous year’s figures for the production overhead and production variances as well as for the segment performance have been adjusted accordingly.

However, since Intendis maintains its own production facilities, the segment performance of Intendis already includes production overheads and production variances. In addition, all research and development expenses caused by Intendis can be directly allocated to this business. Therefore, Intendis is not charged with research and development expenses that are not specifically attributable to an individual segment.

Within the segment results, the expenses related to the initiated disposal of our radiopharmaceuticals business of €54m are presented separately as special items. In contrast, the income from the reversal of provisions after the settlement of claims relating to the sale of Aventis CropScience in 2002 is not included in segment results, as it is not attributable to individual segments. This income is part of the following reconciliation of total segment results to operating profit:

	2005	2004*
Total segment results	985	893
Cost of corporate functions	– 154	– 149
Other income/expenses	9	24
Reversal of provisions after settlement of claims relating to the sale of Aventis CropScience	88	—
Total other	– 57	– 125
Operating profit	928	768
* Previous year’s figures adjusted (IAS 19 amended, shifts in responsibilities)

The Cost of corporate functions comprises costs of engineering and administration as well as marketing and selling of Schering AG. Income and expenses not incurred by the segments and/or generated from unusual or infrequent transactions are summarized in Other income/expenses.

Depreciation and amortization by segment includes amortization of intangible assets and depreciation of property, plant and equipment. Impairments by segment includes impairments of property, plant and equipment and intangible assets. Other significant non-cash expenses principally consists of pension expenses for unfunded pension obligations recognized under Operating profit. Segment assets include all assets with the exception of assets relating to corporate functions, marketable securities and other financial assets, other receivables and other assets, and cash and cash equivalents. Segment liabilities include all liabilities with the exception of liabilities allocable to corporate functions, financial liabilities, and tax liabilities, which are included under Other. Financial liabilities mainly consist of €409m (December 31, 2004: €659m) in pension obligations from German retirement benefit plans. The corresponding €26m (2004: €29m) in interest costs is included in the Financial result.

Our secondary segment reporting format is based on the Business Areas:

	External net sales	Change from last year	Segment assets	Investments in intangibles and property, plant and equipment
2005
Gynecology & Andrology	1,979	+ 12%	1,392	62
Diagnostic Imaging	1,404	+ 7%	1,105	97
Specialized Therapeutics	1,179	+ 5%	719	28
Oncology	429	+ 2%	452	62
Other sources	317	+ 10%	218	13
Segment total	5,308	+ 8%	3,886	262
Other	—	—	2,217	27
Schering AG Group	5,308	+ 8%	6,103	289

2004*
Gynecology & Andrology	1,766	+ 9%	1,307	71
Diagnostic Imaging	1,308	0%	1,026	59
Specialized Therapeutics	1,126	+ 1%	777	45
Oncology	420	– 7%	422	40
Other sources	287	– 14%	237	17
Segment total	4,907	+ 2%	3,769	232
Other	—	—	1,948	33
Schering AG Group	4,907	+ 2%	5,717	265

*   In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In this context, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

(32) Emoluments of the Supervisory Board and the Executive Board; loans granted

The total remuneration of the members of the Supervisory Board is broken down as follows:

€ thousand	Fixed compensation	Committee functions	Variable compensation	Long-term compensation*	Total
Dr. Giuseppe Vita (Chairman)	79	120	112	41	352
Norbert Deutschmann (Vice Chairman)	39	120	55	20	234
Dr. Karl-Hermann Baumann	35	75	50	18	178
Hans-Georg Bleeck	35	0	50	18	103
Prof. Dr. Piet Borst	35	30	50	18	133
Dr. Mathias Döpfner	35	0	50	18	103
Prof. John A. Dormandy	35	30	50	18	133
Dr. Reiner Hagemann	35	60	50	18	163
Johannes Heitbaum	35	0	50	18	103
Dr. Martin Kohlhaussen	35	0	50	18	103
Hermann-Josef Lamberti	35	0	50	18	103
Dr. Hans-Peter Niendorf	35	30	50	18	133
Detlef Pfotenhauer	35	0	50	18	103
Dr. Ulrich Sommer	35	30	50	18	133
Sabine Süpke	35	30	50	18	133
Heinz-Georg Webers	35	60	50	18	163
	608	585	867	313	2,373
* Linked to the Schering AG share price performance over a period of three years

The total remuneration of the members of the Executive Board is broken down as follows:

€ thousand	Fixed compensation	Variable compensation	Stock options granted	Other*	Total
Dr. Hubertus Erlen (Chairman)	720	2,175	605	24	3,524
Dr. Karin Dorrepaal	540	1,624	404	22	2,590
Dr. Ulrich Köstlin	540	1,624	404	22	2,590
Lutz Lingnau	540	1,624	50	390	2,604
Marc Rubin, MD	540	1,624	202	203	2,569
Dr. Jörg Spiekerkötter	540	1,624	404	24	2,592
Prof. Dr. Günter Stock	540	1,624	404	27	2,595
	3,960	11,919	2,473	712	19,064

*   Non-cash benefits in the form of company cars, jubilee payments, and subsidized insurance. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.

A provision totaling €25m has been recognized for the pensions of former members of the Executive Board and their dependents; the benefits paid for the year ended December 31, 2005 amounted to €2m.

A loan granted to a member of the Executive Board is detailed in Note (37) under “Related Party Transactions”.

A directors’ and officers’ liability insurance policy (D&O) has been taken out for members of the Supervisory Board and Executive Board. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.

The members of the Supervisory Board and the Executive Board are listed under “The Supervisory Board” and “The Executive Board”, respectively.

(33) Stock option plans

In 2000, 2001, 2004, and 2005, Schering AG introduced stock option plans (“Long Term Incentive Plans” or “LTI Plans”) granting stock options to members of the Executive Board, officers and other eligible employees. The terms and conditions of the stock option plans are as follows:

Stock option plan	LTI Plan 2000	LTI Plans 2001/I-III and 2004	LTI Plan 2005
“Top Executives” tranche
Terms	Participants received one option for every 18 acquired shares, entitling them to receive up to a max. of 180 shares	Participants invested in Schering AG shares and received stock appreciation rights	Participants invested in Schering AG shares and received stock appreciation rights
Exercise hurdle	Executive Board: 30% increase in the Schering AG share price; other participants: none	30% increase in the Schering AG share price or outperformance of the shares against a benchmark	30% increase in the Schering AG share price or outperformance of the shares against a benchmark
Personal investment	yes	yes	yes
Settlement	Schering AG shares free of charge (max. 180), depending on the performance of Schering AG shares in absolute terms and compared with a benchmark; cash settlement is possible	Difference between the strike price and the price of the Schering AG share on the exercise date	Difference between the strike price and the price of the Schering AG share on the exercise date

Stock option plan	LTI Plans 2001/I and 2001/II	LTI Plans 2001/III and 2004	LTI Plan 2005
“Key Managers” tranche
Terms	Participants received options entitling them to receive shares	Participants received stock appreciation rights	Participants received stock appreciation rights
Exercise hurdle	none	none	30% increase in the Schering AG share price or outperformance of the shares against a benchmark
Personal investment	no	no	no
Settlement	Schering AG shares at strike price	Difference between the strike price and the price of the Schering AG share on the exercise date	Difference between the strike price and the price of the Schering AG share on the exercise date

The strike price for the “Top Executives” tranches and the LTI Plan 2005 “Key Managers” tranche was fixed at the share price at the date of grant of the options. For all other “Key Managers” programs, the strike price was fixed at 110% of the share price at the date of grant.

The fair value of one option of the LTI Plan 2000 at the grant date was calculated at €6,374 (€32m for all options) based on a Monte-Carlo simulation. The fair values of the LTI Plans 2001, 2004 and 2005 at the date of grant have been calculated based on the Black-Scholes option pricing model using the following assumptions:

LTI Plan 2001/I (issued in 2001)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.8%	4.8%
Volatility	25%	25%
Fair value of one option	€15.37	€13.34
Fair value of all options	€6m	€11m

LTI Plan 2001/II (issued in 2002)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.2%	1.2%
Risk-free interest rate	4.75%	4.75%
Volatility	27.2%	27.2%
Fair value of one option	€19.15	€16.73
Fair value of all options	€8m	€17m

LTI Plan 2001/III (issued in 2003)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.3%	2.3%
Risk-free interest rate	3.21%	3.21%
Volatility	37.7%	37.7%
Fair value of one option	€12.25	€11.10
Fair value of all options	€5m	€13m

LTI Plan 2004 (issued in 2004)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	2.13%	2.13%
Risk-free interest rate	3.4%	3.4%
Volatility	27.82%	27.82%
Fair value of one option	€10.55	€8.80
Fair value of all options	€4m	€8m

LTI Plan 2005 (issued in 2005)	Top Executives	Key Managers
Expected life	5 years	5 years
Dividend yield	1.95%	1.95%
Risk-free interest rate	2.92%	2.92%
Volatility	22.4%	22.4%
Fair value of one option	€10.09	€10.09
Fair value of all options	€6m	€7m

The fair value of the cash settled stock option plans is determined at each balance sheet date on the basis of the performance of Schering AG shares and the relevant benchmark index used, or by using pricing models.

The fair value of the options of the LTI Plan 2000 is determined based on the number of qualifying shares at the end of the period. The options of the cash settled LTI Plans 2001/I, 2001/II, 2001/III, 2004, and 2005 are valued as of the end of the period using the Black-Scholes option pricing model.

The volatility applied in the option pricing models conforms to market volatilities of comparable call options. The pricing models do not consider exercise hurdles.

The costs of the LTI plans 2000, 2001/I “Top Executives” and 2001/II “Top Executives”, 2005 “Top Executives” and 2005 “Key Managers” are deferred over the three-year vesting period based on the current fair values of the options. The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Due to the hedging, changes in fair value are recognized in full in the income statement, while the costs calculated at the date of grant are amortized over the three-year vesting period.

The fair value of the portion of the LTI Plan 2005 for which the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs is determined at the date of grant using the same method by which the fair value of the cash settled portion of the LTI Plan 2005 is measured. The costs determined thereby are amortized over the three-year vesting period, and a corresponding amount is transferred to retained earnings.

By contrast, no compensation expense is recognized for the “Key Managers” component of the LTI Plans 2001/I and 2001/II, as these were designed as fixed stock option plans.

Provisions for LTI plans amount to €43m as of December 31, 2005. The total intrinsic value as of December 31, 2005 for LTI Plans for which the participants’ right to cash had vested by the end of the period is €6m.

The total expense recognized in 2005 for share-based payment transactions, including expenses for issuing employee shares of €6m, amounted to €19m. The portion of expenses arising from equity-settled transactions was €7m.

LTI Plan 2000
Number of options outstanding as of Jan. 1, 2005	1,795
Granted	—
Forfeited in 2005	—
Exercised in 2005	1,210
Number of options outstanding as of Dec. 31, 2005	585
Number of exercisable options	585
Average share price upon exercise in 2005 (€)	55.09
Maximum number of award shares	96,525
Exercise price per share (€)	0
Compensation costs in 2005 (€m)	1
Compensation costs in 2004 (€m)	3
Benchmark index	STOXX Healthcare
Date of grant	Jan. 1, 2000
Exercise period	Jan. 1, 2003 until Dec. 31, 2006

LTI Plan 2001/I	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2005	332,000	734,800
Granted	—	—
Forfeited in 2005	15,000	7,000
Exercised in 2005	13,200	—
Number of options outstanding as of Dec. 31, 2005	303,800	727,800
Number of exercisable options	303,800	727,800
Average share price upon exercise in 2005 (€)	56.90	—
Maximum number of award shares	—	727,800
Exercise price per share (€)	54.66	60.13
Compensation costs in 2005 (€m)	0	—
Compensation costs in 2004 (€m)	1	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2001	May 2, 2001
Exercise period	May 2, 2004 until May 1, 2008	May 2, 2004 until May 1, 2008
LTI Plan 2001/II	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2005	395,000	961,500
Granted	—	—
Forfeited in 2005	14,000	23,100
Exercised in 2005	—	—
Number of options outstanding as of Dec. 31, 2005	381,000	938,400
Number of exercisable options	381,000	938,400
Maximum number of award shares	—	938,400
Exercise price per share (€)	66.48	73.13
Compensation costs in 2005 (€m)	0	—
Compensation costs in 2004 (€m)	1	—
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2002	May 2, 2002
Exercise period	May 2, 2005 until May 1, 2009	May 2, 2005 until May 1, 2009
LTI Plan 2001/III	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2005	413,700	1,121,000
Granted	—	—
Forfeited in 2005	13,000	52,000
Exercised in 2005	—	—
Number of options outstanding as of Dec. 31, 2005	400,700	1,069,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	40.18	44.20
Compensation costs in 2005 (€m)	1	4
Compensation costs in 2004 (€m)	2	5
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 2, 2003	May 2, 2003
Exercise period	May 2, 2006 until May 1, 2010	May 2, 2006 until May 1, 2010
LTI Plan 2004	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2005	333,300	925,500
Granted	—	—
Forfeited in 2005	—	42,500
Exercised in 2005	—	—
Number of options outstanding as of Dec. 31, 2005	333,300	883,000
Number of exercisable options	0	0
Maximum number of award shares	—	—
Exercise price per share (€)	43.76	48.14
Compensation costs in 2005 (€m)	1	3
Compensation costs in 2004 (€m)	1	2
Benchmark index	MSCI World Pharma&Biotech	—
Date of grant	May 3, 2004	May 3, 2004
Exercise period	May 3, 2007 until May 2, 2011	May 3, 2007 until May 2, 2011
LTI Plan 2005	Top Executives	Key Managers
Number of options outstanding as of Jan. 1, 2005	—	—
Granted	643,300	720,500
Forfeited in 2005	—	5,000
Exercised in 2005	—	—
Number of options outstanding as of Dec. 31, 2005	643,300	715,500
Number of exercisable options	0	0
Maximum number of award shares	—*	—**
Exercise price per share (€)	51.22	51.22
Compensation costs in 2005 (€m)	2	2
Benchmark index	MSCI World Pharma&Biotech	MSCI World Pharma&Biotech
Date of grant	May 2, 2005	May 2, 2005
Exercise period	May 2, 2008 until May 1, 2012	May 2, 2008 until May 1, 2012

*   For 11% of the options, the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs.

**  For 31% of the options, the equivalent of the difference between the strike price and the price of the Schering AG share on the exercise date will be paid in Schering AG shares or ADRs.

(34) Principal accountant fees and services

Fees billed by the principal independent auditor, BDO, for professional services for the Schering AG Group were as follows:

€m	2005	2004
Audit fees	6.4	5.7
Audit-related fees	0.1	0.1
Tax fees	0.3	0.4
All other fees	0.1	0.0
Total	6.9	6.2

In 2005, Schering AG had expenses for the auditor’s fees for the statutory audit of the single and group financial statements of €1.9m, for other attestation services of €0.3m, for tax services and other services of €0.1m. Furthermore, German subsidiaries had expenses for the auditor’s fees for the statutory audit of the single financial statements of €0.5m.

(35) Declaration of conformity with the German Corporate Governance Code

In December 2005, the Executive Board and the Supervisory Board issued the declaration of conformity in accordance with section 161 of the German Stock Corporation Act (Aktiengesetz). The declaration has been published on the Group’s website www.schering.de. For further information, refer to the chapter “Corporate Governance” of this Annual Report.

(F) SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

Amounts are expressed in millions of euros, abbreviated €m, unless otherwise stated

(36) Reconciliation to U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), which, as applied by the Group, differ in certain material respects from U.S. GAAP. The effects of the application of U.S. GAAP to net profit and shareholders’ equity are set out in the tables below:

Reconciliation of net profit to U.S. GAAP

	Note	2005	2004
Net profit under IFRSs*		619	504
U.S. GAAP adjustments
Business combinations
Acquired in-process research and development	(a)	—	—
Other differences	(a)	– 6	– 11
Acquired development projects	(b)	– 33	– 9
Property, plant and equipment
Capitalization of interest costs	(c)	0	– 1
Reversal of impairment losses	(c)	0	– 1
Inventories	(d)	– 1	5
Provisions for pensions*	(e)	– 9	– 16
Other provisions	(f)	– 2	– 4
Stock option plans	(h)	2	– 9
Tax effect on U.S. GAAP adjustments*	(i)	18	13
Net profit under U.S. GAAP		588	471

Earnings per share under U.S. GAAP (in €)
basic		3.10	2.46
diluted		3.09	2.46
* previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

Reconciliation of shareholders’ equity to U.S. GAAP
	Note	2005	2004
Total equity under IFRSs*		3,283	2,833
Minority interest	(j)	– 18	– 17
Equity before minority interest		3,265	2,816
U.S. GAAP adjustments
Business combinations
Acquired in-process research and development	(a)	– 147	– 135
Other differences	(a)	14	20
Acquired development projects	(b)	– 42	– 9
Property, plant and equipment
Capitalization of interest costs	(c)	15	15
Reversal of impairment losses	(c)	– 4	– 4
Inventories	(d)	26	27
Provisions for pensions*	(e)	280	216
Other provisions	(f)	12	14
Schering AG call options	(g)	– 2	– 5
Stock option plans	(h)	11	19
Tax effect on U.S. GAAP adjustments*	(i)	– 104	– 104
Shareholders’ equity under U.S. GAAP		3,324	2,870
* previous year’s figures adjusted in accordance with the amendment “Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19

(a) Business combinations

Acquired in-process research and development

Until 2003, acquired in-process research and development (R&D) was not recognized as an acquired asset under IFRSs during the course of purchase price allocation, but was capitalized as goodwill and amortized over its expected useful life. Since January 1, 2004, we have applied IFRS 3 “Business Combinations”. Accordingly, since January 1, 2004, R&D projects that are acquired as part of the business combination are now required to be included in the purchase price allocation and amortized over their useful life upon availability for use. Under U.S. GAAP, acquired in-process R&D must be identified and included as a separate component of purchase price allocation. The amounts ascertained must be expensed at the time of the acquisition.

Other differences

Certain identifiable intangible assets recognized under U.S. GAAP were included in goodwill under IFRSs. The adjustments relate to the acquisitions of Medrad Group (1995), Leiras (1996), Jenapharm Group (1996: 74.9%; 2001: 25.1%), Diatide (1999), and Collateral Therapeutics (2002).

Since January 1, 2004, goodwill resulting from business combinations is no longer amortized under IFRSs but is tested for impairment annually. Under U.S. GAAP, goodwill has no longer been amortized since January 1, 2002 but is also tested for impairment annually. During 2005, no goodwill was impaired under either IFRSs or U.S. GAAP.

Under U.S. GAAP, negative goodwill arising on the acquisition of CIS bio international (2000: 60%; 2001: 40%) was deducted proportionately from non-current assets, excluding securities. Consequently, under U.S. GAAP we have recognized lower impairment charges on these non-current assets in 2005.

(b) Acquired development projects

As a consequence of applying IAS 38 “Intangible assets” (revised 2004), the criterion for recognition of acquired intangible assets is always considered to be satisfied since January 1, 2004. Until December 31, 2003 product rights in particular were recognized as an asset under IFRSs only upon regulatory approval. Under U.S. GAAP, acquired development projects must be recognized as an expense at the time of acquisition.

(c) Property, plant and equipment

The Group does not capitalize interest costs on self-constructed assets under IFRSs. Under U.S. GAAP, interest costs incurred during the construction period must be capitalized and amortized. Interest of €4m (2004: €3m) was capitalized under U.S. GAAP. Total capitalized interest under U.S. GAAP as of December 31, 2005 was €15m (December 31, 2004: €15m).

U.S. GAAP prohibits the reversal of impairment losses on items of property, plant and equipment.

(d) Inventories

Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under U.S. GAAP, idle facility expenses are allocated ratably between cost of sales and inventories.

(e) Provisions for pensions

Under U.S. GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions”. Companies located outside the U.S. were required to adopt the provisions of SFAS No. 87 for the first time for fiscal years beginning on or after December 15, 1988. Due to the long period of time between the effective date of the standard and the time when the Group first prepared U.S. GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of €13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of €6m was deducted directly from equity (for the period 1989 to 1997). €1m (5% of the transition obligation) will be recognized as expense each year until 2008.

One of our defined benefit plans for employees was modified in 2004. Accordingly, under IFRSs the reduction in vested benefits payable (negative past service costs) was recognized as a one-time charge to income. Following the reduction in future benefits (curtailment), IFRSs required the one-time recognition of a proportionate share of unrecognized actuarial losses as an expense in 2004. Under U.S. GAAP, an income from the reduction in vested benefits payable is recognized over the average remaining service period of employees. The expense resulting from the proportionate share of unrecognized actuarial losses is also recognized over the average remaining service period of employees.

Starting January 1, 2005, we have adopted the Amendment to IAS 19 “Employee Benefits” – “Actuarial Gains and Losses, Group Plans and Disclosures”. Consequently, we recognize actuarial gains and losses of defined benefit plans net of deferred taxes directly in equity. Under U.S. GAAP, the unrecognized actuarial gains and losses, provided that they exceed 10% of the greater of the defined benefit obligation and the fair value of plan assets, will be recognized in profit or loss over the expected remaining service life of plan participants. In accordance with the Amendment to IAS 19, the consolidated financial statements under IFRSs have been restated retrospectively; the reconciliation to U.S. GAAP has been restated accordingly.

Where the accumulated benefit obligation (ABO) exceeds the fair value of plan assets at the measurement date, SFAS No. 87 requires the recognition of a minimum pension liability equaling the underfunding. As of December 31, 2005, an additional liability amounting to €239m (December 31, 2004: €97m) was therefore recognized under U.S. GAAP to reflect the difference between the pension liabilities already accrued and the minimum pension liability. As of December 31, 2005, a corresponding contra item amounting to €145m net of deferred taxes (December 31, 2004: €59m net of deferred taxes) was recognized directly in Accumulated other comprehensive income.

(f) Other provisions

The reconciliation item relates to liabilities arising from our early retirement program, under which employees older than 54 are offered the opportunity to work half-time for up to six years for 85% of pay. Under IFRSs, the (discounted) incremental costs are recognized in full once a binding contractual arrangement has been entered into. Under U.S. GAAP, such amounts are accrued over the employees’ remaining service period (on an undiscounted basis).

(g) Schering AG call options

Schering AG call options acquired to hedge the LTI 2000 stock option plan are recognized as an asset under IFRSs. Under U.S. GAAP, the Schering AG call options are deducted from equity.

(h) Stock option plans

Please refer to Note (33) to the consolidated financial statements for a description of our stock option plans. Under U.S. GAAP, we make use of Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and provide additional disclosures in Note (37) as required by SFAS No. 123 “Accounting for Stock Based Compensation”.

LTI Plan 2000: The LTI 2000 stock option plan is a variable award plan. Compensation costs under IFRSs are measured on the basis of the estimated performance of the Schering AG share price and the performance of a benchmark index (STOXX Healthcare). The costs of the LTI Plan 2000 have been largely hedged by the purchase of Schering AG call options. Under U.S. GAAP, compensation costs are recognized over the three-year vesting period on the basis of the fair value of Schering AG shares and the benchmark index at the respective balance sheet dates. Under U.S. GAAP, the acquisition costs of the Schering AG call options are deducted from equity, and the proceeds from the sale of the options are credited directly to equity. Under IFRSs, the accumulated compensation costs are shown as a liability, while under U.S. GAAP, these costs are part of equity.

Other LTI Plans: The reconciliation item results mainly from different measurement rules under IFRSs and U.S. GAAP. Compensation costs under IFRSs are measured on the basis of an estimate of the share price performance at the exercise date made at each balance sheet date utilizing option pricing models. Under U.S. GAAP, compensation costs are measured at the fair value of Schering AG shares at the respective balance sheet dates.

The costs of the LTI Plans 2001/III and 2004 have been hedged by the purchase of Schering AG call options. Under both IFRSs and U.S. GAAP, changes in fair value are recognized as gain or loss, while the costs calculated at the date of grant are accrued over the three-year vesting period.

(i) Tax effect on U.S. GAAP adjustments

This reconciliation item includes all deferred tax effects due to the aforementioned reconciling items.

(j) Minority interest

According to IAS 1 “Presentation of Financial Statements”, any minority interest must be presented within equity. Under U.S. GAAP, a minority interest is not a component of equity.

(37) Additional U.S. GAAP information

SFAS No. 130 “Reporting Comprehensive Income”

SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of all changes in shareholders’ equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31
	2005	2004
U.S. GAAP net profit [see Note (36)]	588	471
Currency translation adjustments
According to IFRSs	177	– 76
Reconciliation to U.S. GAAP	– 13	7
Available-for-sale securities
Unrealized gains and losses (after deferred taxes of €–1m; 2004: €–2m)	6	12
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €–1m; 2004: €–1m)	1	3
Cash flow hedges
Unrealized gains and losses (after deferred taxes of €17m; 2004: €–5m)	– 27	8
Less realized gains (–) and losses (+) recognized in net profit (after tax expense of €–2m; 2004: €6m)	3	– 10
Minimum pension liability (after deferred taxes of €55m; 2004: €24m)	– 86	– 37
Other comprehensive income, net of tax	61	– 93
Comprehensive income, net of tax	649	378

Accumulated other comprehensive income balances as of December 31
	Currency translation adjustment	Available- for-sale securities	Derivative hedging instruments	Minimum pension liability	Accumulated other comprehensive income
January 1, 2004	– 303	1	15	– 22	– 309
Other comprehensive income 2004	– 69	15	– 2	– 37	– 93
December 31, 2004	– 372	16	13	– 59	– 402
Other comprehensive income 2005	164	7	– 24	– 86	61
December 31, 2005	– 208	23	– 11	– 145	– 341

Statement of U.S. GAAP shareholders’ equity as of December 31
	2005	2004
Equity according to U.S. GAAP before accumulated other comprehensive income	3,665	3,272
Accumulated other comprehensive income	– 341	– 402
Total equity according to U.S. GAAP	3,324	2,870

Available-for-sale securities:

	Carrying amount	Gross unrealized gains	Gross unrealized losses	Fair value
As of December 31, 2005
Marketable securities	433	16	-—	433
Other investments	46	11	—	46
	479	27	—	479

As of December 31, 2004
Marketable securities	233	9	-—	233
Other investments	28	10	—	28
	261	19	—	261

Proceeds from available-for-sale securities in 2005, including proceeds from maturing securities, amounted to €85m (2004: €80m). Gross gains of €6m were realized in 2005 (2004: €1m). Gross losses were immaterial. In 2005, impairment losses of €4m were recognized (2004: €4m).

Maturities of fixed-term marketable securities as of December 31, 2005 are as follows:

	Carrying amount	Fair value
Less than 1 year	196	196
Between 1 and 5 years	51	52
More than 5 years	2	2

As of December 31, 2005, the Group also held an investment in a fixed-income fund of €74m (2004: €64m).

Impairment of long-lived assets

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill and other intangible assets not yet available for use are tested for impairment annually. The determination of the impairment charge under IFRSs is described in Note (4). Under U.S. GAAP, the carrying amount of a long-lived asset is considered to be impaired when the anticipated undiscounted and probability-weighted cash flow from such an asset is separately identifiable and is less than its carrying amount. In such event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived asset. If no market prices are available, fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 2005 and 2004, there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IFRSs and U.S. GAAP.

Corporate debt

As of December 31, 2005, the Schering AG Group had aggregate unused committed lines of credit of €44m (December 31, 2004: €43m).

In December 2004, a long term loan amounting to $263m was raised. The loan matures in 2009; the interest rate is based on 3-month USD Libor and is adjusted on a quarterly basis.

Employee benefit plans

The information required by SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” is included in Note (4) and Note (22) to the consolidated financial statements.

For all defined benefit pension plans, the projected benefit obligation exceeds the fair value of plan assets. The accumulated benefit obligation as of December 31, 2005 amounted to €2,024m (December 31, 2004: €1,713m).

The following table provides information for the pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31
	2005	2004
Projected benefit obligation	2,216	1,871
Accumulated benefit obligation	1,940	1,644
Fair value of plan assets	1,676	1,060
Provisions for pensions (without additional liability)	158	528
Provisions for pensions (additional liability)	216	72
Prepaid pension costs	98	0

Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IFRSs [see Note (4)].

Under IFRSs, interest relating to unfunded pension obligations is presented in the Financial result [see Note (10)]. Under U.S. GAAP, interest on pension obligations is considered a component of compensation expenses. Accordingly, Operating profit under U.S. GAAP would be lower and the Financial result higher by €26m (2004: €29m).

Stock option plans

As required under SFAS No. 123, amended by SFAS No. 148, we provide additional information for the stock option plans which are accounted for according to APB Opinion No. 25:

	2005	2004
Net profit, as reported (U.S. GAAP)	588	471
Add: Stock-based employee compensation expense determined under APB No. 25	13	22
Deduct: Stock-based employee compensation expense determined under SFAS No. 123	– 15	– 18
Pro forma net profit (U.S. GAAP)	586	475

Basic earnings per share (€):
as reported	3.10	2.46
pro forma	3.08	2.48

Diluted earnings per share (€):
as reported	3.09	2.46
pro forma	3.08	2.48

Intangible assets

Expected amortization on intangible assets:

	IFRSs	U.S. GAAP
2006	64	73
2007	64	72
2008	59	67
2009	54	61
2010	26	33

Goodwill

Allocation of goodwill to the primary segments:

	IFRSs		U.S. GAAP
	2005	2004	2005	2004
Europe Region	273	266	146	144
United States Region	81	71	43	39
Japan Region	13	11	6	5
Latin America/Canada Region	4	4	—	—
Asia/Pacific Region	6	4	3	3
	377	356	198	191

Under IFRSs, acquired in-process R&D was capitalized as goodwill until December 31, 2003. U.S. GAAP requires such amounts to be recognized as expenses at the time of the acquisition. In addition, certain identifiable intangible assets, which were recognized as an asset under U.S. GAAP, are included in goodwill under IFRSs. The change in goodwill between 2004 and 2005 is primarily related to currency translation adjustments.

Legal proceedings

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition and environmental matters. While the outcome of these proceedings and claims cannot be predicted with certainty, Schering AG believes that any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on the Group’s consolidated results of operations, financial condition and cash flows. However, Schering AG cannot guarantee you that this will be the case. To the extent that these legal proceedings and claims meet the criteria laid down in SFAS No. 5 “Accounting for Contingencies”, provisions have been set up for them in the consolidated financial statements.

What we believe to be the most significant of these proceedings and claims are described below.

In November 1998, Medrad, Inc., one of the Group’s subsidiaries in the United States, was sued by Liebel-Flarsheim Company, which alleged patent infringement, antitrust violations and tortious interference with contractual relations. In October 2001 and February 2002, the U.S. District Court for the Southern District of Ohio, on summary judgement motions, decided in favor of Medrad regarding Liebel-Flarsheim’s patent infringement claims. Liebel-Flarsheim appealed the decision of the U.S. District Court and the Federal Circuit Court of Appeals reversed the District Court’s decision and remanded it back to the U.S. District Court in February 2004. In October 2005, the U.S. District Court once again decided in favor of Medrad on a summary judgement motion, ruling that the patents of Liebel-Flarsheim are invalid. At the same time the court ruled that Medrad had infringed those patents. These rulings are being appealed by both Liebel-Flarsheim and Medrad. All claims other than the patent claims were withdrawn by Liebel-Flarsheim in connection with a settlement reached in October 2002. In September 2004, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a new patent infringement action in the same court against Medrad in relation to an additional injector product relating to the same family of patents at issue in the first lawsuit.

Following the sale of Schering’s share in Aventis CropScience to Bayer AG in 2003, Bayer CropScience AG initiated arbitration proceedings against Schering AG, SCIC Holdings LLC, Aventis Agriculture and Hoechst AG alleging the violation of a financial statement guarantee for which Bayer CropScience AG demanded payments of damages. While these arbitration proceedings and a number of other claims raised by Bayer CropScience AG in connection with the Aventis CropScience Stock Purchase Agreement were settled in December 2005, there are still several other claims pending from this agreement that might lead to damages being awarded to Bayer CropScience AG.

One of the Group’s German subsidiaries, Jenapharm GmbH & Co. KG, faces claims before an arbitration board in Hamburg (“Öffentliche Rechtsauskunft- und Vergleichsstelle”) from 157 former East German athletes for damages covering personal injuries such as infertility, liver damage and cancer allegedly resulting from drugs received under a doping program organized and controlled by the former German Democratic Republic. Jenapharm, which was acquired by Schering AG in 1996, will dispute the allegations and considers the claims to be without merit.

Berlex, Inc., together with several other pharmaceutical companies, has been named in several lawsuits filed in various U.S. courts by plaintiffs who used hormone replacement therapy (“HRT”) products. A total of thirty five plaintiffs have made allegations that they had used Berlex HRT products together with other HRT products and suffered injuries, including breast cancer, ovarian cancer, stroke and pulmonary embolism. The lawsuits of thirty two of these plaintiffs have been removed to the Multi-District Litigation in the Eastern District of Arkansas – Western Division (In Re: Prempro Products Liability Litigation. MDL Docket No. 1507) where the cases of hundreds of other HRT plaintiffs directed at other pharmaceutical companies have been consolidated. One lawsuit is proceeding in the Court of Common Pleas of Philadelphia County (In Re: Hormone Therapy Litigation) and two others in the Superior Court of New Jersey Atlantic County (In Re: Hormone Replacement Therapy Litigation. Case Code No. 266). Berlex is vigorously defending itself against the allegations in the lawsuits.

On April 29, 2005 Schering AG and Berlex, Inc. filed a complaint against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in the U.S. District Court in New Jersey claiming infringement of a Schering micronization patent covering Yasmin®. On June 10, 2005, Barr filed a counterclaim for invalidation of the micronization patent. Schering AG and Berlex are vigorously pursuing their claims and contesting the counterclaims of Barr.

Claims and proceedings that were disclosed in the report of 2004 and that are not described herein have either been substantially resolved or are in our judgement not expected to give rise to liability that could have a significant effect on the Schering AG Group’s consolidated results of operations, financial position and cash flows.

Dividends

Under the German Commercial Code (Handelsgesetzbuch), dividends can be paid from the un-appropriated profit of the parent company, Schering AG. As of December 31, 2005, the unappropriated profit of Schering AG totaled €233m, resulting from the 2005 net profit of €382m, less a transfer of €153m to Retained earnings, as determined by the Executive Board and the Supervisory Board, plus an additional €4m profit brought forward from 2004.

Related party transactions

Shareholders: Some companies belonging to the Allianz Group currently provide insurance services to the Schering AG Group in a number of different areas such as liability and property insurance including business interruption, directors’ and officers’ liability as well as marine, personal accident and automobile insurance. We believe that these services are provided on an arm’s length basis.

Directors: Certain members of the Supervisory Board are members of the boards of various financial institutions or insurance companies with which we engage in transactions in the ordinary course of business.

A loan of 46 thousand U.S. dollars was granted in 1993 to an employee who thereafter became a member of the Executive Board of the company. Interest of 6% is charged on the loan, which is repayable in 2015 including accumulated interest.

According to section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the members of the Executive Board and of the Supervisory Board of Schering AG have to notify transactions in securities of Schering AG. This applies to transactions of a Board member only if the aggregate value of the transactions of such Board member, or his/her close relatives, exceeds €5,000 per year. In addition, companies legally or economically related to a Board member or to a relative of a Board member have their own obligation to disclose their Schering AG securities’ dealings. During 2005, Schering AG has been notified of a total of 15 transactions. A list with details of the notified transactions is available in the Corporate Governance chapter of the Annual Report as well as on the Schering AG website under www.schering.de/Investor Relations/Corporate Governance/Directors Dealings.

Recent Accounting Pronouncements under U.S. GAAP

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. This Statement addresses the accounting for idle facility expenses. Under SFAS No. 151, idle facility expenses are required to be treated as a current period charge. So far, idle facility expenses are allocated between cost of sales and inventories under U.S. GAAP. Under IFRSs, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. The effect of this accounting difference on our reconciliation for the reporting periods 2005 and 2004 is reported under Note (36). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We expect the application of SFAS No. 151 to affect our reconciliation for 2006, when capitalized costs of €26m will be recognized as an expense.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment”. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. According to SFAS No. 123 (revised 2004), the compensation costs relating to share-based payment transactions must be accounted for using the fair-value-based method and must be recognized in the financial statements. The effect of applying the fair-value-based method on net profit under U.S. GAAP for 2005 and 2004 is reported under Note (37). SFAS No. 123 (revised 2004) is effective for fiscal years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions”, which amends SFAS No. 66 “Accounting for the Sales of Real Estate” and SFAS No. 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects”. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. Under SFAS No. 153, exchanges of nonmonetary assets must be measured based on the fair value of the assets exchanged if certain criteria are met. We do not expect an impact on our U.S. GAAP reconciliation from the application of this standard.

In March 2005, the FASB issued Interpretation 47 “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”, which clarifies the term conditional asset retirement obligation used in SFAS No. 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on our U.S. GAAP reconciliation.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. This Statement deals with the accounting and reporting of voluntary changes in accounting principles, changes resulting from new regulations for which no transitional provisions have been issued, and the correction of errors. The Statement replaces the APB No. 20 and SFAS No. 3. Generally, changes in accounting principles will be accounted for retrospectively. The Statement also requires that a change in depreciation or amortization method for long term, non-financial assets be accounted for prospectively. The Statement will be effective for fiscal years beginning after December 15, 2005. We do not expect an impact on our U.S. GAAP reconciliation from the application of this Statement.

In June 2005, the FASB issued EITF Issue No. 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)”. EITF Issue No. 05-5 provides guidance for accounting for the German regulations to Altersteilzeit (ATZ) and other incentive programs for early retirement with similar characteristics. Under ATZ arrangements, employers pay to employees benefits in the form of salary, social contributions and additional bonuses. Under certain conditions a part of these benefits is compensated through government subsidies. Under EITF Issue No. 05-5 the salary expense should be recognized ratably over the remaining active service period. The expense related to the additional bonuses granted by the employer should be accrued over the period starting from the date the individual employee signs the ATZ contract until the end of the active service period. Related government subsidies are recognized when the employer is entitled to the subsidy and the recognition criteria are met. EITF Issue No. 05-5 is effective from fiscal years beginning after December 15, 2005 and has to be applied prospectively. The adoption of EITF Issue No. 05-5 is not expected to have a material impact on our reconciliation.

Overview of Last Five Years1

(as of December 31, in €m)

Net sales/Profit	2005	2004	2003	2002[2]	2001
Net sales	5,308	4,907	4,828	5,023	4,842
Gross profit	4,052	3,701	3,595	3,811	3,627
Gross margin	76.3%	75.4%	74.5%	75.9%	74.9%
Operating profit	928	768	696	744	670
Operating margin	17.5%	15.7%	14.4%	14.8%	13.8%
Financial result	42	– 9	15	– 23	30
Profit before taxes	970	759	711	721	700
Income taxes	– 346	– 252	– 259	– 253	– 271
Effective tax rate	35.7%	33.2%	36.4%	35.1%	38.7%
Net profit	619	504	449	466	419
Weighted average number of shares outstanding	190.0	191.2	194.4	197.3	198.0
Earnings per share (basic)	3.26	2.64	2.31	2.36	2.12
Dividend per share (€)	1.20[3]	1.00	0.93	0.93	0.83

Cashflow	2005	2004	2003	2002[2]	2001
Cash flows from operating activities	1,048	751	581	584	670
Cash flows from/used in investing activities	– 386	– 311	– 161	685	– 217
Cash flows used in financing activities	– 631	– 217	– 247	– 1,031	– 535
thereof: purchase of treasury shares	—	– 167	– 90	– 234	—
thereof: funding of Schering Pension Trust	– 450	—	—	– 500	– 300

Assets and liabilities	2005	2004	2003	2002[2]	2001
Total assets	6,103	5,717	5,479	5,483	5,310
Non-current assets	2,519	2,538	2,487	2,782	2,908
Inventories	959	992	996	971	881
Cash and cash equivalents	776	785	566	408	192
Other current assets	1,849	1,402	1,430	1,322	1,329
Total equity	3,283	2,833	2,783	2,813	2,504
Liabilities	2,820	2,884	2,696	2,670	2,806
Equity ratio	53.8%	49.6%	50.8%	51.3%	47.2%

Personnel/Research	2005	2004	2003	2002	2001
Wages and salaries, social security and support payments, pensions	1,583	1,550	1,564	1,592	1,529
Employees (annual average)	25,037	26,131	26,561	26,245	25,056
Personnel costs in € per capita	63,226	59,317	58,883	60,659	61,023
Research and development costs	982	918	923	947	864
in percent of net sales	18.5%	18.7%	19.1%	18.9%	17.8%

Schering AG	2005	2004	2003	2002	2001
Net sales	2,581	2,402	2,338	2,280	2,179
Operating profit	403	381	302	186	297
Profit for the period	382	221	442	432	201
Transfer to retained earnings	153	30	264	249	37
Dividend volume	233[4]	190	178	180	164

1) Previous years’ figures adjusted in accordance with the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”; Balance sheet items also restated to give effect to the changes in the presentation of Total equity (IAS 1) and in the accounting for employee share purchase plans (IFRS 2)

2) 2002 figures adjusted for one-time effects, in particular from the sale of our interest in Aventis CropScience

3) The dividend with respect to 2005 is subject to approval at the Annual General Meeting to be held on April 19, 2006

4) Figure for 2005 based on the dividend proposal of €1.20 per share, less the portion relating to treasury shares that do not carry dividend rights

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Schering Aktiengesellschaft ( the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: March 13, 2006